SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                       China Yuchai International Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   G210821050
                                 (CUSIP Number)

                            Charles F. Niemeth, Esq.
                              O'Melveny & Myers LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  G210821050                       13D               PAGE 2 of 27 PAGES


--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
              NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              COOMBER INVESTMENTS LIMITED
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
              (SEE INSTRUCTIONS)                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
--------------------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [X]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH:
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    -0-
--------------------------------------------------------------------------------
              8.    SHARED VOTING POWER

                    8,601,550
--------------------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    8,601,550
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                    8,601,550
--------------------------------------------------------------------------------
12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                       13D               PAGE 3 of 27 PAGES


--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
              NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              GOLDMAN INDUSTRIAL LTD.
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
              (SEE INSTRUCTIONS)                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
--------------------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [X]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH:
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    -0-
--------------------------------------------------------------------------------
              8.    SHARED VOTING POWER

                    8,601,550
--------------------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    8,601,550
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                    8,601,550
--------------------------------------------------------------------------------
12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                       13D               PAGE 4 of 27 PAGES


--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
              NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              ZHONG LIN DEVELOPMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
              (SEE INSTRUCTIONS)                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
--------------------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [X]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              HONG KONG
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH:
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    -0-
--------------------------------------------------------------------------------
              8.    SHARED VOTING POWER

                    8,601,550
--------------------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    8,601,550
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                    8,601,550
--------------------------------------------------------------------------------
12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                       13D               PAGE 5 of 27 PAGES


--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
              NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              GUANGXI YUCHAI MACHINERY STATE HOLDING COMPANY
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
              (SEE INSTRUCTIONS)                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
--------------------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              CHINA
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH:
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    -0-
--------------------------------------------------------------------------------
              8.    SHARED VOTING POWER

                    8,601,550
--------------------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    8,601,550
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                    8,601,550
--------------------------------------------------------------------------------
12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                       13D               PAGE 6 of 27 PAGES


--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
              NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              QIN XIAOCONG
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
              (SEE INSTRUCTIONS)                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
--------------------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              CHINA
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH:
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    -0-
--------------------------------------------------------------------------------
              8.    SHARED VOTING POWER

                    8,601,550
--------------------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    8,601,550
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                    8,601,550
--------------------------------------------------------------------------------
12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                       13D               PAGE 7 of 27 PAGES


--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
              NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              ZHU GUOXIN
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
              (SEE INSTRUCTIONS)                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
--------------------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              CHINA
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH:
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    -0-
--------------------------------------------------------------------------------
              8.    SHARED VOTING POWER

                    8,601,550
--------------------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    8,601,550
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                    8,601,550
--------------------------------------------------------------------------------
12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                       13D               PAGE 8 of 27 PAGES


--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
              NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              YUAN XUCHENG
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
              (SEE INSTRUCTIONS)                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY
--------------------------------------------------------------------------------
4.            SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
--------------------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              CHINA
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
              REPORTING PERSON WITH:
--------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

                    -0-
--------------------------------------------------------------------------------
              8.    SHARED VOTING POWER

                    8,601,550
--------------------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    8,601,550
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                    8,601,550
--------------------------------------------------------------------------------
12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. and Coomber Investment Limited with the United States Securities and Exchange Commission on December 16, 2002 is hereby amended and restated in its entirety so as to furnish the information set forth below.

Item 1.           Security and Issuer

         This statement is being filed with respect to the Common Stock, par value $0.10 per share, of China Yuchai International Limited, a Bermuda corporation ("CYI" or the "Company"). The address of CYI's principal executive office is 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581.

Item 2.           Identity and Background

         This Statement is being filed by the following companies (each a "Reporting Company" and collectively, the "Reporting Companies") and natural persons (each a "Reporting Individual," collectively, the "Reporting Individuals" and, collectively with the Reporting Companies, the "Reporting Persons").

Reporting Companies
-------------------

         (i) Coomber Investments Limited ("Coomber"), a British Virgin Islands corporation

         (ii) Goldman Industrial Ltd. ("Goldman"), a British Virgin Islands corporation

         (iii) Zhong Lin Development Company Limited ("Zhong Lin"), a Hong Kong corporation

         (iv) Guangxi Yuchai Machinery State Holding Company ("Guangxi Holding"), a Chinese state-owned limited liability company

Reporting Individuals
---------------------

         (i)    Qin Xiaocong

         (ii)   Zhu Guoxin

         (iii)  Yuan Xucheng

         The ultimate beneficial owner of the CYI shares reported in this
Schedule is Yulin City Municipal Government in Guangxi Zhuang Autonomous Region, People's Republic of China ("Yulin City Government"). For a description of the ownership, contractual and other arrangements by which Yulin City Government exercises such beneficial ownership, see "Control Persons of the Reporting Companies" below in this Item 2.

         Certain information relating to each of the Reporting Persons and their respective executive officers and directors is set forth below. References to the "PRC" are to the People's Republic of China. For information with respect to the controlling persons of Coomber, Goldman, Zhong Lin and Guangxi Holding, see "Control Persons of the Reporting Companies" below in this Item 2. Except as set forth under "Certain Proceedings," during the last five years none of the

Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons identified as executive officers, directors or control persons of the Reporting Companies, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons or such other persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. For information with respect to certain proceedings pending in the United States District Court for the Southern District of New York in which Coomber, Goldman, Zhong Lin and the Chairman of Guangxi Holding are named as defendants, and arbitration proceedings pending in London and Singapore, see "Certain Proceedings" below in this Item 2.

Coomber:
-------

         (a)   Name: Coomber Investment Limited
         (b)   Place of Organization: British Virgin Islands
         (c)   Principal Business:  Holding Company
         (d) Address of Principal Place of Business and Office: Flat E, 21/F, Ka On Bldg., 8-14 Connaught Road, West, Hong Kong

         The Directors and Executive Officers of Coomber, their addresses, their principal occupations or employment and the organization at which such principal occupations or employment are carried on are as follows:

-----------------------------------------------------------------------------------------------
      Name and Title                Address                     Occupation and Address
      --------------                -------                     ----------------------

-----------------------------------------------------------------------------------------------
Qin Xiaocong                Yulin City                    Director of Goldman and of Coomber
Director                    Guangxi Zuang                 Flat E, 21/F, Ka On Bldg.
                            Autonomous Region, PRC        8-14 Connaught Road
                                                          West, Hong Kong
-----------------------------------------------------------------------------------------------
Zhu Guoxin, Director        Yulin City                    Director of Goldman and of Coomber
                            Guangxi Zuang                 Flat E, 21/F, Ka On Bldg.
                            Autonomous Region, PRC        8-14 Connaught Road
                                                          West, Hong Kong
-----------------------------------------------------------------------------------------------

Goldman
-------

         (a)   Name: Goldman Industrial Ltd.
         (b)   Place of Organization: British Virgin Islands
         (c)   Principal Business: Holding Company
         (d) Address of Principal Place of Business and Office: Flat E, 21/F, Ka On Bldg., 8-14 Connaught Road, West, Hong Kong

The Directors and Executive Officers of Goldman are Qin Xiaocong, Director, Zhu Guoxin, Director and Yuan Xucheng, Director. The addresses of Qin Xiaocong and Zhu Guoxin, their principal occupations or employment and the organization at which such principal occupations or employment are carried on are set forth under "Coomber," above. Yuan Xuchang's address is Nanning, Guangxi Zuang Autonomous Region, PRC, and his principal occupation or employment is as a director of Goldman. The address of the organization at which such principal occupation or employment is carried out is Goldman's address set forth in item
(d) above.

Zhong Lin
---------

         (a)   Name: Zhong Lin Development Company Limited
         (b)   Place of Organization: Hong Kong
         (c)   Principal Business: Holding Company
         (d) Address of Principal Place of Business and Office: Flat E, 21/F, Ka On Bldg., 8-14 Connaught Road, West, Hong Kong

The Directors and Executive Officers of Zhong Lin are Lu Jian Chairman of the Board and Director, Qin Xiaocong, Director, and Zhu Guoxin, Director. Lu Jian is the Vice Mayor of Yulin City. His address, principal occupation or employment and the organization at which such principal occupation or employment is carried on are Chairman of the Board and Director, Flat E, 21/F, Ka On Bldg., 8-14 Connaught Road, West, Hong Kong. The addresses and principal occupations or employment of Qin Xiaocong and Zhu Guoxin, and the organization at which such principal occupations or employment are carried on, are set forth under "Coomber," above.

Guangxi Holding
---------------

         (a)   Name: Guangxi Yuchai Machinery State Holding Company
         (b)   Place of Organization: People's Republic of China
         (c) Principal Business: Holding Company for the investment by Yulin City Government in, among other subsidiaries, Guangxi Yuchai Machinery Company Limited, a Chinese joint stock company ("GYMCL"), 76.4% of which is owned by CYI.
         (d) Address of Principal Place of Business and Office: Yuchai Avenue West, Yuchai New Town, Yulin City, Guangxi Zhuang Autonomous Region, People's Republic of China

The Directors and Executive Officers of Guangxi Holding are Wang Jianming, Chairman and Legal Representative, Zhou Zhenqiu, Director and General Manager, Liu Weike, Director and Secretary of the Party Committee, Zeng Shiqiang, Director and Assistant for Chairman, Chen Huiwen, Director and Vice General Manager, Yan Jie, Director and Vice General Manager, Feng Qihua, Director and Chief Accountant, Chen Xiaomei, Director and Chairman of the Labor Union, Shao Qihui, Director. Their addresses, principal occupations or employment and the organization at which such principal occupations or employment are carried on are as follows:

-------------------------------------------------------------------------------------------------------------
      Name and Title                      Address                          Occupation and Address
      --------------                      -------                          ----------------------
-------------------------------------------------------------------------------------------------------------
Wang, Jianming,              Yulin City                         Chairman of the Board and Director of
Chairman of the Board and    Guangxi Zuang                      Guangxi Holding
Director                     Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Zhou Zhenqiu, Director and   Yulin City                         Director and General Manager of Guangxi
General Manager              Guangxi Zuang                      Holding
                             Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Liu Weike, Director and      Yulin City                         Director and Secretary of the Party
Secretary of the Party       Guangxi Zuang                      Committee of Guangxi Holding
Committee                    Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Zeng Shiqiang, Director      Yulin City                         Director and Assistant for Chairman of
and Assistant for Chairman   Guangxi Zuang                      Guangxi Holding
                             Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Chen Huiwen, Director and    Yulin City                         Director and Vice General Manager of
Vice General Manager         Guangxi Zuang                      Guangxi Holding
                             Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Yan Jie,                     Yulin City                         Director and Vice General Manager of
Director and Vice General    Guangxi Zuang                      Guangxi Holding
Manager                      Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Feng Qihua,                  Yulin City                         Director and Chief Accountant of Guangxi
Director and Chief           Guangxi Zuang                      Holding
Accountant                   Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Chen Xiaomei,                Yulin City                         Director and Chairman of the Labor Union of
Director and Chairman of     Guangxi Zuang                      Guangxi Holding
the Labor Union              Autonomous Region, PRC             Yuchai Avenue West, Yuchai New Town, Yulin
                                                                City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------
Shao Qihui,                  Yulin City                         Director of Guangxi Holding
Director                     Guangxi Zuang                      Yuchai Avenue West, Yuchai New Town, Yulin
                             Autonomous Region, PRC             City, Guangxi Zhuang Autonomous Region,
                                                                China
-------------------------------------------------------------------------------------------------------------

Guangxi Holding is a state-owned limited liability company in China. Under Chinese law, the central government determines whether the exercise of ownership and management rights in such state-owned enterprises is at the central, provincial, or local level. For Guangxi Holding, ownership and management control are exercised at the local level. The Yulin City Government holds 100% of the equity interest in Guangxi Holding and exercises rights with respect to Guangxi Holding.

Control Persons of the Reporting Companies
------------------------------------------

         Goldman is the owner of all of the outstanding shares of Coomber. The Reporting Individuals are the record owners all of the outstanding shares of Goldman. Pursuant to a series of Declarations of Trust, each dated September 10, 2002, the Reporting Individuals have declared that they hold their respective shares of Goldman in trust for the benefit of Zhong Lin and that they agree to exercise all rights which may accrue by virtue of their ownership of their respective shares in Goldman for the benefit of Zhong Lin.

         Two of the Reporting Individuals, Zhu Guoxin and Qin Xiaocong, are the record owners of all of the outstanding shares of Zhong Lin. Pursuant to trust arrangements comparable to those relating to Goldman but which have not been reduced to writing, Zhu Guoxin and Qin Xiaocong hold their respective shares of Zhong Lin in trust for the benefit of Yulin City Government. Pursuant to such oral trust arrangements, Zhu Guoxin and Qin Xiaocong have agreed to exercise all rights which may accrue by virtue of ownership of their respective shares in Zhong Lin for the benefit and at the direction of Yulin City Government.

         By virtue of Goldman's ownership of Coomber and the Reporting Individuals' trust arrangements with respect to the shares of Goldman and Zhong Lin, the Reporting Individuals, together with Coomber, Goldman and Zhong Lin may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. In addition, as described under Item 3, "Source and Amount of Funds or Other Consideration," Guangxi Holding financed the Reporting Persons' acquisition of the CYI shares reported in this Schedule 13D on behalf of Yulin City Government. Guangxi Holding is also the owner of approximately 22% of GYMCL. Accordingly, Guangxi Holding may be deemed to be an additional member of such group.

         As a result of (i) Goldman's ownership of all of the outstanding shares of Coomber and (ii) the trust arrangements described above under which the Reporting Individuals own their shares of Goldman and Zhong Lin for the benefit and subject to the direction of Yulin City Government, Yulin City Government controls Zhong Lin and, through Zhong Lin, controls Goldman and Coomber, and may be deemed to be the ultimate beneficial owner of the CYI Common Stock reported by the Reporting Persons in this Schedule 13D. Each of the Reporting Individuals disclaims any beneficial interest in the CYI shares reported in this Schedule 13D.

         The following information required by Items 2 - 6 of Schedule 13D is hereby given for Yulin City Government pursuant to General Instruction C to
Schedule 13D.

         (a) Name: Yulin City Municipal Government in Guangxi Zhuang Autonomous Region, People's Republic of China
         (b)   Place of Organization: People's Republic of China
         (c)   Principal Business: Municipal Government
         (d) Address of Principal Place of Business and Office: 274 Renmin Road East, Yulin City, Guangxi Zhuang Autonomous Region, People's Republic of China

         Executive Officers, Directors and Control Persons: As Yulin City Government is the municipal government for Yulin City in Guangxi Zhuang Autonomous Region, People's Republic of China, there are no executive officers, directors or persons in similar positions. Lu Jian is, however, the Vice Mayor of Yulin City, as well as the Chairman of the Board and a Director of Zhong Lin. His business address is as set out above for the Yulin City Municipal Government.

         During the last five years, Yulin City Government has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Yulin City Government was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain Proceedings
-------------------

         Proceedings in the United States District Court for the Southern District of New York
         -----------------------------------------------------------------------

         On May 19, 2003, CYI filed a civil action in United States federal court in New York against Coomber, Goldman, Zhong Lin and Wang Jianming alleging violations of Section 13(d) of the Securities and Exchange Act of 1934 ("Section 13(d)") based on certain alleged deficiencies in the Schedule 13D, dated November 13, 2002 and filed December 16, 2002 by Coomber and Goldman. The complaint seeks to compel Coomber, Goldman, Zhong Lin and Wang Jianming to make disclosures about the identities of other beneficial owners of the CYI shares; the source and amounts of funds used in the purchase of the CYI shares; and the purpose of the transaction. The complaint also seeks to enjoin further acquisitions of shares of CYI by Coomber, Goldman, Zhong Lin and Wang Jianming, to enjoin them from controlling CYI's business or corporate structure, and to divest them of the CYI shares.

         On May 19, 2003, the court entered ex parte an Order to Show Cause for Preliminary Injunction and Temporary Restraining Order ("TRO"), immediately enjoining Coomber, Goldman, Zhong Lin and Wang Jianming from acquiring additional CYI shares and from controlling CYI or making material changes to CYI's business or corporate structure. The TRO will remain in effect until the court determines CYI"s motion for preliminary injunction or until the defendants have complied with Section 13(d). The court is currently scheduled to hear argument on plaintiff's motion for preliminary injunction on July 2, 2003.

         Arbitration Proceedings in the London Court of International
         Arbitration
         ------------------------------------------------------------

         On May 19, 2003, the six subsidiaries through which the Company holds GYMCL shares filed with the London Court of International Arbitration a Request for Arbitration against GYMCL, Guangxi Holding, and Wang Jian Ming. The Request for Arbitration is based on the arbitration clause in Article 91 of GYMCL's Articles of Association. The Request demands as relief: determinations that GYMCL, Guangxi Holding, and Wang Jian Ming have violated certain of GYMCL's Articles; an award directing GYMCL to pay each of the six claimants its pro rata share of the GYMCL dividend declared on August 23, 2002; and an award for certain incidental damages and costs in unspecified amounts.

         On June 18, 2003, GYMCL, Guangxi Holding, and Wang Jian Ming filed a Response to the Request for Arbitration. In the Response Wang Jian Ming requests that he be dismissed as a Respondent because the arbitration clause in the GYMCL Articles of Association applies only to disputes between or among GYMCL and its shareholders, and Wang Jian Ming has not been a GYMCL shareholder since 1994. Guangxi Holding requests that it be dismissed as a Respondent because the claimants have failed to identify a cognizable legal cause of action against Guangxi Holding. GYMCL acknowledges its obligation to pay the claimants their pro rata shares of the August 23, 2002 dividend but avers that, in light of the recent Chinese government actions described in Item 6 below, it does not consider itself at liberty to make the payments until the claimants and their beneficial owners have brought their investments in GYMCL into compliance with applicable Chinese law. GYMCL and Guangxi Holding also bring counterclaims, in amounts to be subsequently established, against each of the six claimants on the ground that the Claimants and their beneficial owners, including the Company, have, by establishing a minority shareholder control structure through HLA's "special share" in CYI, violated the Chinese law applicable to foreign investments, the Chinese Government orders approving the claimants' investments in GYMCL, and the Articles of Association of GYMCL.

         Arbitration Proceedings in Singapore
         ------------------------------------

         Also on May 19, 1993, the Company filed with the International Court of Arbitration of the International Chamber of Commerce in Paris a Request for Arbitration against Wang Jian Ming. The Company requests a determination that Wang has violated various provisions of the Agreement and damages therefor in an unspecified amount. The Request is based on the arbitration clause of an Employment Agreement dated 1 November 2001 between the Company and Wang Jian Ming. That arbitration clause calls for the arbitration clause to be held in Singapore. As of the date of this filing, no further substantive filings had been made with the International Court of Arbitration.

Item 3.           Source and Amount of Funds or Other Consideration

         On September 25, 2002, Goldman entered into an Equity Transfer Agreement (the "Equity Transfer Agreement") with China Everbright Holdings Company Limited ("China Everbright"). Pursuant to the Equity Transfer Agreement, China Everbright transferred to Goldman its 100% equity ownership interest in Coomber. At the time of the transfer, Coomber was the owner of 8,601,550 shares of Common Stock of the Company, representing approximately 24.3% of the issued share capital of the Company. By acquiring Coomber, Goldman (and, through Goldman, Zhong Lin and Yulin City Government) acquired Coomber's entire shareholding in the Company.

         Yulin City Government had originally intended to acquire Coomber through Guangxi Holding, which is wholly owned by Yulin City Government. The Yulin City Government ultimately determined that it would be easier to effect the transaction through offshore (i.e., non-Chinese) companies, and utilized Zhong Lin and Goldman for such purpose.

         The price payable by Goldman under the Equity Transfer Agreement with China Everbright was RMB 370,000,000. Goldman and Zhong Lin did not have sufficient funds to make the purchase and, consistent with the original intention that Guangxi Holding would acquire Coomber, Yulin City Government caused Guangxi Holding to assist Goldman in financing the acquisition. The payment terms were as follows:

          o Initially, on September 25, 2002, Guangxi Holding and China Everbright entered into a "Payment Agreement," under which Guangxi Holding agreed to pay China Everbright a total of RMB320,000,000, representing the purchase price due under the Equity Transfer Agreement between Goldman and China Everbright. Guangxi Holding had made prior payments totalling RMB50,000,000 in late 2001 and January-February 2002, when it was contemplated that Guangxi Holding would acquire Coomber directly. Pursuant to a "Memorandum on the Termination of Equity Transfer Agreement" dated September 25, 2002, Coomber, China Everbright and Guangxi Holding agreed that the RMB50,000,000 would be applied to the purchase price payable by Goldman.

          o Guangxi Holding, Goldman and China Everbright revised the payment terms in an Equity Transfer and Redemption Agreement among them dated October 24, 2002. Under the Equity Transfer and Redemption Agreement, the purchase price for the Coomber shares was revised to be payable (a) RMB 335,000,000 in cash (less the RMB 50,000,000 payment made by Guangxi Holding in late 2001 and early
               2002), payable in installments between October 2002 and March 2003; and (b) RMB 35,000,000 by the transfer of a 9% equity interest in China Environmental Protection Co., Ltd., a company registered in China ("CEP").

         Also in October 2002, Coomber pledged 1,303,550 CYI shares to China Everbright as security for payment of a portion of the purchase price under the Equity Transfer Agreement. The pledge was effected pursuant to a Share Mortgage dated October 25, 2002 from Coomber to China Everbright (the "Mortgage"). As additional collateral security under the Share Mortgage, Coomber also granted a security interest in its registration rights under the Registration Rights Agreement described below in Item 6.

         Between October 2002 to February 24, 2003, Guangxi Holding made installment payments to China Everbright totaling RMB 308,000,000. On March 12, 2003, Goldman, Guangxi Holding, and China Everbright entered into a Supplementary Agreement (the "Supplementary Agreement") that revised the purchase terms under the Equity Transfer Agreement and the Equity Transfer and Redemption Agreement. Pursuant to the Supplementary Agreement, Guangxi Holding's obligation to deliver the CEB shares to China Everbright was replaced by an additional cash payment of RMB23,000,000 and the total purchase price was reduced to RMB 358,000,000. The Supplementary Agreement acknowledged that such total amount had been paid by Guangxi Holding to China Everbright, that Goldman and Guangxi Holding had accordingly fulfilled all of their obligations to China Everbright under the Equity Transfer Agreement, the Payment Agreement and the Equity Transfer and Redemption Agreement, and that the Mortgage was to be rescinded immediately and the 1,301,550 pledged CYI shares returned to Coomber.

         Guangxi Holding paid RMB 30,000,000 of the initial RMB 50,000,000 down payment out of its cash reserves and the cash reserves of one of its subsidiaries (effectively a dividend to the parent company). The other RMB 20,000,000 was paid out of the proceeds of a RMB 30,000,000 loan to Guangxi Holding from the Bank of China dated January 31, 2002.

         Guangxi Holding paid RMB 285,000,000 to China Everbright between October 15 and October 24, 2002, in five payments. Of this amount, RMB 30,000,000 was paid out of Guangxi Holding's own cash reserves; RMB 100,000,000 was paid from the accounts of subsidiaries (again, de facto dividends); and RMB 20,000,000 was paid from GYMCL's August 29, 2002 dividend to Guangxi Holding. The balance of RMB 135,000,000 was paid from the proceeds of three bank loans: a loan from the Industrial and Commercial Bank of China dated October 17, 2002 in the amount of RMB 20,000,000; a loan from the Industrial and Commercial Bank of China dated October 21, 2002 in the amount of RMB 80,000,000; and a loan from the Bank of China dated October 24, 2002 in the amount of RMB150,000,000. Total proceeds from the three loans was RMB 250,000,000. The balance of RMB 115,000,000 was used for working capital of Guangxi Yuchai and its subsidiaries.

         Guangxi Holding made the final installment payment for Coomber in the amount of RMB 23,000,000 on February 24, 2003. The funds for that payment came from a loan from the Construction Bank of China of the same date in the amount of RMB 35,000,000. The balance of RMB 12,000,000 was applied to working capital.

         Yulin City Government accounted for Guangxi Holding's payment of the purchase price on Goldman's behalf by treating such payments as dividends by Guangxi Holding to its sole shareholder, Yulin City Government. Yulin City Government then applied the amount of the dividends as capital contributions to Zhong Lin. Such accounting is not reflected in any written documents but solely in book entries by the parties. Pursuant to a Loan Agreement dated September 20, 2002 denominated in Hong Kong Dollars (the "Zhong Lin Loan Agreement"), Zhong Lin contributed these amounts to Goldman as interest-free shareholder loans.

Item 4.           Purpose of Transaction

         The purpose of the Reporting Persons' acquisition of their CYI shares on behalf of Yulin City Government is to increase the equitable interest of Chinese parties in GYMCL, a company registered in the PRC. As noted in Item 2, above, Yulin City Government owns both Guangxi Holdings and Zhong Lin. Guangxi Holding owns an approximately 22% direct equity interest in GYMCL. By acquiring Coomber through Zhong Lin and Goldman, Yulin City Government now also owns 24.3% of CYI and hence an additional, indirect equity interest in GYMCL.

         As more fully discussed below, Chinese Government authorities at the central, provincial, and local levels have advised GYMCL that the shareholding structure and agreements among CYI shareholders by which one CYI shareholder, Hong Leong Asia Ltd., controls CYI and, through CYI, GYMCL, violate applicable Chinese law and the orders of the former Chinese Ministry of Foreign Trade and Economic Cooperation (now the Ministry of Commerce) that approved foreign investment in GYMCL. The Chinese Government authorities have instructed GYMCL to cure these violations and bring GYMCL's ownership and control structure into line with Chinese law. The Reporting Persons intend to explore all available means to accomplish these purposes, including the acquisition of additional CYI shares in market transactions or in private transactions and the invalidation of the "Special Share" in CYI by which Hong Leong Asia Ltd. purports to control CYI and, through CYI, GYMCL.

         At the present time, as described in Item 2, the Reporting Persons are subject to a temporary restraining order that prohibits them from increasing their ownership of CYI shares. Once that order is dissolved, the Reporting Persons may seek to acquire additional shares. In this regard, prior to issuance of the temporary restraining order, the Reporting Persons made preliminary inquiries with respect to the purchase of the holdings of a substantial shareholder of the Company whose holding, when added to the shares beneficially owned by the Reporting Persons, would result in the Reporting Persons becoming the beneficial owners of a majority of the outstanding Common Stock. The Reporting Persons also made limited approaches to smaller shareholders of the Company. No agreement was reached with regard to any such purchases, and the Reporting Persons can give no assurance that they will be able to consummate any such transactions.

         If the Reporting Persons are successful in causing the Special Share to be invalidated and in acquiring a majority of the Company's Common Stock (or such number of shares less than an absolute majority that would enable them to control the Company), the Reporting Persons may engage, or cause the Company to engage, in one or more of the following actions or transactions, or other actions or transactions of the type referred to in paragraphs (a) through (j) of
Item 4 of Schedule 13D:

          o    The Reporting Persons may acquire additional Company Common
               Stock.

          o The Reporting Persons may seek to increase their representation on the boards of the Company and of GYMCL, particularly if invalidation of the CYI Special Share causes the arrangements described below with respect election of directors of the Company and GYMCL to be terminated.

          o The Reporting Persons may cause changes in the Company's or GYMCL's dividend policies; in particular to assure that dividends paid by GYMCL to the Company are distributed to the Company's shareholders, insofar as such distribution is consistent with prudent management of the Company's business.

          o If the Reporting Persons are successful in invalidating the Special Share, they may cause the Company to adopt such changes in its Memorandum of Association and Bye-laws as are appropriate or desirable in connection therewith.

          o The Reporting Persons may seek to cause the New York Stock Exchange to examine the Special Share with a view to determining whether the continued listing of the Common Stock on that Exchange while the Special Share is outstanding is consistent with the current governance and listing policies of that Exchange.

          o The Reporting Persons intend continuously to review all aspects of their investment in CYI, including CYI's business, operations, financial results and condition and prospects, the market price of the Common Stock, conditions in the securities market generally, and general economic and industry conditions and, based on their continuing review of these and other relevant factors, the Reporting Persons may engage in such other actions referred to or contemplated by paragraphs (a) through (j) of this
               Item 4 as they deem appropriate.

         The balance of this Item 4 sets forth additional information regarding the Reporting Persons' beneficial ownership of their CYI shares and certain disputes between the Reporting Persons and Hong Leong Asia, Ltd., which, as the holder of the Special Share, purports to control the Company.

GYMCL Foreign Ownership

         GYMCL, one of China's largest manufacturers of diesel engines, was nationalized in 1959 and operated thereafter as a state-owned enterprise until July 4, 1992 when it reorganized as a joint stock company. In April 1993, GYMCL issued 200,000,000 new shares to foreign investors. Chinese foreign investment regulations then in force required that all foreign investments of more than $30 million in Chinese companies, and all foreign investments of any amount in the automotive or automotive engine industries be approved by the central government of the PRC. The Ministry of Foreign Trade and Economic Cooperation ("MOFTEC") in Beijing approved the initial foreign investments in GYMCL in Order No. 261, dated April 21, 1993.

         Among the foreign entities whose investments were approved in Order No. 261 was Youngstar Holding Company Limited ("Youngstar"), a Hong Kong company which held 2.05% of the GYMCL shares. Youngstar was owned and controlled by China Everbright, a Hong Kong company that was directly owned and controlled by the Chinese Government. In 1994, China Everbright increased its beneficial ownership in GYMCL by acquiring an additional 20.03% of GYMCL to be held by another offshore subsidiary -- Earnest Assets Limited, a British Virgin Islands company ("Earnest"). Accordingly, Youngstar and Earnest owned 22.08% of GYMCL's shares as of June 1994. MOFTEC approved Earnest's acquisition of GYMCL shares in Order No. 331, dated June 13, 1994.

         State Council foreign investment guidelines in force in 1994 required that any Sino-foreign joint stock company in the automotive or automotive engine industries be at least 50% Chinese-owned. As a result of MOFTEC's approval of Earnest's acquisition of GYMCL shares in Order No. 331, foreign shareholders held 71.36% of GYMCL's shares as of June 13, 1994. The Reporting Persons believe, however, that MOFTEC considered the 22.08% of GYMCL shares held by Youngstar and Earnest as "Chinese" shares for control purposes because they were beneficially owned by China Everbright, a Chinese state owned entity, and that GYMCL was, for that reason, in compliance with the foreign investment regulations. MOFTEC sought to prevent any adjustments to this structure in Order No. 331, which stated that "A separate application for approval shall be made, in accordance with applicable State laws and regulations for any future transfer of GYMCL's shares, including transfer of any foreign investment shares."

         In October 1994, GYMCL increased its capitalization by 30%, with each shareholder acquiring a pro rata share of newly issued shares in exchange for the payment of pro rata paid-in registered capital. MOFTEC approved this action in Order No. 550, dated October 19, 1994. As a result of this action and the later decision of Guangxi Holdings not to subscribe to its pro rata share of the newly issued shares, minor adjustments to the respective shareholdings in GYMCL took place, leaving foreign entity ownership (including foreign entities owned by Chinese nationals) at approximately 76.4%.

         In 1993-94, CYI, registered in Bermuda, issued shares to The Cathay Investment Fund Ltd., Hong Leong Technology Systems Pte Ltd. ("HL Technology"), GS Capital Partners LP, Sun Yuan Overseas (BVI) Ltd., and Coomber Investments

Limited ("Coomber"), in exchange for their transfer to CYI of all of the issued and outstanding shares of Cathay Diesel Holdings, Ltd., Hong Leong Technology Systems (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd., Goldman Sachs Guangxi Holdings (BVI) Ltd., Youngstar Holdings, Ltd., and Earnest Assets Limited. Coomber was an intermediate holding company established by China Everbright to hold its Youngstar and Earnest shares in GYMCL. The six companies acquired by CYI were and are shareholders of record of GYMCL pursuant to MOFTEC Orders Nos. 261 and 331. As a result, CYI, a non-Chinese company, held approximately 76.4% of GYMCL in violation of the State Council directive that companies in the automotive engine sector had to be Chinese majority-owned. There is no evidence that MOFTEC was ever informed of these actions, which it did not, in any event, approve.

         CYI's shareholders entered into a shareholders agreement, dated November 9, 1994 (the "CYI Shareholders Agreement"). Hong Leong Asia Ltd. ("HLA") and China Everbright (from which the Reporting Persons subsequently purchased Coomber in 2002) were also parties to the CYI Shareholders Agreement as the parent companies of HL Technology and Coomber, respectively. The CYI Shareholders Agreement establishes governance arrangements for CYI, including the creation and issuance of a "Special Share" to be issued in connection with CYI's initial public offering ("IPO"). The agreement provides that either HLA or China Everbright may, depending on various contingencies, control the Special Share. The holder of the "Special Share" is entitled to name six of the eleven CYI directors and five of thirteen GYMCL directors. In addition, all action of CYI's shareholders is subject to approval or veto by the holder of the Special Share. Accordingly, the holder of the Special Share in CYI controls CYI and, as described below, is able to control GYMCL through certain additional provisions for election of the directors of GYMCL.

         The CYI Shareholders Agreement cited CYI's intention to conduct an IPO and to list the Common Stock (or American Depositary Receipts representing the right to receive Common Stock) on the NYSE and states as the purpose of the Agreement the establishment of terms to govern the Company after the IPO. Under the agreement, HLA was to hold the "Special Share" initially. Through Coomber, China Everbright was entitled to name two CYI directors and two GYMCL Directors. Cathay and GS Capital Partners LP's parent corporation Goldman Sachs were each entitled to name one director on each of the CYI and GYMCL Boards. (Note that despite the name similarity there is no relationship between Goldman Sachs and GS Capital Partners LP on the one hand and Zhong Lin's subsidiary Goldman on the other.) GYMCL's CEO is the eleventh CYI director.

         The CYI Shareholders Agreement also requires the CYI shareholders to cause the GYMCL Directors named by the CYI shareholders to vote as a bloc, as decided by the CYI Board. As HLA controls the CYI Board by virtue of its "Special Share," HLA can therefore direct the votes of nine GYMCL Directors - those it elects and those elected by the other CYI shareholders who are parties to the CYI Shareholders Agreement.

         Once again, there are no MOFTEC Orders approving this arrangement.

Goldman's Acquisition of Coomber

         In December 2001, Yulin City Government learned that China Everbright was interested in selling its interest in Coomber, through which China Everbright owned approximately 24% of the Company. Acquisition of such interest was in furtherance of its intention to increase Chinese ownership in GYMCL. Yulin City Government eventually consummated this purchase in the manner, on the terms and pursuant to the agreements described in Item 3 of this Schedule 13D Amendment No. 1.

Current Disputes Between GYMCL and the Company

         In August 2002, GYMCL declared dividends of approximately $38.9 million, representing the final dividend for 2001 and an interim dividend for 2002. GYMCL subsequently paid to GYMCL's Chinese shareholders (including Guangxi Holding) their pro rata shares of such dividends. It has not paid CYI's share of the dividends, but has set aside CYI's share until it can properly be paid in accordance with certain government directives referred to below.

         Goldman acquired Coomber approximately four weeks after the dividend was declared and prior to payment of the dividend. Yulin City Government, through Zhong Lin, sought assurances that Goldman, as the successor to China Everbright, the previous Chinese investor in CYI, would succeed to China Everbright's right to name two directors to the Boards of each of CYI and GYMCL. Yulin City Government also requested GYMCL to ask the Company to confirm that the dividend from GYMCL to the Company would be substantially passed through to the Company's shareholders, including Goldman. The Company refused both requests.

         Learning that China Everbright (through China Everbright) no longer held an interest in CYI and that Yulin City Government, through Zhong Lin and Goldman, would not be accorded the same rights in CYI as China Everbright had been accorded, the Guangxi Zhuang Autonomous Region wrote the Ministry of Commerce ("MOFCOM") in Beijing . In a Letter Requesting Assistance in Resolving Hong Leong Company's Illegal Holding of a Special Share in Guangxi Yuchai Machinery Co., Ltd., dated March 22, 2003, the Guangxi Government advised MOFCOM that HLA was now purporting to exercise complete control over GYMCL under the "Special" or "Golden" Share arrangements in CYI, and that these arrangements appeared to violate the approval terms for foreign investment in GYMCL. The Guangxi Government requested MOFCOM's advice and assistance. In a Response to that Letter dated April 17, 2003, MOFCOM advised the Guangxi Government that the transfer of direct control of shares in GYMCL to CYI did not comply with the conditions set by MOFTEC (MOFCOM's predecessor) in Order No. 331 when it approved additional foreign shareholding in GYMCL. MOFCOM directed the Guangxi Government to remedy these acts promptly. In an Official Reply dated May 22, 2003, the Guangxi Government advised the Yulin City Government of MOFCOM's determinations and instructed the Yulin City Government to cause the investors in GYMCL to remedy the irregularities in the equity transfer process promptly.

         The Yulin City Government attempted to resolve these issues with CYI and HLA through direct discussions. Twice in early June 2003, Yulin City Government invited representatives of CYI and HLA to Yulin discuss these and related issues. CYI and HLA refused each request. On June 10, 2003, therefore, Yulin City Government issued Opinions of the People's Government of Yulin City Government on Redressing Irregularities regarding the Equity Transfer by the Shareholders of Guangxi Yuchai Machinery Co., Ltd. and Related Issues, which was addressed to GYMCL. Paragraph 2 of those Opinions stated as follows:

         "The activities with respect to the equity transfer by the offshore shareholders of your company [GYMCL] in breach of relevant regulations and the de facto control over your company by foreign shareholders resulting therefrom have injured the interests of Guangxi Yuchai Machinery Holdings Company and infringed on the rights and interests of the state-owned assets that our City Government manages with the authorization of higher-level governments. Therefore, we direct your company to redress these matters according to law as soon as possible, to ensure that the equity held by Guangxi Yuchai Machinery Holdings Company enjoys the same rights arising out of or in connection with the same class of shares, and to guarantee and maintain the legal rights and interests of our state-owned assets."

GYMCL forwarded these Opinions and the related communications from the central and autonomous region governments to CYI on June 15, 2003. The Reporting Persons believe that, until the issues identified in the various orders of the central, regional, and city governments have been resolved, GYMCL is not at liberty to pay the foreign shareholders in GYMCL their pro rata shares of the August 2002 dividend. As noted above, funds to secure the eventual payment of that dividend have, however, been set aside.

Item 5.           Interest in Securities of the Issuer

         As of the date of this Schedule 13D, Coomber is the owner of record of 8,601,550 shares of CYI common stock, constituting approximately 24.3% of the outstanding shares of common stock. As a result of (i) Goldman's ownership of all of the outstanding shares of Coomber and (ii) the arrangements described in
Item 2, above, under the caption "Control Persons of the Reporting Companies," under which the Reporting Individuals own their shares of Goldman and Zhong Lin for the benefit and subject to the direction of Yulin City Government, Yulin City Government controls Zhong Lin and through Zhong Lin, controls Goldman and Coomber, and may be deemed to be the ultimate beneficial owner of the CYI Common Stock reported by the Reporting Persons in this Schedule 13D. To the extent it exercises such beneficial ownership of the CYI common stock through the Reporting Persons, Yulin City Government may be deemed to share such beneficial ownership with the Reporting Persons.

         Each of the Reporting Individuals disclaims any beneficial interest in the CYI shares reported in this Schedule 13D.

         Except for the preliminary discussions described in Item 4, none of the Reporting Persons has effected any transactions in the Company's common stock during the 60 days preceding the filing of this Schedule 13D, Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Reference is made to Item 3 for a description of the Equity Transfer Agreement, the Payment Agreement, the Equity Transfer and Redemption Agreement, the Zhong Lin Loan Agreement, the bank loan agreements between Guangxi Holding and various banks, and the Mortgage and the Supplementary Agreement, and to Item 4 for a description of the CYI Shareholders' Agreement.

         In addition, Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), CYI has granted two "demand" registration rights to each of the parties to the CYI Shareholders Agreement requiring CYI, subject to certain conditions, to use its best efforts to prepare and file a registration statement on behalf of such shareholder under the Securities Act of 1933, as amended, and to use its best efforts to qualify the shares of Common Stock for offer and sale under any applicable U.S. state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by CYI, and CYI and GYMCL will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain "piggyback" registration rights entitling each shareholder to sell Common Stock in any registered offerings of equity securities of CYI, for the account of CYI or on behalf of its security holders.

         The descriptions of (i) the Equity Transfer Agreement, the Payment Agreement, the Equity Transfer and Redemption Agreement, the Mortgage, the Supplementary Agreement, the Zhong Lin Loan Agreement, and the bank loan agreements set forth in Item 3, (ii) the CYI Shareholders Agreement in Item 4, and (iii) the Registration Rights Agreement in this Item 6 are, in all cases, qualified in their entirety by reference to the complete provisions of such agreements, copies of which have been filed or incorporated by reference as Exhibits to this Schedule 13D (Amendment No. 1).

Item 7.           Material to be Filed as Exhibits

      Exhibit                    Document
      -------                    --------

         1.        Declaration of Trust of Qin Xiaocong dated September 10, 2002

         2.        Declaration of Trust of Zhu Guoxin dated September 10, 2002

         3.        Declaration of Trust of Yuan Xucheng dated September 10, 2002

         4. Loan Agreement dated September 20, 2002 between Zhong Lin Development Col., Ltd. and Goldman Industrial Limited

      Exhibit                    Document
      -------                    --------

         5. Equity Transfer Agreement dated September 25, 2002 between Goldman Industrial Ltd. and China Everbright Holdings Company Limited

         6. Payment Agreement dated September 25, 2002 between China Everbright Holdings Company Limited and Guangxi Yuchai Machinery State Holding Company

         7. Memorandum on the Termination of Equity Transfer Agreement dated September 25, 2002 among China Everbright Holdings Company Limited, Goldman Industrial Limited and Guangxi Yuchai Machinery State Holding Company

         8. Equity Transfer and Redemption Agreement dated October 24, 2002 among China Everbright Holdings Company Limited, Goldman Industrial Limited and Guangxi Yuchai Machinery State Holding Company

         9. Share Mortgage (including Assignment of Registration Rights) dated October 25, 2002 between Coomber Investments Limited and China Everbright Holdings Company Limited

         10. Supplementary Agreement dated March 12, 2003 among China Everbright Holdings Company Limited, Goldman Industrial Limited and Guangxi Yuchai Machinery State Holding Company

         11. Amended and Restated Shareholders Agreement dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of the shares formerly held by Sun Yuan Overseas (BVI) Ltd. and China Yuchai International Limited (Incorporated by reference to Exhibit 1 to the Schedule 13D (Amendment No. 2) dated July 19, 2002 and filed by Hong Leong Asia Ltd., et al.

         12. Amended and Restated Registration Rights Agreement of China Yuchai International Limited dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of the shares formerly held by Sun Yuan Overseas (BVI) Ltd., China Yuchai International Limited and Guangxi Yuchai Machinery Company Limited (Incorporated by reference to
                   Exhibit 5 to the Schedule 13D (Amendment No. 2) dated July 19, 2002 and filed by Hong Leong Asia Ltd., et al.

      Exhibit                    Document
      -------                    --------

         13. Joint Filing Agreement among Coomber Investments Limited, Goldman Industrial Ltd. Zhong Lin Development Company Limited Guangxi Yuchai Machinery State Holding Company, Qin Xiaocong, Zhu Guoxin and Yuan Xucheng

         14. Loan Agreement dated January 31, 2002 between Guangxi Holding and Bank of China

         15. Loan Agreement dated October 17, 2002 between Guangxi Holding and Industrial and Commercial Bank of China

         16. Loan Agreement dated October 21, 2002 between Guangxi Holding and Industrial and Commercial Bank of China

         17. Loan Agreement dated October 24, 2002 between Guangxi Holding and Bank of China

         18. Loan Agreement dated February 24, 2003 between Guangxi Holding and Construction Bank of China

         19. Correspondence from Reporting Persons, the beneficial owners and GYMCL which may be required to be filed by Item 7 of
                   Schedule 13D, consisting of

                   (a) Letters dated November 20, 2002 and November 26, 2002 from Zhong Lin requesting dividend payments, and letter dated March 7, 2003 with respect to director designees to the boards of the Company and of

                   (b) Letter dated June 3, 2003 from Yulin City Government to Singapore Hong Leong Group requesting attendance of director designees at a meeting in Yulin City

                   (c) Letter dated June 15, 2003 from GYMCL to Hong Leong Asia Ltd. forwarding correspondence from the Ministry of Commerce and Yulin City Government and requesting redress of illegal holding of golden share

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: June 23, 2003

                                           COOMBER INVESTMENTS LIMITED


                                           By: /s/ QIN XIAOCONG
                                               --------------------------------
                                           Name:  Qin Xiaocong
                                           Title:  Director

                                           GOLDMAN INDUSTRIAL LTD.


                                           By: /s/ QIN XIAOCONG
                                               --------------------------------
                                           Name:  Qin Xiaocong
                                           Title:  Director

                                           ZHONG LIN DEVELOPMENT COMPANY LIMITED


                                           By: /s/ QIN XIAOCONG
                                               --------------------------------
                                           Name:  Qin Xiaocong
                                           Title:  Director

                                           GUANGXI YUCHAI MACHINERY STATE
                                           HOLDING COMPANY


                                           By: /s/ WANG JIANMING
                                               --------------------------------
                                           Name:  Wang Jianming
                                           Title:  Chairman

                                               /s/ QIN XIAOCONG
                                               --------------------------------
                                               Qin Xiaocong

                                               /s/ ZHU GUOXIN
                                               --------------------------------
                                               Zhu Guoxin

                                               /s/ YUAN XUCHENG
                                               --------------------------------
                                               Yuan Xucheng

                                                                       EXHIBIT 1

                              DECLARATION OF TRUST


I, Qin Xiaocong declare as follows:


1) That the ONE share now standing in my name in the books of GOLDMAN INDUSTRIAL LIMITED do not belong to me but to ZHONG LIN DEVELOPMENT CO., LTD, (hereinafter referred to as "the Beneficial Owner") of 21/F., Flat E, Ka On Bldg., 8-14 Connaught Road West, Hong Kong and that I hold the said share as nominee for the Beneficial Owner.

2) That I hold the said share and all dividends and interest accrued or to accrue upon the same UPON TRUST for the Beneficial Owner and I agree to transfer, pay and deal with the said share and the dividends and interest payable in respect of the same and to exercise all interests and other rights which may accrue to me by virtue thereof.

3) That I undertake, when called upon to do so by the Beneficial Owner, to transfer the said share to the Beneficial Owner or as the Beneficial Owner may direct and for such purpose a transfer of the said share duly executed by me is attached hereto.

4) I hereby irrevocably appoint the Beneficial Owner my attorney to insert the name of the Beneficial Owner or the name or names of such other person or persons as the Beneficial Owner shall nominate or to make any necessary alterations or additions as regards the particulars of the said share in the aforesaid transfer and to redeliver the same after any such insertions, alterations or additions have been made thereto.


Dated this 10th day of September, 2002.


SIGNED SEALED AND DELIVERED )
by the said                 )
Qin Xiaocong                )
in the presence of:         )               /s/ QIN XIAOCONG
                                            ------------------------------------

                                                                       EXHIBIT 2

                              DECLARATION OF TRUST


I, Zhu Guoxin declare as follows:


1) That the ONE share now standing in my name in the books of GOLDMAN INDUSTRIAL LIMITED do not belong to me but to ZHONG LIN DEVELOPMENT CO., LTD, (hereinafter referred to as "the Beneficial Owner") of 21/F., Flat E, Ka On Bldg., 8-14 Connaught Road West, Hong Kong and that I hold the said share as nominee for the Beneficial Owner.

2) That I hold the said share and all dividends and interest accrued or to accrue upon the same UPON TRUST for the Beneficial Owner and I agree to transfer, pay and deal with the said share and the dividends and interest payable in respect of the same and to exercise all interests and other rights which may accrue to me by virtue thereof.

3) That I undertake, when called upon to do so by the Beneficial Owner, to transfer the said share to the Beneficial Owner or as the Beneficial Owner may direct and for such purpose a transfer of the said share duly executed by me is attached hereto.

4) I hereby irrevocably appoint the Beneficial Owner my attorney to insert the name of the Beneficial Owner or the name or names of such other person or persons as the Beneficial Owner shall nominate or to make any necessary alterations or additions as regards the particulars of the said share in the aforesaid transfer and to redeliver the same after any such insertions, alterations or additions have been made thereto.


Dated this 10th day of September, 2002.


SIGNED SEALED AND DELIVERED )
by the said                 )
Zuo Guoxin                  )
in the presence of:         )               /s/ ZUO GUOXIN
                                            ------------------------------------

                                                                       EXHIBIT 3

                              DECLARATION OF TRUST


I, Yuan Xucheng declare as follows:


1) That the ONE share now standing in my name in the books of GOLDMAN INDUSTRIAL LIMITED do not belong to me but to ZHONG LIN DEVELOPMENT CO., LTD, (hereinafter referred to as "the Beneficial Owner") of 21/F., Flat E, Ka On Bldg., 8-14 Connaught Road West, Hong Kong and that I hold the said share as nominee for the Beneficial Owner.

2) That I hold the said share and all dividends and interest accrued or to accrue upon the same UPON TRUST for the Beneficial Owner and I agree to transfer, pay and deal with the said share and the dividends and interest payable in respect of the same and to exercise all interests and other rights which may accrue to me by virtue thereof.

3) That I undertake, when called upon to do so by the Beneficial Owner, to transfer the said share to the Beneficial Owner or as the Beneficial Owner may direct and for such purpose a transfer of the said share duly executed by me is attached hereto.

4) I hereby irrevocably appoint the Beneficial Owner my attorney to insert the name of the Beneficial Owner or the name or names of such other person or persons as the Beneficial Owner shall nominate or to make any necessary alterations or additions as regards the particulars of the said share in the aforesaid transfer and to redeliver the same after any such insertions, alterations or additions have been made thereto.


Dated this 10th day of September, 2002.


SIGNED SEALED AND DELIVERED )
by the said                 )
Yuan Xucheng                )
in the presence of:         )               /s/ YUAN XUCHENG
                                            ------------------------------------

                                                                       EXHIBIT 4

                                 LOAN AGREEMENT

Lender:                      Hong Kong Zhong Lin Development Co., Ltd.
Address:                     Room E, F/21, Ka On Building
                             8-14 Connaught Road West
                             Hong Kong
Authorized Representative:   Zhu Guoxin

Borrower:                    Goldman Industrial Limited
Address:                     Room E, F/21, Ka On Building
                             8-14 Connaught Road West
                             Hong Kong
Authorized Representative:   Qin Xiaocong

WHEREAS:

         1. The Borrower is a subsidiary beneficially and wholly owned by the Lender;

         2. The Borrower enters into the loan for the purpose of acquiring the total equity interest in Coomber Investments Limited ("Coomber" hereinafter), which currently holds 8,601,550 shares in China Yuchai International Limited ("CYI" hereinafter), from China Everbright Holdings Company Limited ("Everbright");

         3. The Lender, pursuant to the Borrower's request, will arrange the direct disbursement of a fund denominated in RMB equivalent to HK$330,000,000 to Everbright within the territory of China, for the completion of the acquisition of Coomber by the Borrower;

         4. The foregoing fund disbursed by the Lender on behalf of the Borrower in consideration of the acquisition shall constitute the loan hereof from the Lender to the Borrower, and shall be repaid by the Borrower pursuant to the provisions hereof.

The Parties hereof have hereby reached the Agreement as follows:

         1. The loan principal is HK$330,000,000. Upon the payment of the fund denominated in RMB by the Lender to Everbright, the Lender is deemed to have lent the fund to the Borrower.

         2. The loan herein is an interest-free loan furnished by the shareholder.

         3. The Borrower shall, upon the closing of the equity acquisition from Everbright, repay the loan through all dividends received from CYI.

         4. The Agreement shall come into effect as of the date of execution by the authorized representatives of the Parties hereof.

The Agreement is executed by the authorized representatives of the Parties hereof on September 20, 2002.

Lender:

Hong Kong Zhong Lin Development Co., Ltd.

Authorized Representative:  /s/ ZHU GUOXIN
                            ----------------------------------------------------
                            (signature)


Borrower:

Goldman Industrial Limited

Authorized Representative:  /s/ QIN XIAOCONG
                            ----------------------------------------------------
                            (signature)

                                                                       EXHIBIT 5

                            EQUITY TRANSFER AGREEMENT

This Agreement is entered into by and between the following Parties on September 25, 2002 in Beijing, China.

Party A:                     China Everbright Holdings Company Limited
Registered Address:          48th Floor
                             Far East Finance Center
                             16 Harcourt Road
                             Hong Kong
Fax Number:                  (852) 2866 1043
Authorized Representative:   Yang Bin


Party B:                     Goldman Industrial Limited
Address:                     P.O. Box 957
                             Offshore Incorporations Centre
                             Road Town
                             Tortola, British Virgin Islands
Fax Number:                  (852) 28154340
Authorized Representative:   Zeng Shiqiang

WHEREAS:

         1. Party A, a company incorporated in Hong Kong, holds all the equity of Coomber Investments Limited (whose registered address is P.O.Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, referred to as "Coomber" hereinafter); Coomber holds 8,601,550 shares (referred to as "CYI Shares" hereinafter) of China Yuchai International Limited (a company incorporated in Bermuda and listed with the New York Stock Exchange in the U.S., and referred to as "CYI" hereinafter), and such shareholding is represented by two share certificates, one representing 7,300,000 CYI Shares and the other 1,301,550 CYI Shares;

         2.    Party B is a company incorporated in the British Virgin Islands;

         3. Party A intends to transfer to Party B all the equity it holds in Coomber, and Party B intends to acquire all the equity Party A holds in Coomber and therefore hold CYI Shares through Coomber.

         NOW, THRERFORE, after friendly consultation Party A and Party B hereby agree as follows with respect to the transfer of the Coomber equity from Party A to Party B and other relevant matters:

Article I      Equity to be Transferred

         The equity to be transferred by Party A is its 100% equity interest in Coomber, whose total assets are as follows:

         1. The 8,601,550 CYI Shares directly held by Coomber and all interests deriving therefrom (including, but not limited to, dividends, bonus distribution, priority in new shares subscription, appointment of directors, voting rights and other rights and benefits). The par value of each the foregoing shares is US$0.1.

         2. Notwithstanding anything to the contrary in Clause 1 above, of the undistributed CYI profit relating to the foregoing 8,601,550 CYI Shares prior to the date hereof, Party A shall have RMB17,000,000 and Party B shall have the remaining part. The foregoing RMB17,000,000 shall be disbursed by Party B to Party A pursuant to the provisions herein.

Article II     Transfer Price, Payment Methods, and Closing of Equity Transfer

         1. The total price for the transfer of the foregoing equity is RMB370,000,000 (three hundred and seventy million), including the RMB17,000,000 undistributed CYI profit. Party B has paid to Party A RMB50,000,000 (fifty million) as down payment under this Agreement, and the remaining RMB320,000,000 (three hundred and twenty million) shall be paid in cash by Party B in three installments. The schedule and method of the payments are as follows:

               First Indebtedness: RMB250,000,000 (two hundred and fifty million), to be paid on the fifteenth (15th) business day (referred to as the "Closing Date" hereinafter) after the date following the execution of this agreement. A "business day" is as defined by relevant statutes of the Mainland China.

               Second Indebtedness: RMB35,000,000 (Thirty Five Million), to be paid within six (6) months after the date hereof.

               Third Indebtedness: equity interest in China Environmental Protection Co., Ltd. (referred to as "CEP" hereinafter) equivalent to RMB35,000,000 (thirty-five million), to be paid within nine (9) months after the date hereof.

               For the purpose of the payment of CEP equity, CEP shall engage an asset evaluating agency jointly approved by Party A and Party B for an asset evaluation. If, after such evaluation, the equity equivalent to RMB35,000,000 is found to exceed the interest of Guangxi Yuchai Machinery Holdings Company (referred to as "Yuchai Holdings" hereinafter) in CEP, then Party A hereby agrees that Yuchai Holdings will maintain its position as the largest shareholder of CEP by unilaterally increasing its capital contribution to CEP.

               Should the Parties fail to complete the foregoing equity transfer within nine (9) months as of the date hereof, Party A shall still have the right to seek payment of the Third Indebtedness payable under this Agreement.

         2. Before executing this Agreement, Party A shall deliver to Party B for verification a copy of each of the following documents, and Party B shall confirm that it has verified such documents:

               1) Party A's valid board resolution approving the transfer of its equity in Coomber;

               2) Coomber's valid board resolution approving the equity transfer hereof by Party A;

               3) The valid Coomber equity transfer documentation (including the Instrument of Transfer and Bought & Sold Notes), signed by Party A;

               4) Coomber's corporation secretarial documents (including the share register, corporate seal, corporation registration certificate and articles of association of the company, etc.);

               5) A Deed of Indemnity provided by Party A, which warrants that as of the Closing Date, neither the Coomber equity held by Party A nor the CYI Shares held by Coomber are encumbered with any third party rights such as pledge or mortgage, and that except for the foregoing CYI Shares, Coomber does not have any other assets or liabilities;

               6) Letters of resignation by incumbent board members of Coomber and CYI appointed or seconded by Party A;

               7) The originals of the two valid share certificates certifying Coomber's ownership of 8,601,550 CYI Shares.

         3. After both Parties have confirmed that all the documents listed in Article II above are in order, Party B shall remit on the Closing Date RMB250,000,000 into a domestic bank account in China designated by Party A. When Party A confirms that it has received the above amount, it shall deliver to Party B the originals of all the closing documents listed in Article II above, with the exception of document listed under Item 1) therein, which shall be a copy of the original.

               In view of the provisions under Article III hereof regarding the share mortgage, and for the purpose of satisfying the requirements of such share mortgage, Party B hereby authorizes Party A to complete the procedures for dividing the 7,300,000 CYI Shares certificate into two certificates, with one representing 3,800,000 CYI Shares and the other 3,500,000 CYI Shares. Upon completion of the share division, Party A shall immediately provide to Party B the 3,500,000-share certificate. The other certificate representing 3,800,000 CYI Shares shall be kept by Party A in accordance with the Shares Mortgage Agreement between Coomber and Party A.

         4. The closing document Party B shall prepare is Party B's board resolution approving the equity transfer hereunder.

Article III    Share Mortgage

         1. Party B agrees that, upon completion of the closing pursuant to the provisions herein, it shall direct Coomber to mortgage to Party A the 3,800,000 CYI Share certificate held by Coomber, as security for the payment of the RMB35,000,000 Second Indebtedness and payment of the Third Indebtedness with CEP equity.

         2. The foregoing mortgage shall be released pursuant to the following provisions upon the occurrence of any of the following circumstances:

               1) If within six (6) months after the date hereof Party B has paid to Party A the Second Indebtedness of RMB35,000,000, Party A shall release the mortgage on the portion of the CYI Shares of which the market value are in excess of RMB43,750,000 (RMB35,000,000 divided by 80.0%). The market value of the CYI Shares is the arithmetic average of the closing prices of the share over a period of ten trading days prior to Party A's receipt of the amount herein multiplied by 3,800,000 shares. Party A shall complete the procedures for dividing the mortgaged shares and for releasing the mortgage on the portion referred to above. The remaining portion of the shares shall be kept as mortgage for payment of the Third Indebtedness with CEP shares.

               2) The Parties hereof shall execute a separate agreement pursuant to the stipulations herein to release the mortgage on the remaining shares when CEP shares equivalent to RMB35,000,000 are paid in full to set off the Third Indebtedness.

         3. The specific provisions regarding the foregoing mortgage shall be provided for in a separate Share Mortgage Agreement between Coomber and Party A, which shall contain the commercial terms stipulated through this Agreement.

         4. During the term of the foregoing shares mortgage, if Party B seeks to use the mortgaged shares as security to obtain loans from banks or other financial institutions for payment of part or all of the payables under this Agreement, Party A shall agree to release the mortgaged shares hereof, provided, however, that the funds thus raised shall be used with priority to pay to Party A the amounts payable under this Agreement.

Article IV     Representations, Warranties and Covenants

         1. Party A hereby makes the following representations and warranties to Party B:

               1) Party A is a corporation lawfully existing, under on-going operation, qualified and being entitled to execute this Agreement and to perform its obligations hereunder, and its transfer of the equity herein conforms to the provisions of the Company Law and other laws and regulations of its place of incorporation;

               2) Party A's transfer of the equity will not contravene its articles of association, or its contracts, agreements or similar documents with any third party. Nor will such transfer contravene any judgment or award by any court or arbitration tribunal, or any administrative determinations that are enforceable against Party A;

               3) Party A warrants that the equity to be transferred is lawfully held by Party A, that Party A has a full and valid right of disposal with respect to such equity, that the said equity is not encumbered with any mortgage, other security interests or third party rights, and that the equity is free from the claims of any third party, if otherwise, Party A shall take all economic and legal liabilities arising therefrom without any conditions.

         2.    Party A further makes the following covenants to Party B:

               1) Party A will furnish in a timely fashion the closing documents with respect to the equity transfer hereunder and other materials, documents and certificates that shall be furnished by Party A;

               2) Party A will assist Party B actively to complete relevant procedures which are required hereunder to be completed by Party B.

         3. Party B hereby makes the following representations and warranties to Party A:

               1) Party B is a corporation lawfully existing, under on-going operation, qualified and being entitled to execute this Agreement and perform its obligations hereunder, and its acquisition of the equity herein conforms to the provisions of the Company Law and other laws and regulations of its place of incorporation;

               2) Party B's acquisition of the equity will not contravene its articles of association, or its contracts, agreements or similar documents with any third party. Nor will such acquisition contravene any judgment or award by any court or arbitration tribunal, or any administrative determinations that are enforceable against Party B;

         4.    Party B further makes the following covenants to Party A:

               1) Party B warrants that it will make timely payments of the equity transfer price in accordance with the provisions hereof;

               2) Party B is responsible for making appropriate changes with Coomber's share register, and directors register, and for completing the procedures for registration of changes with the corporate registration office at the place of Coomber's incorporation;

               3) Party B is responsible for public notification and other disclosure matters required by the New York Stock Exchange with respect to the execution of this Agreement;

               4) Party B covenants that in the event of any dispute arising hereunder, it will not raise any defense on the ground that performance of its obligations hereunder will violate any laws of the People's Republic of China regarding foreign exchange control.

Article V      Liabilities for Breach

         1. Should Party A fail to finish preparing for the closing documents within the period specified herein, it shall pay an interest as damages for its breach. The damages for each day of delay shall be RMB303,000,000 multiplied by the sum of the annual interest rate for loans of Bank of China and 5%, to be paid to Party B on a monthly basis. If the delay exceeds sixty days, Party B shall have the right to unilaterally terminate this Agreement. Within seven days after receipt of Party B's notice regarding unilateral termination herein, Party A shall return to Party B the amount of the equity transfer price and the down payment already paid by Party B.

         2. Should Party B fail to pay to Party A the First Indebtedness of the equity transfer price in accordance with Article II-1 hereof within the period specified herein, it shall pay an interest to Party A for each day of delay, calculated by multiplying the amount due and the sum of the annual interest rate for loans of Bank of China and 5%, to be paid on a monthly basis. If the delay exceeds sixty days, Party A shall have the right to unilaterally terminate this Agreement and to retain the down payment. Should Party B fail to pay to Party A the Second Indebtedness of the equity transfer price and/or fail to pay the Third Indebtedness by providing equity in accordance with Article II-1 hereof within the period specified herein, Party A shall have no right to terminate this Agreement or to retain the down payment, but it shall have the right to seek payment of interest accruing in the period of delay pursuant to the above provisions, and to exercise its right of mortgage in accordance with Article III hereunder and the Share Mortgage Agreement.

         3. In the event of either Party's breach of any terms hereof or any of its representations, warranties and covenants herein, the non-breaching Party may demand payment of the damages by the Party in breach, as well as damages for any actual losses resulting from the latter's breach, including but not limited to the actual losses actually incurred by the non-breaching Party in executing and performing this Agreement, attorney's fees, and expenses of communication and transportation and other actual expenses.

         4. This Article, as well as the rights of the Parties hereunder to seek remedies (including but not limited to the right to seek payment by the other Party of the damages for breach and the remedies for losses), will survive the rescission, termination, or a finding of invalidity, of this Agreement.

Article VI     Amendments and Rescission

         Unless otherwise provided for in Article IV hereof, this Agreement may be amended or rescinded in the event of any of the following circumstances, provided that the Parties hereto shall execute a written document in this respect,

         1. An event of force majeure has rendered the performance of this Agreement impossible;

         2. The Parties unanimously agree to amend or rescind this Agreement due to changed circumstances.

Article VII    Force Majeure

         In the event of any earthquake, typhoon, fire or other natural disasters, any war, political unrest or other political events, any major policy change directly relevant hereto, or any of other force majeure events which the Parties hereto are incapable of foreseeing, preventing or overcoming and which has rendered impossible the performance or full or timely performance of this Agreement (Each of such events will be referred to generally as an "Performance Hindrance"), the Hindered Party shall promptly serve written notification on the other Party by express courier service, mail, e-mail, fax or any other efficient method in writing regarding the force majeure event which has caused such Performance Hindrance, and in addition, shall provide details of the event and valid certification of the Performance Hindrance within seven days after the occurrence of such event. On the basis of the extent of such event's impact on the performance of this Agreement, the Parties shall decide after consultation whether or not to rescind this Agreement, to partially release the Hindered Party from its obligations hereunder, or to postpone the performance of this Agreement.

Article VIII   Dispute Resolution

         Should Party A and Party B have any dispute over the interpretation, effectiveness or performance of the Agreement, they shall first seek to resolve the dispute through consultation. If the dispute cannot be resolved through consultation within thirty days, either Party may bring an action before a Hong Kong court. Both Parties hereby submit themselves to the jurisdiction of the Hong Kong courts.

Article IX     Applicable Law

         The effectiveness, implementation and interpretation of this Agreement, as well as relevant dispute resolution and jurisdiction relating hereto, shall be governed by laws of Hong Kong.

Article X      Applicable Taxes and Expenses

         Tax liabilities incurred in the course of or relating to the equity transfer hereof shall be borne by the Parties in accordance with the laws and regulations of their respective countries/regions. If there are no specific provisions in such laws and regulations, the taxes shall be split between Party A and Party B in equal shares. Relevant expenses in connection with registration, filing and other matters shall be split between Party A and Party B in equal shares.

Article XI     Notices

         Notices hereunder shall be in writing and shall be sent to the Parties at the address or fax number set forth herein. In the event of any change thereof, the Party changing its address shall give timely notice to the other Party. Notices sent through mail shall be delivered by express courier service, and shall be deemed as delivered upon seven days after the date of mailing as indicated by the postmark. Notices sent by fax shall be deemed as delivered when the fax machine sending the notice gives a receipt confirming the successful transmission of such notice.

         The address, fax numbers and contact persons of the Parties for the purpose of notice are as follows:

         Party A:                 China Everbright Holdings Company Limited
         Mailing Address:         48th Floor
                                  Far East Finance Center
                                  16 Harcourt Road
                                  Hong Kong
         Fax Number:              (852) 2866 1043
         Contact:                 Yang Bin

         Party B:                 Goldman Industrial Limited
         Mailing Address:         No. 168, Tianqiao Road
                                  Yulin City
                                  Guangxi
         Fax Number:              (0775) 3288001
         Contact:                 Zeng Shiqiang


Article XII    Miscellaneous Provisions

         1. This Agreement shall come into effect when signed by the authorized representatives of both Parties.

         2. The Exhibits hereto form an integral part of this Agreement and are as legally effective as this Agreement.

         3. This Agreement shall have six original copies, with one for each Party and the rest kept for future use. All these copies are of equal legal effect.

Party A:
China Everbright Holdings Company Limited
Authorized Representative:   /s/ YANG BIN
                             ---------------------------------------------------
                             (authorized signature)
                             for & on behalf of China Everbright Holdings
                             Company Ltd.


Party B:
Goldman Industrial Limited
Authorized Representative:   /s/ ZENG SHIQIANG
                             ---------------------------------------------------
                             (authorized signature)
                             for & on behalf of Goldman Industrial Ltd.


The Agreement is executed on September 25, 2002.
Place of Execution:  Beijing

                                                                       EXHIBIT 6

                                Payment Agreement


         This Agreement, dated September 25, 2002, is entered into by and between the following parties:

Party A:                     China Everbright Holdings Company Limited
Registered Address:          48th Floor
                             Far East Finance Center
                             16 Harcourt Road
                             Hong Kong
Fax Number:                  (852)2866 1043
Authorized Representative:   Yang Bin


Party B:                     Guangxi Yuchai Machinery State Holding Company
Address:                     168 Tianqiao Road, Yulin City, Guangxi Province
Fax Number:                  (0775)3288001
Authorized Representative:   Wang Jianming


WHEREAS

A. Party A and Goldman Industrial Limited (a limited liability company registered in the British Virgin Islands, hereinafter referred to as "Goldman") entered into an Equity Transfer Agreement on September 25, 2002. Pursuant to the said agreement, Party A shall transfer to Goldman its 100% ownership interest in its wholly-owned subsidiary Coomber Investments Limited (a limited liability company registered in the British Virgin Islands, hereinafter referred to as "Coomber") together with 8,601,550 shares of China Yuchai International Co., Ltd. (a company listed at the New York Stock Exchange, hereinafter referred to as "CYI") legally held by Coomber in consideration of RMB 370,000,000.

B. Party A and Party B agree that the total price for the abovementioned equity transfer shall be paid in China by Party B in renminbi;

NOW, THRERFORE, Party A and Party B agree as follows:

1. As one of the conditions to Party A's entering into the said Equity Transfer Agreement with Goldman, Party B agrees to pay to Party A in China, in installments, RMB320,000,000 (three hundred and twenty million) according to the terms and conditions of the said Equity Transfer Agreement, in addition to the RMB50,000,000 deposit paid by Party B to Party A on behalf of Goldman before the execution of this agreement.

2. Party B's payment of the above amount shall constitute full performance of Goldman's payment obligations under the Equity Transfer Agreement.

3. Party B promises that it will not refuse to pay to Party A the above equity transfer price or seek the return of such payment on the ground of its disputes (if any) with Goldman. Nor shall it raise any defense in any dispute on account of China's restrictions on foreign exchange.

4. This Agreement is subject to and is as valid as the Equity Transfer Agreement. If the Equity Transfer Agreement is terminated or becomes invalid for any reason, this agreement will be terminated and lose its validity simultaneously.

5. Any amendments and supplements to this Agreement shall not be effective unless they are in the form of written agreements signed by both Parties.

6. The effect, implementation, interpretation and dispute resolution of this Agreement shall be governed by the laws of Hong Kong, and under the jurisdiction of the courts of Hong Kong.

7. This Agreement will become effective together with the Equity Transfer Agreement, from the date when both agreements are signed by authorized representatives of both Parties at the same time.

8. Party A and Party B confirm that New York Stock Exchange's provisions regarding filings and public disclosures shall not be applied to the execution of this Agreement.

9. This agreement shall have two counterparts with one for each party. The two counterparts are of equal legal effectiveness.

Party A:       China Everbright Holdings Company Limited

Signed, Sealed and Delivered
by the Authorized Representative:  /s/ YANG BIN
                                   ---------------------------------------------

Party B:       Guangxi Yuchai Machinery Group Company

Signed, Sealed and Delivered
by the Authorized Representative:  /s/ WANG JIANMING
                                   ---------------------------------------------

Execution Date:   September 25, 2002

Execution Place:  Beijing

                                                                       EXHIBIT 7

                        MEMORANDUM ON THE TERMINATION OF
                            EQUITY TRANSFER AGREEMENT

The Memorandum is entered into and executed by the following Parties on September 25, 2002.

Party A:                     Coomber Investments Limited
Address:                     P.O.Box 71,
                             Craigmuir Chambers,
                             Road Town,
                             Tortola, British Virgin Islands
Fax Number:                  (852) 2866 1043
Authorized Representative:   Yang Bin


Party B:                     Goldman Industrial Limited
Address:                     P.O.Box 957,
                             Offshore Incorporations Centre,
                             Road Town,
                             Tortola, British Virgin Islands
Fax Number:                  (852) 28154340
Authorized Representative:   Zeng Shiqiang


Party C:                     Guangxi Yuchai Machinery Holdings Company
Registered Address:          No. 168, Tianqiao Road,
                             Yulin City,
                             Guangxi, P.R.China
Fax Number:                  (86 775) 3288001
Legal Representative:        Wang Jianming

         The three Parties hereof have entered into on December 17, 2001 an Equity Transfer Agreement concerning China Yuchai International Limited (referred to as "Original Agreement" hereinafter), reaching agreement over the transfer of equity in CYI held by Party A to Party B. Whereas Party A's parent company, China Everbright Holdings Company Limited, has entered into an Equity Transfer Agreement and a Payment Agreement, dated September 25, 2002, with Party B and Party C, respectively (referred to collectively as "New Agreements" hereinafter).

         The three Parties hereof, on the premise that the foregoing New Agreements are legitimate and valid, agree to terminate the implementation of the Original Agreement. Meanwhile, with respect to the RMB50,000,000 (fifty million) which has been disbursed to Party A by Party C in lieu of Party B as provided by the Original Agreement, Party C covenants the amount as down payment to Party A's parent company, China Everbright Holdings Company Limited, in accordance with the New Agreements, and free from the its recourse to Party A thereafter.


                [Remainder of the Page Intentionally Left Blank]

Party A:                          Coomber Investments Limited
By Authorized Representative:     /s/ YANG BIN
                                  ----------------------------------------------
                                  (signature)
                                  For and on behalf of Coomber Investments
                                  Limited

Party B:                          Goldman Industrial Limited
By Authorized Representative:     /s/ ZENG SHIQIANG
                                  ----------------------------------------------
                                  (signature)
                                  For and on behalf of Goldman Industrial
                                  Limited

Party C:                          Guangxi Yuchai Machinery Holdings Company
By Legal Representative:          /s/ WANG JIANMING
                                  ----------------------------------------------
                                  (seal and signature)
                                  For and on behalf of Guangxi Yuchai Machinery
                                  Holdings Company


Place of execution: Beijing

                                                                       EXHIBIT 8

                    EQUITY TRANSFER AND REDEMPTION AGREEMENT

Party A:                     China Everbright Holdings Company Limited
Registered Address:          48th Floor
                             Far East Finance Center
                             16 Harcourt Road
                             Hong Kong
Fax Number:                  (852) 28661043
Authorized Representative:   Yang Bin

Party B:                     Guangxi Yuchai Machinery Holdings Company
Registered Address:          168, Tianqiao Road
                             Yulin City
                             Guangxi, China
Fax Number:                  (86 775) 3288001
Legal Representative:        Wang Jianming


WHEREAS:

1. Party A has entered into an Equity Transfer Agreement with Goldman Industrial Limited, dated September 25, 2002, in connection with the transfer of the equity interest in Coomber Investments Limited held by Party A, and has entered into a Payment Agreement with respect to the payment arrangements thereof (collectively referred to as "Original Agreements" hereinafter);

2. Pursuant to the provisions of the Original Agreements, Party B shall disburse the Second Indebtedness of RMB35,000,000 to Party A within six months as of the execution of such agreements, and shall transfer the equity interest equivalent to RMB35,000,000 held in China Environmental Protection Co., Ltd (referred to as "CEP" hereinafter) as the consideration payment for the remaining Third Indebtedness of RMB35,000,000 within nine months as of the execution of such agreements.

         NOW, THEREFORE, the Parties hereby agree as follows after friendly consultation:

1. Party B shall, within 10 work days as of the date hereof, remit in advance the Second Indebtedness of RMB35,000,000 to an account designated by Party A, while the Original Agreements previously requested such disbursement within six months;

2. Party B undertakes to transfer the 9% equity interest held in CEP (referred to as "Transferred Equity" thereafter) to Party A prior to December 31, 2002, which shall be deemed as the full consideration of Party B's Third Indebtedness payment under the Original Agreements;

3. Party A, upon its acquisition of the equity interest in CEP, shall be entitled to second one director to CEP;

4. Party B undertakes to redeem the 9% CEP equity interest held by Party A in consideration of RMB23,000,000 in cash prior to June 30, 2003;

5. Party B shall be otherwise entitled to designate any third party to acquire the foregoing equity interest in consideration of RMB23,000,000 in cash;

6. Should Party B fail to make such disbursement in question in accordance with Article 1 hereof, Party A shall have the right to terminate the Agreement and to exercise a recourse over Party B in accordance with the Original Agreements;

7. Whereas Huaxing Materials and Goods Group Co., Ltd. is a current shareholder of CEP, and it has the pre-emptive right over the equity interest to be transferred by Party B and the equity interest to be redeemed by Party B from Party A in the future, Party A shall have the right to terminate the Agreement and to exercise a recourse over Party B in accordance with the Original Agreements, provided that the exercise of the pre-emptive right enables Party A to legitimately acquire the foregoing equity and relevant rights and interests thereof prior to December 31, 2002 in accordance with the methods and consideration provided by Article 2 hereof;

8. Regardless of any reasons, upon the closing of the Transferred Equity acquisition by Party A, Party B shall indemnify Party A with RMB23,000,000, in case Party B fails to redeem the Transferred Equity prior to June 30, 2002 in accordance with the methods and consideration provided by Article 3 hereof and thus enables Party A to receive RMB23,000,000 as the equity transfer price within the foregoing time limit;

9. To ensure the implementation of the foregoing articles, Party B agrees to mortgage 1,301,550 shares in China Yuchai International Limited ("CYI") to Party A. Upon the closing of equity redemption by Party B in accordance with Article 3 hereof, Party B shall be entitled to demand Party A to release the foregoing pledged shares unconditionally and promptly;

10. The Agreement is governed by the laws of the People's Republic of China and is subject to the jurisdiction of the courts in the People's Republic of China.

11.      The Agreement shall have four counterparts with two for each Party.

12.      The Agreement shall take effect upon the date hereof.

Party A:                     China Everbright Holdings Company Limited
Authorized Representative:   /s/ YANG BIN
                             ---------------------------------------------------
                             (signature)


Party B:                     Guangxi Yuchai Machinery Holdings Company
Legal Representative:        /s/ WANG JIANMING
                             ---------------------------------------------------
                             (signature)

Date of Execution:           October 24, 2002

                                                                       EXHIBIT 9

                                                                  Execution Copy
                                                                  --------------

                             Dated 25 October, 2002
                             ----------------------

         (1)      COOMBER INVESTMENTS LIMITED

                  as Mortgagor

         (2)      CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED

                  as Mortgagee

                          ----------------------------

                                 SHARE MORTGAGE
                             in respect of Shares in
                       CHINA YUCHAI INTERNATIONAL LIMITED

                                TABLE OF CONTENTS

                                   (continued)

1.       Definitions And Interpretation................................2
2.       Mortgage Of Shares............................................3
3.       Release And Discharge.........................................3
4.       Income........................................................3
5.       Dividends, Voting, Registration And Other Rights..............4
6.       Representations And Warranties................................5
7.       Undertakings..................................................6
8.       Events Of Default.............................................7
9.       Enforcement Of Security.......................................9
10.      Power Of Attorney And Further Assurance......................11
11.      Determination Conclusive.....................................12
12.      Continuing Security..........................................13
13.      Security Additional..........................................13
14.      Invalidity Of Mortgagor's Obligations........................13
15.      Indemnity....................................................14
16.      No Waiver....................................................14
17.      Discharge Conditional........................................14
18.      Notice.......................................................14
19.      Amendment....................................................15
20.      Severability.................................................15
21.      Certificate Of Indebtedness..................................16
22.      Costs And Expenses...........................................16
23.      Binding Effect Of Assignment.................................16
24.      Governing Law And .Jurisdiction..............................17
25.      Special Provisions...........................................17
26.      Counterparts.................................................18


Schedule 1            Particulars Of Shares...........................19
Exhibit A             Assignment Of Registration Rights...............20
Exhibit B             Stock Power.....................................22
Annexure 1            ................................................23

Execution             ................................................24

THIS MORTGAGE is made on the           day of                , 2002

BY:

(1) COOMBER INVESTMENTS LIMITED, a company incorporated in the British Virgin Island with limited liability having its registered office at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the "Mortgagor", which expression shall include its successors and permitted assigns).

IN FAVOUR OF:

(2) CHINA EVERBRIGHT HOLDINGS COMPANY LIMITED, a company incorporated in Hong Kong with limited liability having its registered office at 48th, Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong (the "Mortgagee", which expression shall include its successors and assigns).

WHEREAS this Share Mortgage is executed pursuant to a Chinese Sale and Purchase Agreement in respect of the sale and purchase of the shares of the Mortgagor dated 25" September, 2002 made between the Mortgagee as Vendor and Goldman Industrial Limited ("Goldman") as Purchaser, a copy of which is annexed hereto as "Annexure 1" ("the Sale and Purchase Agreement"), and any agreement or agreements made in relation to the sale and purchase of the shares of the Mortgagor ("the Supplemental Agreement(s)").

NOW THIS MORTGAGE WITNESSES as follows:

1.       DEFINITIONS AND INTERPRETATION
         ------------------------------

         Unless the context otherwise requires, terms and expressions defined in the Deed shall have the same meanings when used herein. In this Mortgage, unless the context requires otherwise:

         "ASSIGNMENT OF REGISTRATION RIGHTS"           means an instrument of
                                                       Assignment of
                                                       Registration Rights, in
                                                       substantially the form of
                                                       Exhibit A hereto.

         "BUSINESS DAY"             means a day on which the banks in Hong Kong
                                    are open for business (other than
                                    Saturdays);

         "BVI"                      means the British Virgin Islands;

         "COMPANY"                  means China Yuchai International Limited, a
                                    company incorporated under the law of
                                    Bermuda whose registered office is situated at Clarendon House, 2 Church Street,
                                    Hamilton HM11, Bermuda and whose shares are traded and listed on the New York Stock
                                    Exchange;

         "EVENT OF DEFAULT"         means any one of the events or circumstances
                                    specified in Clause 8;

         "FIRST SECURED INDEBTEDNESS"  means the first part of the balance of the sale and purchase price in the sum of RMB35,000,000 payable by Goldman to the Mortgagee under and in accordance with the terms of the Sale and Purchase Agreement and the Supplemental Agreement(s), if any;

         "MATERIAL ADVERSE EFFECT"     means a material adverse effect on the
                                       ability of the Mortgagor to perform any
                                       of its obligations under this Mortgage;

         "PERMITTED ENCUMBRANCE"       means any mortgage, charge, pledge, lien,
                                       encumbrance or other security interest or arrangement in respect of the Shares created by the Mortgagor strictly under and in accordance with Clause (III) 4 of the Sale and Purchase Agreement;

         "REGISTRATION RIGHTS AGREEMENT"   means the Amended and Restated
                                           Registration Rights Agreement of the
                                           Company dated as of November 9, 1994,
                                           among The Cathay Investment Fund, GS
                                           Capital Partners L.P., HL Technology
                                           Systems Pte. Ltd, Hong Leong Asia,
                                           Ltd., the Mortgagor, the Mortgagee,
                                           Diesel Machinery (BVI) Limited,
                                           owners of shares formerly held by Sun
                                           Yuan Overseas (BVI) Ltd., the Company
                                           and Guangxi Yuchai Machinery Company
                                           Limited;

         "SECOND SECURED INDEBTEDNESS"     means the 2nd part of the balance of
                                           the sale and purchase price in the
                                           sum of RMB35,000,000 payable or
                                           satisfied by Goldman to the Mortgagee
                                           under and in accordance with the
                                           terms of the Sale and Purchase
                                           Agreement and the Supplemental
                                           Agreement(s), if any;

         "SECURED INDEBTEDNESS"            means collectively the First Secured
                                           Indebtedness and the Second
                                           Indebtedness ;

         "SECURITIES ACT"                  means the United States Securities
                                           Act of 1933, as amended;

         "SHARES" means 1,301,550 shares of the Company issued to and/or registered under the name of the Mortgagor, the particulars of which are set out in Schedule I and, where the context permits, shall include those additional shares and moneys charged pursuant to this Mortgagor and/or those shares, stocks, rights, moneys and other property as referred to in Clause 4.

2.       MORTGAGE OF SHARES
         ------------------

         As a continuing security for the due and punctual payment by Goldman or any other third party of the Secured Indebtedness, the Mortgagor as beneficial owner hereby charges and mortgages and covenants to charge and mortgage by way of first legal charge and mortgage the Shares to the Mortgagee upon the terms herein set out.

2.2 The Mortgagor hereby undertakes forthwith upon the execution and delivery of this Mortgage to deposit with the Mortgagee as security:

         (a) the share certificate in respect of the Shares accompanied by blank and undated stock powers or other instruments of transfer in form sufficient to make good delivery in substantially the form of Exhibit B duly executed by the Mortgagor; and

          (b) a blank and undated Assignment of Registration Rights duly executed by the Mortgagor.

3.       RELEASE AND DISCHARGE
         ---------------------

3.1 At any time on or after the date on which the First Secured Indebtedness has been paid in full in accordance with the terms of the Sale and Purchase Agreement and no amount of the First Secured Indebtedness may thereafter become payable or contingently payable, the Mortgagee will at the cost of the Mortgagor promptly release and discharge such number of the Shares to the Mortgagor as set out in and determined in accordance with Clause (III) 2(1) of the Sale and Purchase Agreement.

         At any time on or after the date on which the Second Secured Indebtedness has been paid or satisfied in full in accordance with the terms of the Sale and Purchase Agreement and no amount of the Second Secured Indebtedness may thereafter become payable or contingently payable or remain to be satisfied, the Mortgagee will at the cost of the Mortgagor promptly release and discharge the remaining part of the Shares undischarged or not released by Mortgagee to the Mortgagor under Clause 3.1 hereof and return to the Mortgagor all certificate, instrument of transfer, Assignment of Registration Rights and board resolution (if any) delivered or deposited pursuant hereto.

4.       INCOME
         ------

         The Mortgagor declares that the security created by this Mortgage shall extend to and include:

         (a) all dividends and interest (if any) paid or payable in respect of any of the Shares after the date hereof;

         (b) all shares and stocks (and the dividends and interest (if any) in respect thereof) rights, moneys and other property accruing or offered at any time by way of substitution, redemption, bonus, preference, option or otherwise to or in respect of any of the Shares; and

         (c) all allotments, offers, rights, benefits, advantages and accretions at any time made, arising or accruing in respect of the same;

         but the Mortgagee shall not in any circumstances be under any liability in respect of any calls, installments or other payments relating to any of the Shares or any rights, shares or other securities accruing, offered or arising as aforesaid. The Mortgagor shall indemnify the Mortgagee in respect of all calls, installments or other payments relating to any of the Shares and to any rights, shares and other securities accruing, offered or arising as aforesaid and the Mortgagor shall forthwith deliver or procure that there be delivered to the Mortgagee the certificates(s) in respect thereof, together with the sold notes and/or instruments of transfer in respect thereof duly executed in blank.

5.       DIVIDENDS, VOTING, REGISTRATION AND OTHER RIGHTS
         ------------------------------------------------

5.1 The Mortgagee agrees with the Mortgagor that, prior to the occurrence of an Event of Default, or the giving of notice in writing by the Mortgagee to the Mortgagor directing otherwise (whichever is the earlier), the Mortgagor reserves the right to exercise or cause to be exercised all voting rights, and all conditional and preferential rights attaching to the Shares to subscribe for any securities in any company, and all other rights and powers attaching to the Shares in such manner as the Mortgagor thinks fit except to the extent which might, in the reasonable opinion of the Mortgagee (after taking into account it being the other shareholder of the Company), prejudice the interest of the Mortgagee under this Mortgage. Upon the Mortgagee declaring that an Event of Default has occurred or otherwise giving notice in writing to the Mortgagor directing otherwise, the Mortgagor's right to exercise the voting power in respect of the Shares shall cease and the Mortgagor shall exercise such voting power in the manner directed by the Mortgagee.

5.2 The Mortgagee agrees with the Mortgagor that, prior to the occurrence of an Event of Default, the Mortgagee shall pay to the Mortgagor any dividends received by the Mortgagee in respect of the Shares or any of them. Upon the occurrence of an Event of Default, the Mortgagee shall retain all amounts received and receivable by the Mortgagee in respect of the Shares pursuant to Clause 4.

5.3 The Mortgagor agrees with the Mortgagee that, prior to payment in full of the First Secured Indebtedness and the Second Secured Indebtedness, the Mortgagor will not sell or otherwise dispose of any of the Shares.

         The Mortgagor further agrees that, it will require any person who acquires any lien on or security interest in any of the Shares (including, without limitation, any Permitted Encumbrance) to agree with the Mortgagor and the Mortgagee that such acquiring person will not sell or otherwise dispose of any of the Shares until both the First Secured Indebtedness and the Second Secured Indebtedness have been paid in full.

5.4 The Mortgagor agrees with the Mortgagee that, prior to payment in full of the First Secured Indebtedness and the Second Secured Indebtedness, without the prior written consent of the Mortgagee, the Mortgagor will not exercise or attempt to exercise any of its registration rights under the Registration Rights Agreement with respect to any Shares other than Shares which are held by the Mortgage subject to the lien created under this Mortgage.

6.       REPRESENTATIONS AND WARRANTIES
         ------------------------------

6.1      The Mortgagor hereby represents and warrants to the Mortgagee that:

         (a) it has the power to enter into this Mortgage and to perform and observe its obligations hereunder;

         (b) all authorizations and other matters, official or otherwise, required or advisable in connection with the entry into, performance, validity, enforceability and admissibility in evidence in the courts of Hong Kong, the U.S. and/or the BVI (as the case may be) of this Mortgage and the transactions contemplated hereby or referred to herein have been obtained, effected or done and are in full force and effect;

         (c) this Mortgage constitute legal, valid and binding obligations of the Mortgagor enforceable in accordance with its terms, and when executed and delivered by the Mortgagor the Assignment of Registration Rights will constitute a valid and effective instrument, and each is in proper form for its enforcement in the courts of Hong Kong, the State of New York in the United States of America, and/or the BVI (as the case may be);

         (d) the entry into and/or performance of this Mortgage by the Mortgagor does not and will not contravene, conflict with or otherwise violate (i) any law or regulation to which it is subject or (ii) any agreement to which it is a party or which is binding on it or any of its assets, and do not and will not result in the creation of, or oblige him to create, any encumbrance over any of its assets pursuant to the provisions of any such document or agreement other that those created under this Mortgage;

         (e) there are no proceedings pending before any court, tribunal, arbitrator, government agency or administrative body against or threatened against the Mortgagor or any of its assets which, if adversely determined, have a Material Adverse Effect;

         (f) the obligations of the Mortgagor under this Mortgage are direct, general and unconditional obligations of the Mortgagor and rank at least pari passu with all of the Mortgagor's other present and future unsecured and unsubordinated indebtedness and other obligations (contingent or actual) and those indebtedness and obligations mandatorily preferred by law;

         (g) the Mortgagor is generally subject to civil and commercial law and to set-off, suit, judgment and execution with respect to its obligations under this Mortgage and neither it nor any of its assets has or is entitled to any immunity or privilege, whether characterized as sovereign immunity or otherwise, from any set-off, suit, legal action, proceeding, judgment, execution, attachment or other legal process;

         (h) the particulars set out in Schedule 1 are accurate and the Shares has been validly issued and is fully paid up;

         (i) the Mortgagor is the sole beneficial owner of the Shares and has good title thereto which is capable of being transferred to any party for consideration or otherwise;

         (j) no encumbrance exists over all or any of the Shares except as created by this Mortgage; and

         (k) the Mortgagor has not granted in favour of any other person any interest in or any option or other rights in respect of the Shares or any of them.

6.2 The Mortgagor further represents and warrants with the Mortgagee that the representations and warranties contained in Clause 6.1 will be true and accurate on each day for so long as any part of the Secured Indebtedness remains outstanding, by reference to the then existing facts and circumstances.

7.       UNDERTAKINGS
         ------------

         The Mortgagor undertakes with the Mortgagee that so long as any sum of the Secured Indebtedness remains payable by Goldman or any other third party under the Sale and Purchase Agreement and/or any other instrument, the Mortgagor will:

         (a) at all times remain the sole beneficial owner of the Shares (subject however to the Permitted Encumbrances);

         (b) whether before or after the security hereby constituted shall have become enforceable, deposit with the Mortgagee any bonus stock or share or other new securities of a similar nature which may at any time and from time to time during the continuance of this security be issued in its favour in respect of the Shares together with the related instruments of transfer and/or sold note in blank duly signed by the Mortgagor;

         (c) immediately upon receipt, deliver to the Mortgagee a copy of every circular, notice, report, set of accounts or other documents or information received by it in connection with the Shares;

         (d) pay duly and promptly all calls which may from time to time be made in respect of any unpaid moneys in respect of the Shares or any part thereof and any other moneys which the Mortgagee may lawfully be required to pay in respect thereof and in the event of default the Mortgagee may, if it thinks fit, make such payments on behalf of the Mortgagor;

         (e) not create or attempt or agree to create or permit to arise or exist any encumbrance over all or any of the Shares or otherwise assign, deal with or dispose of all or any part of the Shares (except Permitted Encumbrances);

         (f) not grant in favour of any person any interest in or any option or other rights in respect of the Shares or any of them;

         (g) not alter or amend, or vote in favour of the alteration or amendment by any person of, or waive any of its rights under the Memorandum and/or Articles of Association of the Company or the Registration Rights Agreement;

         (h) not agree to or vote in favour of the issue by the Company of any further share capital or the redemption or forfeiture of any of its issued share capital or the increase, reduction or otherwise alteration of, or the issue or grant of any option or other right to acquire shares or interest in, the issued and/or authorized share capital of the Company; and

         (i) not vote in any way which may be prejudicial to the Mortgagee's interest under this Mortgage.

8.       EVENTS OF DEFAULT
         -----------------

8.1 Each of the following events and circumstances shall be an event of default ("Event of Default"):

         (a) Goldman and/or any other third party fails to pay any sum of the Secured Indebtedness when due or otherwise in accordance with the provisions of the Sale and Purchase Agreement or any other instruments:

         (b) Goldman fails duly and punctually to perform or comply with any of its/their respective obligations or undertakings hereunder or under the Sale and Purchase Agreement and, in respect only of a failure which in the opinion of the Mortgagee is capable of remedy and which is not a failure to pay money, does not remedy such failure to the Mortgagee's reasonable satisfaction within seven (7) business days (or such longer period as the Mortgagee may approve) after receipt of written notice from the Mortgagee requiring it to do so;

         (c) any representation or warranty made or deemed to be made by the Mortgagor in or in connection with this Mortgage proves to have been incorrect or misleading in any material respect;

         (d) any law, regulation, judgment or order suspends, varies, terminates or excuses performance by Goldman of any of its obligations under the Sale and Purchase Agreement which will have a Material Adverse Effect;

         (e) a creditor takes possession of all or any part of the business or assets of the Mortgagor or any execution or other legal process is enforced against the business or any asset of Goldman, the Company and/or the Mortgagor and is not discharged within twenty one (21) days which, in each case, will cause a Material Adverse Effect;

         (f) a petition is presented or a proceeding is commenced or an order is made or an effective resolution is passed for the winding-up, insolvency, administration, re-organization, reconstruction, dissolution or bankruptcy of Goldman, the Company and/or the Mortgagor or for the appointment of a liquidator, receiver, administrator, trustee or similar officer of Goldman, the Company and/or the Mortgagor or of all or any part of its business or assets;

         (g) Goldman, the Company and/or the Mortgagor stops or suspends payments to its/their creditors generally or is unable or admits its/their inability to pay its/their debts as they fall due or seeks to enter into any composition or other arrangement with its/their creditors or is declared or becomes bankrupt or insolvent;

         (h) Goldman, the Company, and/or the Mortgagor ceases or threatens to cease to carry on its/their business or any substantial part thereof or changes or threatens to change the nature or scope of its/their business or Goldman, the Company and/or the Mortgagor disposes of or threatens to dispose of or any governmental or other authority expropriates or threatens to expropriate all or any substantial part of its business or assets;

         (i) this Mortgage, the Sale and Purchase Agreement and/or any other instrument under which any other third party is obliged to pay the Secured Indebtedness or any provision hereof or thereof ceases for any reason to be in full force and effect or is terminated or jeopardized or becomes invalid or unenforceable or if there is any dispute regarding the same or if there is any purported termination of the same or it becomes impossible or unlawful for Goldman, the Company and/or the Mortgagor to perform any of its/their respective obligations hereunder or thereunder or for the Mortgagee to exercise all or any of its rights, powers and remedies hereunder or thereunder which, in each case, is caused by an act or omission to act on the part of Goldman, the Company and/or the Mortgagor;

         (j) any situation occurs which in the opinion of the Mortgagee gives reasonable grounds to believe that a change in the business or financial condition or prospects of Goldman, the Company and/or the Mortgagor has occurred which has or will have a Material Adverse Effect.

9.       ENFORCEMENT OF SECURITY
         -----------------------

9.1 The security hereby constituted shall become enforceable upon the occurrence of an Event of Default or, potential Event of Default.

9.2 At any time after the security hereby constituted has become enforceable and without further notice or authority, the Mortgagee may, in the name of the Mortgagor or otherwise:

         (a) sell or dispose of the Shares or any part thereof at such time or times and in such manner and for such consideration (whether payable or deliverable immediately or by installments) as the Mortgagee may think fit;

         (b) itself or by its nominee exercise at its discretion all voting rights in respect of the Shares or any of them and exercise at its discretion all other powers and rights incidental to the Shares as if it were the outright owner thereof; and/or

         (c) apply any moneys received under or pursuant to this Mortgage in or towards reduction or satisfaction of the Secured Indebtedness in such manner as the Mortgagee thinks fit provided that the Mortgagor shall be entitled to the residue of such proceeds of sale (if any) which remains after the discharge of the Secured Indebtedness as aforesaid.

9.3 The Mortgagor agrees that, upon the occurrence of an Event of Default, the Mortgagor will, upon request of the Mortgagee, exercise its demand registration rights under Section 2.1 of the Registration Rights Agreement or, if the Mortgagor shall then be permitted to do so, exercise its "piggyback" registration rights under Section 2.2 of the Registration Rights Agreement. or both, to require registration of such of the Shares as the Mortgage shall specify under the Securities Act and State Blue Sky or securities laws to enable the sale of such Shares pursuant to the exercise of the power of sale granted to the Mortgagee herein and shall exercise all its other rights and powers under and pursuant to the Registration Rights Agreement upon the request of the Mortgagee in the manner and as requested by the Mortgagee, including, without limitation, the power to withdraw any registration under
         Section 2.1(d) and to select or agree upon the selection of a managing underwriter under Section 2.1(f) of the Registration Rights Agreement or to select any broker or selling agent in connection with any sale.

9.4 9.4 The Mortgagor hereby further agrees that, to the extent permitted by the Registration Rights Agreement, upon the occurrence of an Event of Default, the Mortgagee shall, in the event that the Shares or some of them are to be sold pursuant to the power of sale provided for herein or the Mortgagee shall foreclose upon the Shares or some of them, the Mortgagor shall assign to the purchaser or the Mortgagee, as applicable, its demand and "piggyback" registration rights under the Registration Rights Agreement sufficient with respect to such Shares and execute and deliver an Assignment of Registration Rights with respect thereto.

9.5 The Mortgagee may, if its so chooses, pay any Registration Expenses payable in connection with any demand registration pursuant to Section
         3.2 of the Registration Rights Agreement registering shares for sale on behalf of the Mortgagor, the Mortgagee or any assignee, in which case, the Mortgagor shall immediately reimburse the Mortgagee for the amount thereof and, if its fails to do so, the amount thereof shall be added to the First Secured Indebtedness or, if there shall not be any First Secured Indebtedness outstanding, to the Second Secured Indebtedness.

9.6 In case any Shares are to be sold pursuant to the exercise of the power of sale provided for herein pursuant to Rule 144 under the Securities Act, the Mortgagor will, upon request of the Mortgagee, complete a Form 144, nominate such broker or brokers or market maker as Mortgagee shall select to act as selling agent or purchaser with respect to such sale and supply Mortgage with any and all information which Mortgagee shall request in connection therewith.

9.7 The Mortgagee is hereby authorized to give a good discharge for any moneys received by it pursuant to the exercise of the power of sale described in Clause 10.2 and a purchaser shall not be bound to enquire whether the power of sale has arisen as herein provided nor be concerned with the manner of application of the proceeds of sale.

9.8 The Mortgagor hereby waives any right, if any, which it or its nominee may have under the Memorandum and Articles of Association of the Company or otherwise to purchase the Shares or any part thereof in the event that they are sold by the Mortgagee pursuant to the power of sale conferred on the Mortgagee by Clause 10.2.

9.9 The Mortgagor shall not have any claim against the Mortgagee in respect of any loss arising out of any such sale or any postponement thereof howsoever caused and whether or not a better price could or might have been obtained upon the sale of the Shares or any part thereof by deferring or advancing the date of such sale or otherwise howsoever.

9.10     The Mortgagor undertakes and agrees with the Mortgagee that:

         (a) at any time after the power of sale has arisen as described in Clause 10.2, any dividends, interest or other payments which may be received or receivable or have been received by the Mortgagee or by any nominee of the Mortgagee in respect of the Shares or any part thereof may be applied by the Mortgagee as though they were proceeds of sale hereunder;

         (b) the Mortgagor will, at its own expense, execute and sign all transfers, powers of attorney, proxies and other documents and do all acts and things which the Mortgagee may require for perfecting the title of the Mortgagee to the Shares or any part thereof or for vesting or enabling it to vest the same in the Mortgagee or its nominee or in any purchaser or otherwise for the purpose of obtaining the full benefit of this Mortgage; and

         (c) the Mortgagor will fully and effectually indemnify and at all times keep indemnified the Mortgagee against any losses, damages, costs, charges, expenses, claims or demands (including any stamp duty and legal fees which would be sustained or incurred by or made against the Mortgagee arising out of, or in consequence of, the exercise of any rights or powers or which would be sustained or incurred by the Mortgagee arising out of, or in consequence of, any failure or omission by the Mortgagor to perform or observe any of its undertakings, agreements, obligations or liabilities under this Mortgage, including, without limitation, liabilities arising under the Securities Act or any State Blue Sky or securities law.

         (d) the Mortgagor shall use its best efforts to require the Company to comply with the current public information requirement of paragraph (c) of Rule 144 under the Securities Act to enable the Shares to be sold under and in compliance with such Rule and shall take or cause to be taken all such other action as the Mortgagee shall reasonably request to obtain, satisfy or perfect any exemption from registration under the Securities Act or State Blue Sky or securities laws so as to enable the Shares or some of them to be sold by the Mortgage on behalf of itself or the Mortgagor pursuant to the power of sale provided for herein without registration under the Securities Act or such State Blue Sky or securities laws, including, without limitation, providing to any proposed purchaser such information regarding the Company and its business and affairs as may be known to or available to the Mortgagor to enable such sale to be made in compliance with the Securities Act and such State Blue Sky or securities laws.

10.      POWER OF ATTORNEY AND FURTHER ASSURANCE
         ---------------------------------------

10.1 The Mortgagor hereby by way of security irrevocably appoints the Mortgagee and any manager or officer appointed by it, and each of them severally (with full power of delegation and substitution) to be its attorneys to (i) insert the name of the Mortgagee or its nominees or of any purchaser in the space provided in the stock power delivered pursuant to Clause 2.2 hereof and date the same; (ii) present any share certificates for the Shares to the registrar and transfer agent for substitution for one or more certificates registered in the name of the Mortgagor or the Mortgagee in a like aggregate amount of Shares; (iii) make any alteration or addition as regards the particulars of the Shares affected by any action pursuant to subclause (i) or (ii) above and any other addition which the Mortgagee may consider desirable in any transfers or other documents which the Mortgagee may require for perfecting title to or for vesting or enabling it to vest the Shares in the Mortgagee or any other nominee(s) of the Mortgagee or in any purchaser and to redeliver the same after any insertion, alteration or addition has been made thereto; (iv) exercise in the name and on behalf of the Mortgagor any or all of its registration rights and other rights under the Registration Rights Agreement under the circumstances described in Section 5.4 hereof; (v) date and complete an Assignment of Registration Rights in connection with any sale of all or a portion of the Shares pursuant to the exercise of the power of sale conferred herein and to name itself or any other person or persons to which any Shares are to be sold as assignee; (vi) execute and deliver a Form 144 on behalf of the Mortgagor in case any Shares are to be sold pursuant to the exercise of the power of sale provided herein pursuant to Rule 144 under the Securities Act; and (vii) generally for the Mortgagor and in its name and on its behalf and as its act and deed or otherwise to execute and deliver and otherwise perfect any such transfers and other documents as aforesaid and to execute and deliver all such other documents and instruments (including any proxies appointing the Mortgagee or any person nominated by the Mortgagee to exercise all voting rights in respect of the Shares or any of them in such manner as the appointee may think fit) and to do or make or execute all such assurances, acts or things as the Mortgagor is obliged to do under the terms of this Mortgage or which may be required for the full exercise of all or any of the powers hereby conferred or which may be necessary or desirable upon or in connection with any sale, disposition or getting in by the Mortgagee of the Shares or any of them or the exercise of any rights in respect thereof. The Mortgagor hereby ratifies and confirms and agrees to ratify and confirm any document, instrument, assurance, act or thing which any such attorney may lawfully execute or do.

         The Mortgagor agrees that, at any time and from time to time upon the written request of the Mortgagee, it will promptly and duly execute and deliver any and all such further instruments and documents as the Mortgagee may reasonably require to obtain the full benefit of this Mortgage and Assignment of Registration Rights and of the rights and powers herein granted and in vesting in the Mortgagee its interest in the Shares and the registration rights assigned or any part thereof and in other monies received by it free from encumbrances.

11.      DETERMINATION CONCLUSIVE
         ------------------------

         In this Mortgage, the Mortgagee's determination as to whether any event, circumstance or other relevant situation is "material" or as to whether any matter or thing is necessary or desirable shall be made by the Mortgagee whose determination shall be prima facie conclusive and binding on the Mortgagor.

12.      CONTINUING SECURITY
         -------------------

         The security hereby constituted shall be a continuing security and remain in operation until the Secured Indebtedness is repaid or discharged in full and all the obligations of Goldman under the Sale and Purchase Agreement are performed in full notwithstanding the bankruptcy, death, disability, insolvency, liquidation or other incapacity or limitation or change in the constitution or status of the Mortgagor or any other person or any partial payment, settlement of account or other matter whatsoever relating to the Secured Indebtedness.

13.      SECURITY ADDITIONAL
         -------------------

         The security hereby constituted shall not be in any way affected, diminished or discharged by (a) the taking, holding, varying, non-enforcement, realization, release or failure to renew or perfect or enforce by the Mortgagee of any other security for all or any part of the Secured Indebtedness or for all or any of the other sums payable hereunder or secured hereby, (b) any time, indulgence, concession, dealing or other thing done or omitted or neglected to be done by the Mortgagee in relation to any other security, the Mortgagor, or any other person; (c) any amendment to any of Sale and Purchase Agreement or any security or other guarantee or indemnity; (d) the illegality, invalidity or unenforceability of or irregularity in the execution of or any defect in any provision of any of the Sale and Purchase Agreement or any of the Mortgagor's obligations thereunder; (e) the dissolution, insolvency, liquidation, death, incapacity, disability, bankruptcy or limitation or any change in the constitution or status of the Mortgagor or the Mortgagor or other person; and (f) any act, omission, event or circumstance which would or may but for this provision operate to prejudice, affect or discharge this Mortgage or the liability of the Mortgagor hereunder.

13.2 The security hereby constituted is in addition to and not in substitution for any other security which the Mortgagee may at any time take or hold for the payment of all or any part of the Secured Indebtedness, or of all or any part of such other moneys, and may be enforced without first having recourse to such other security, and without taking any steps or proceedings against the Mortgagor or any other person or may be enforced for any balance due after resorting to any one or more other means of obtaining payment or discharge of the monies, obligations and liabilities hereby secured. As used in this Clause 13, the word "security" includes (without limitation) any guarantee, indemnity, assurance, pledge, lien, bill, note, mortgage, charge, debenture, power of attorney, or other similar instrument, document or security and any right, power or remedy thereunder or in respect thereof.

14.      INVALIDITY OF MORTGAGOR'S OBLIGATIONS
         -------------------------------------

         If any obligations or liability of Goldman or any other third party under the Sale and Purchase or any other instrument and/or the Mortgagor which is purported to be secured by this Mortgage should become wholly or partially invalid or unenforceable against Goldman and/or the Mortgagor on any ground whatsoever, or any legal limitation (whether under the Limitation Ordinance, Chapter 347 of the laws of Hong Kong, or otherwise), or other disability or incapacity, or any other fact or circumstance, whether or not known to the Mortgagee or if for any other reason whatsoever Goldman is not or ceases to be legally liable to discharge any of its/their obligation or liabilities under the Deed this security shall nevertheless extend to that obligation or liability or purported obligation or liability as if the same were wholly valid and enforceable.

15.      INDEMNITY
         ---------

         The Mortgagor agrees to indemnify and keep indemnified the Mortgagee and every attorney, manager, agent or other person appointed by the Mortgagee hereunder from and against all liabilities and expenses incurred by it or them in the execution or performance of the terms and conditions hereof and from and against all actions, proceedings, claims, costs, demands and expenses (including legal fees incurred, sustained or arisen in respect of the non-performance or non-observance of any of the covenants, obligations and agreements on the part of the Mortgagor contained herein or in respect of any matter or thing done or omitted relating in any way whatsoever to the Shares and the Mortgagee may retain and pay out of any money in the hands of the Mortgagee all sums necessary to effect such indemnity and all sums payable under this Clause shall form part of the monies hereby secured.

16.      NO WAIVER
         ---------

         No failure or delay by the Mortgagee in exercising or enforcing any right, remedy, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise or enforcement of any right, remedy, power or privilege preclude the exercise or enforcement of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

17.      DISCHARGE CONDITIONAL
         ---------------------

         Any release, discharge or settlement between the Mortgagor and the Mortgagee shall be conditional upon no security, disposition or payment to the Mortgagee by Goldman, any other third party and/or the Mortgagor being avoided or reduced pursuant to any provisions or enactments relating to bankruptcy, liquidation, winding-up, dissolution or insolvency, and if such condition shall not be fulfilled, the Mortgagee shall be entitled to enforce this security subsequently as if such release, discharge or settlement had not occurred.

18.      NOTICE
         ------

18.1 Each notice, demand or other communication to be given or made hereunder shall, except as otherwise provided herein, be given or made in writing and delivered or sent by personal delivery or by first class post or airmail (in the case of an overseas addressee), postage prepaid to the relevant party at its address set out below, or by telex or facsimile sent to the telex number or facsimile number below (or such other address, telex number or facsimile number as the addressee has by three days' prior written notice specified to the other party):

                  To the Mortgagor  Goldman Industrial Limited
                                    c/o 21/F., Flat E, Ka On Bldg.,
                                    8-14 Connanght Rd., West,
                                    Hong Kong

                                    Facsimile Number: (852) 2834 9981
                                    Attention : Mr. Qin Xiaocong

                  To the Mortgagee: China Everbright Holdings Company Limited
                                    Room 2704, 27th Floor
                                    Far East Finance Centre
                                    16 Harcourt Road
                                    Hong Kong

                                    Facsimile Number : (852) 2866 1043
                                    Attention : Mr. Richard Hu

         Any notice, demand or other communication so addressed to the relevant party shall be deemed to be validly given, (a) if delivered personally, at the time of such delivery, (b) if given or made by letter, two days after posting or five days after posting in the case of airmail and it shall be sufficient to prove that such notice, demand or other communication was properly addressed, stamped and posted and (c) if given or made by facsimile or telex, at the time of dispatch (with full transmission report or, as the case may be, confirmed answerback); provided however that any notice, demand or other communication to be given by the Mortgagor to the Mortgagee shall only be effective upon actual receipt thereof by the Mortgagee.

         Each notice, demand or other communication given or made by one party to another in relation to this Mortgage, and any other documents or instruments required to be delivered by one party to another hereunder, shall be in the English language.

19.      AMENDMENT
         ---------

         No provision hereof may be amended, waived, discharged or terminated, except by an instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.

20.      SEVERABILITY
         ------------

         All the provisions hereof are severable and distinct from one another and the invalidity, illegality or unenforceability of any such provision shall not affect or impair the validity, legality or enforceability of any of the remaining provisions hereof and any such invalidity, illegality or unenforceability in any jurisdiction shall not affect or impair the validity, legality or enforceability thereof in any other jurisdiction.

21.      CERTIFICATE OF INDEBTEDNESS
         ---------------------------

         A certificate in writing signed by any director or other duly authorized officer of the Mortgagee stating the amount of the Secured Indebtedness at any particular time, or the amount at any particular time due and payable by Goldman or any other third party under the Sale and Purchase Agreement or any other instrument shall be conclusive and binding on the Mortgagor in the absence of manifest error.

22.      COSTS AND EXPENSES
         ------------------

         The Mortgagor shall forthwith on demand reimburse the Mortgagee for all costs, charges and expenses (including, without limitation, all legal fees) incurred by the Mortgagee in connection with the preparation, execution of this Mortgage and in exercising any of its rights or powers hereunder or in preserving or enforcing its rights hereunder or in releasing this Mortgage upon payment of the Secured Indebtedness and until payment of the same in full, all such costs, charges and expenses shall be secured by this Mortgage.

23.      BINDING EFFECT OF ASSIGNMENT
         ----------------------------

         The Mortgagor agrees to be bound by this Mortgage notwithstanding that any other person who was intended to sign or be bound by this Mortgage fails, for any reason, so to sign or be bound or that this Mortgage is for any reason invalid or unenforceable against such person.

         This Mortgage shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns (as the case may be), except that the Mortgagor may not assign or transfer any of its rights, benefits, duties or obligations hereunder without the prior written consent of the Mortgagee.

23.3 If the Mortgagee shall assign the whole or any part of its rights in accordance with the terms thereof, the Mortgagee may also assign the whole or the appropriate portion of its rights hereunder, in which event references herein to the Mortgagee shall henceforth be deemed to include a reference to each assignee to the extent of its interest.

         Any representations, warranties, undertakings and arrangements on the part of the Mortgagor shall survive the making of any assignment of the Mortgagee hereunder or under any other security documents held by the Mortgagee in respect of the Secured Indebtedness and/or the obligations and liabilities of Goldman, the Company the Mortgagor and any other third party whether under the Sale and Purchase Agreement or otherwise, the change in the name of the Mortgagee or its amalgamation with, or absorption by, any other corporation.

24.      GOVERNING LAW AND JURISDICTION
         ------------------------------

         This Mortgage shall be governed by and construed in all respects in accordance with the laws of Hong Kong, and the parties hereto hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Mortgage or any document or instrument contemplated herein may be brought in the courts of Hong Kong and hereby irrevocably submits to the non-exclusive jurisdiction of the Hong Kong courts and the non-exclusive jurisdiction of any court of general jurisdiction of the State of New York and of any district court of the United States of America sitting in the Southern District of New York. The Mortgagor hereby waives any objection it may have to the laying of venue in any such court or to proceeding in any such court on the grounds of inconvenient forum.

24.2 The submission of the Mortgagor to the jurisdiction of the Hong Kong courts shall not limit the right of the Mortgagee to take proceedings against the Mortgagor in any other courts having, claiming or accepting jurisdiction over the Mortgagor or any of its assets, nor shall the taking of proceedings in any one or more jurisdiction(s) preclude the taking of proceedings in any other jurisdiction(s), whether concurrently or not.

         The Mortgagor agrees that in any legal action or proceedings against him or its assets in connection with this Mortgage, no immunity from such legal action or proceedings shall be claimed by or on its behalf or with respect to its assets, and the Mortgagor irrevocably waives any right of immunity which it or its assets now have or may hereafter acquire or which may be attributed to it or its assets and consents generally in respect of any such legal action or proceedings to the giving of any relief or the issue of any process in connection with such action or proceedings including, without limitation, the making, enforcement or execution against any property whatsoever, of any order or judgment which may be made or given in such action or proceedings.

25.      SPECIAL PROVISIONS
         ------------------

         Notwithstanding anything herein contained, the Mortgagor shall be entitled to create Permitted Encumbrance over the Shares before the Secured Indebtedness is fully paid, settled or satisfied in accordance with the terms of the Sale and Purchase.

         Notwithstanding anything herein contained, the parties hereto hereby covenants and warrants that it shall after the execution hereof do such acts or execute such documents as would be necessary to perfect or give validity to this document under the US law and/or to facilitate the enforcement of the security comprised herein by the Mortgagee in the U.S., whether by the sale of the Shares or otherwise.

         To avoid doubt, the Mortgagor's obligations, liabilities and the securities comprised in this Mortgage shall not be discharged, released, affected or changed by the entering into, execution or existence of any Supplemental Agreement(s).

26.      COUNTERPARTS
         ------------

         This Mortgage may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument and execution by the parties shall be deemed to have been effected simultaneously.

         IN WITNESS WHEREOF the Mortgagor has caused this Mortgage to be executed the date first above written.

                                   SCHEDULE 1
                                   ----------

                              PARTICULARS OF SHARES
                              ---------------------

         1,301,550 shares with a par value of US$0.10 each, fully paid, in the capital of the Company.

                                    Exhibit A

                       CHINA YUCHAI INTERNATIONAL LIMITED
                       ----------------------------------

                        Assignment of Registration Rights
                        ---------------------------------

         FOR VALUE RECEIVED, COOMBER INVESTMENTS LIMITED, a British Virgin Island corporation ("Assignor"), does hereby assign and transfer unto the below-named assignee (the "Assignee"):

                            [insert name of Assignee]

all its rights, powers and interests in, to and under the Amended and Restated Registration Rights Agreement of China Yuchai International Limited, a Bermuda corporation (the "Company"), dated as of November 9, 1994 (the Registration Rights Agreement"), among The Cathay Investment Fund Limited, G S Capital Partners L.P., HL Technology Systems Pte Ltd., Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery
(BVI) Ltd., Owners of Shares Formerly Held by Sun Yuan Overseas (BVI) Ltd. and China Yuchai International Limited and Guangxi Yuchai Machinery Company Limited with respect to the registration under the Securities Act of 1933, as amended, of the following Registrable Securities (as defined in the Registration Rights Agreement):

           [insert number and description of Registrable Securities].

         The rights, powers and interests hereby assigned shall include, without limitation, the demand and piggyback registration rights set forth in Section 2 of the Registration Rights Agreement with respect to the foregoing Registrable Securities.

         The Assignor hereby represents and warrants to the Assignee that this assignment has been duly authorized and constitutes a valid and effective instrument of the Assignor and the execution and delivery hereof do not violate or conflict with any law or regulation, any order of any court or arbitrator, or any agreement or instrument binding on Assignor or affecting its properties.

         This Assignment of Registration Rights shall be governed by and construed in accordance with the laws of New York without regard to principles of conflict of law, and the Assignor hereby irrevocably submits to the non-exclusive jurisdiction of the Hong Kong, British Virgin Island and New York state and federal courts.

         IN WITNESS WHEREOF, Assignor has caused this Assignment of Registration Rights to be duly executed by one of its officers or directors thereunto duly authorized and has caused its corporate seal to be hereunto affixed.

Dated:                              COOMBER INVESTMENTS LIMITED


                                    By
                                      -------------------------
                                      Title:

                                    EXHIBIT B
                                    ---------

                       CHINA YUCHAI INTERNATIONAL LIMITED

                                   Stock Power
                                   -----------

-------------------------------|
                               |
Insert social security number  |
or other certifying number of  |
Assignee                       |
                               |
-------------------------------


         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________, ____________________________________ shares of the Common Stock of China Yuchai International Limited, a Bermuda corporation (the "Company"), standing in the undersigned's name on the books of the Company represented by Certificate No(s). ______ delivered herewith, and does hereby irrevocably constitute and appoint _____________________ the undersigned's attorney-in-fact, to transfer the said stock on the books of the Company, with full power of substitution, in the premises.

Dated: ____________                           COOMBER INVESTMENTS LIMITED


                                              By
                                                --------------------------------
                                                Title:

                                   Annexure 1
                                   ----------

                       Chinese Sale and Purchase Agreement

OTHER MORTGAGOR
---------------

SEALED with the COMMON SEAL                 )

of COOMBER INVESTMENTS LIMITED              )

and SIGNED by Mr. Qin Xiaocong              )
and Mr. Zhu Guoxin, its director
for and on its behalf and

in the presence of:  He Bin




THE MORTGAGEE
-------------

SIGNED by Yang Bin                          )
                                            )
for and on behalf of                        )
CHINA EVERBRIGHT HOLDINGS
COMPANY LIMITED

in the presence of:  Chen Shuang

                                                                      EXHIBIT 10

                             Supplementary Agreement


Party A:                     China Everbright Holdings Company Limited
Registered Address:          48th Floor
                             Far East Finance Center
                             16 Harcourt Road
                             Hong Kong

Party B:                     Goldman Industrial Limited
Address:                     P.O.Box 957
                             Offshore Incorporations Centre
                             Road Town
                             Tortola, British Virgin Islands


Party C:                     Guangxi Yuchai Machinery State Holding Company
Address:                     168 Tianqiao Road, Yulin City, Guangxi Province


WHEREAS,

A. On September 25, 2002, Party A and Party B entered into an Equity Transfer Agreement with respect to the transfer of Party A's equity interest in Coomber Investments Limited, and Party A and Party C entered into a Payment Agreement (the Equity Transfer Agreement and the Payment Agreement are referred to collectively as the "Original Agreements" hereinafter);

B. On October 24, 2002, Party A and Party C entered into an Equity Transfer and Redemption Agreement, making amendments and additions to the provisions of the Original Agreements regarding the payment of the Third Indebtedness;

C. After the execution of the Equity Transfer and Redemption Agreement, due to some legal obstacles, Party C was unable to transfer to Party A or Party A's designee before December 31, 2002 its 9% equity interest in China Environmental Protection Co., Ltd. (referred to as "CEP" hereinafter) as full consideration for the payment of the Third Indebtedness under the Original Agreements, as it is required to do under Article 2 of the Equity Transfer and Redemption Agreement;

D. In view of the above, Party A, Party B and Party C agree after consultation that due to the fact that Party C still has to repurchase the CEP shares by the end of June, 2003 after the 9% equity interest in CEP is transferred to Party A, the transfer and repurchase thereof will have no material significance. Therefore, Party A, Party B and Party C agree to enter into and have entered into the following agreement.

NOW, THRERFORE, Party A, Party B and Party C agree as follows:

1. Party A, Party B and Party C agree that Party B or Party C will no longer have to pay the Third Indebtedness under the Original Agreements and the Equity Transfer and Redemption Agreement by transferring to Party A the 9% equity interest in CEP and then repurchasing by Party C the said equity before the end of June, 2003. Instead, Party B or Party C shall pay to Party A directly RMB23,000,000 as full consideration for the Third Indebtedness of the transfer price.

2. The total price for the equity transfer under the Original Agreements and the Equity Transfer and Redemption Agreement in the amount of RMB370,000,000 (three hundred and seventy million) is changed to RMB358,000,000 (three hundred and fifty-eight million). Party A hereby acknowledges that it has received from Party C RMB23,000,000. Therefore, Party B and Party C have completely fulfilled their payment obligations with respect to the total price for the equity transfer (i.e. RMB358,000,000) under the Equity Transfer Agreement and the Payment Agreement. Party A shall provide to Party B a receipt for payment of the total price.

3. Party A agrees that, as of the date hereof, the Share Mortgage Agreement dated October 25, 2002 between Party A and Coomber Investments Limited will be rescinded immediately, and upon Party B's request, Party A shall immediately release the 1,301,550 Shares in China Yuchai International held as pledge and give it back to Party B, and deliver in a timely fashion the original share certificate thereof to Party B's representative who signs this agreement.

4. Prior to the return of the said shares held as pledge, Party B and Party C agree to pay to Party A USD15,000 as the US attorney fee which Party A has to pay for drafting and preparing for the said documentations of the share mortgage. Either Party B or Party C shall pay the RMB equivalent of the above amount (i.e. RMB124,500.00) to Party A in the form of cashier's checks. Party A shall deliver the receipts for the payments of the RMB358,000,000 and the said attorney fee at the time it returns the shares.

5. This Supplementary Agreement will become effective as of the date of its execution.

6. Matters not covered by this Supplementary Agreement shall be governed by the Original Agreements and the Equity Transfer and Redemption Agreement. If the provisions hereunder conflicts with those of the Original Agreements and the Equity Transfer and Redemption Agreement, this Supplementary Agreement shall prevail.

7. This Supplementary Agreement is governed by the laws of Hong Kong Special Administrative Region of the People's Republic of China. Party A, Party B and Party C hereby agree to submit themselves to the non-exclusive jurisdiction of the courts of Hong Kong Special Administrative Region.

8. This Supplementary Agreement shall have six counterparts, with two for each Party hereto.

Party A:
China Everbright Holdings Company Limited
Authorized Signature or Seal:     /s/ YANG BIN
                                  ----------------------------------------------
                                  For and on behalf of China Everbright Holdings
                                  Company Limited

Witness:                          (signature illegible)
                                  ----------------------------------------------

Party B:
Goldman Industrial Limited
Authorized Signature or Seal:     /s/ ZENG SHIQIANG
                                  ----------------------------------------------
                                  For and on behalf of Goldman Industrial
                                  Limited

Witness:                          /s/ FENG QIHUA
                                  ----------------------------------------------

Party C:

Guangxi Yuchai Machinery State Holding Company
Authorized Signature or Seal:     /s/ ZENG SHIQIANG
                                  ----------------------------------------------
                                  For and on behalf of Guangxi Yuchai Machinery
                                  State Holding Company

Witness:                          /s/ FENG QIHUA
                                  ----------------------------------------------

Execution Date:  March 12, 2003

                                                                      EXHIBIT 13

                             Joint Filing Agreement

                                      dated
                                  June 23, 2003


         Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) (1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned.

         This Agreement may be signed by the undersigned in separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first above written.


                                       COOMBER INVESTMENT LTD.

                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                           Name:  Qin Xiaocong
                                           Title: Director


                                       GOLDMAN INDUSTRIAL LTD.

                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                           Name:  Qin Xiaocong
                                           Title: Director

                                       ZHONG LIN DEVELOPMENT COMPANY LIMITED

                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                           Name:  Qin Xiaocong
                                           Title: Director


                                       GUANGXI YUCHAI MACHINERY STATE HOLDING
                                       COMPANY

                                       By: /s/ WANG JIANMING
                                           -------------------------------------
                                           Name:  Wang Jianming
                                           Title: Chairman


                                       /s/ QIN XIAOCONG
                                       -----------------------------------------
                                       Qin Xiaocong


                                       /s/ ZHU GUOXIN
                                       -----------------------------------------
                                       Zhu Guoxin


                                       /s/ YUAN XUCHENG
                                       -----------------------------------------
                                       Yuan Xucheng

                                                                      EXHIBIT 14


                                                             English Translation



                             Contract of loan in RMB
                                  (Short-Term)

                      Serial No. 2002 Liu Dai He Zi No. 002


Borrower:                                         Guangxi Yuchai Machinery State
                                                  ------------------------------
                                                  Holding Company
                                                  ---------------

Enterprise Legal Person Business License No.:     (Qi) 4509001000098 (2-2)
                                                  ------------------------

Legal Representative:                             Wang Jianming
                                                  -------------

Address:                                          Da Nui Wo, Yulin City
                                                  ---------------------

Bank of Deposit and Account Number:               Bank of China
                                                  -------------

Contact Information:                              3287205
                                                  -------


Lender:                                           Yulin Branch, Bank of China
                                                  ---------------------------

Legal Representative or Person in Charge:         Liao Sitao
                                                  ----------

Address:                                          No. 385, Wai Huan Road East,
                                                  ----------------------------
                                                  Yulin City
                                                  ----------

Contact Information:                              2820981
                                                  -------


         The Borrower and the Lender agree hereby with respect to the provisions on granting a short-term capital loan in RMB by the Lender to the Borrower, and hereby enter into the Contract on the basis of equal consultation.


Article 1         Amount

         The total amount of the loan hereunder is RMB thirty million in words, or RMB 30,000,000 in Arabic numerals.

Article 2         Term

         The term of the loan hereunder is 36 months as of the drawing date as agreed to by the Parties hereof until the last repayment date as agreed to by the Parties hereof. If the drawing time as the parties agreed to hereby is specified as a particular period, the foregoing "drawing date" shall refer to the starting date of the drawing period.


Article 3         Purposes

         The loan hereunder shall be used for the purposes as follows:

         1)  to purchase engineering machinery and automobiles;
             -------------------------------------------------

         2)  _________________________________________________;

         3)  _________________________________________________.

         The Borrower shall not change the purposes of the loan without written consent from the Lender.


Article 4         Interest Rate of Loan and Accrual of Interest

         The interest rate of the loan hereunder is 0.51975% on a monthly basis and shall keep unchanged during the term of the Contract.

         The interest hereof shall accrue as of the actual drawing date by the Borrower and shall be calculated based on the actual drawing amount and the number of days of use of the loan hereunder, with the number of days in a calendar year taken as 360.

         The Borrower shall pay the interest pursuant to the item (1) as follows:

         (1) The Borrower shall pay the interest on a quarterly basis with March 20th, June 20th, September 20th and December 20th each year deemed as the Dates of Interest Payment.

         (2) The Borrower shall pay the interest on a monthly basis with the 20th day of each month deemed as the Date of Interest Payment.

         Should the last repayment date of the loan principal hereunder not fall on a Date of Interest Payment, the Borrower shall pay all interest payable on the last repayment date of the loan principal hereunder.

         (3) The Borrower shall pay the interest on a monthly basis with the date corresponding to that of granting of the loan hereunder deemed as the Date of Interest Payment.


Article 5         Drawing Conditions

         The Lender shall have the right to reject the drawing application by the Borrower if the Borrower fails to satisfy the following conditions:

         (1) The submission of a written drawing application and evidentiary documents with respect to the use of the loan hereunder __ days in advance;

         (2) The Loan Contract and the exhibits thereof have come into effect;

         (3) The security contract provided by Article 9 hereof has come into effect;

         (4) The Borrower, pursuant to the Lender's request, has opened the account for the purpose of drawing, interest payment, expense payment and repayment of the principal;

         (5) The Borrower has submitted to the Lender a letter of resolution and a letter of authorization issued by its Board of Directors or other competent authorities with respect to the execution and implementation of the Contract hereof;

         (6) The Borrower has submitted to the Lender a list of persons who are authorized to execute the Contract and the documents and bills related to the Contract, as well as the signature samples of the foregoing persons;

         (7) No event in breach of the Contract as provided by Article 11 hereof;

         (8) The satisfaction of other drawing conditions as provided by the law and reached by the Parties hereof.


Article 6         Drawing Time

         The Borrower shall draw the loan pursuant to schedule __ as follows:

         (1) The Borrower shall draw the loan in a single lump on _________.

         (2) The Borrower shall draw all the amount as set forth herein within ___ days as of ____________.

         The Lender shall have the right to withhold the remaining portion of the loan hereunder which has not been withdrawn over the above time limit. Should the Lender agree to grant the remaining part of the loan hereunder, the Lender shall have the right to charge an additional sanction fee at a daily rate of ____ over the portion with a delayed drawing; should the Lender refuse to grant the remaining part of the loan herein, the Lender shall have the right to charge an additional sanction fee proportionately in accordance with ________.

Article 7         Drawing Procedures

         Prior to each drawing of the loan hereunder, the Borrower shall submit a letter of application for drawing the loan as requested by the Lender and carry out other procedures to facilitate the drawing of the loan.


Article 8         Loan Repayment

         The Borrower shall repay the Loan hereunder in strict conformity to the following schedule:

-------------------------------------------------------------------------------
   Acts of Repayment          Date of Repayment          Amount of Repayment

-------------------------------------------------------------------------------
           1                  November 30, 2003             RMB 8,000,000
-------------------------------------------------------------------------------
           2                  November 30, 2004             RMB 10,000,000
-------------------------------------------------------------------------------
           3                  February 1, 2005              RMB 12,000,000
-------------------------------------------------------------------------------

         Should the Borrower need any adjustment regarding the above repayment schedule, it must file a written application prior to the maturity date thereof. Except as otherwise provided by the Parties, any changes regarding the foregoing repayment schedule shall be subject to mutual written confirmation by the Parties hereof.

         If more than one mature indebtednesses occur between the Borrower and the Lender, the Lender shall have the right to determine the sequence of repayment for each indebtednesses due.

         The Borrower may prepay the loan hereof, provided that it shall notify the Lender thereof __ days in advance. The Lender shall have the right to charge a compensation fee equivalent to ___ per cent of the interest receivable in connection with the indebtedness prepaid. The amount prepaid shall be used to repay the last installment of the loan hereunder, and be deemed as repayment of the loan in an reversed sequence to the schedule as specified hereunder. The Borrower shall not request to draw for a second time the prepaid part of the loan of which the prepayment has been approved by the Lender.

Article 9         Security

         All indebtednesses subject to the Contract hereunder are secured by means of ___ as follows:

         1) A repayment guarantee is to be provided by ________ to undertake the joint and several liabilities subject to a Contract of Guarantee executed separately and numbered as ___________________.

         2) A mortgage is to be provided by ________ subject to a Contract of Mortgage executed separately and numbered as ___________________.

         3) A pledge is to be provided by ________ subject to a Contract of Mortgage executed separately and numbered as ___________________.

In case the guarantor's competence for the loan repayment has decreased significantly due to the deterioration of its financial condition or any other reasons, or the collateral or pledged property is depreciated, damaged or lost in such a way that the competence to secure the loan hereunder has been significantly weakened or destroyed, the Lender shall have the right to request the Borrower to change its guarantor or provide an additional collateral or pledged property to secure the loan hereunder.


Article 10        Representations and Warranties

         The Borrower hereby provides the representations as follows:

         1)  The Borrower is lawfully registered and legitimately exists.

         2) The Borrower has obtained the authorization as required for executing the Contract.

         3) All documents, materials, statements and certificates with which the Borrower has provided the Lender are accurate, authentic, complete and valid.

         4) The Borrower never conceals any of the following conditions, which have happened or are happening and may affect the judgment on its capability to perform the liabilities as specified hereunder:

                  a. Any significant irregularity or illegality involving, or any significant claim for damages from, the Borrower or its senior officers;

                  b.  Breaches of any other contract by the Borrower;

                  c. Any indebtedness, contingent indebtedness assumed by the Borrower or any mortgage or pledge provided by the Borrower to any third party;

                  d.  Any pending legal proceedings or arbitrations;

                  e. Any other conditions that may affect the Borrower's financial situations and its solvency.

         The Borrower hereby provides the warranties as follows:

         1) The Borrower shall, as requested by the Lender, provide the latest financial statement on a monthly basis; provide in the first quarter of each year with the audited financial statement of the previous year; provide at any time, as requested by the Lender, with any documents or materials, including but not limited to any reports or statements with respect to its business operation and financial situation.

         2) If the Borrower has already entered into, or is to enter into, any counter-guarantee agreement or a agreement in a similar character with the guarantor hereof in connection with the guarantee liabilities thereof, such agreement shall not put any prejudice over any right of the Lender hereunder.

         3) It shall extend active cooperation and assistance to Party B in Party B's inspection of and supervision over its credit loan, and subject itself to such inspection and supervision of its own accord.

         4) The Borrower shall notify the Lender in advance with respect to any decrease of its registered capital or any significant changes related to its ownership and operation methods (including but not limited to the establishment of a sino-foreign equity joint venture or a cooperative joint-venture; corporate division, merger and acquisition, or being acquired; restructuring, reorganization, or conversion into a company limited by shares; such changes in connection with operational practices as lease, contracting, business affiliation and trust). The consent of the Lender shall be obtained in order to carry out the foregoing actions, in case the adverse impact may occur against the solvency of the Borrower.

         5) The Borrower shall not dispose of its proprietary assets by the way that may decrease its solvency. In case the Borrower provides guarantee to any third party or establishes any mortgage or pledge against its proprietary assets, it shall notify the Lender promptly and shall undertake that the total debts it secured is not in excess of __ times of its total net proprietary assets.

         6) The repayment of the loan by the Borrower to the Lender shall take priority over the repayment of any loans granted by its shareholders and shall not be inferior to the repayment of any debts in the similar character owned by the Borrower to any other creditors thereof.

                  [ ] The Borrower shall obtain the written consent from the
                      Lender prior to its application for any other loans with other banks or, the increase of any other debts. (This clause is optional and is mainly applicable to government-sponsored institutions as the borrower.)

                  [ ] In the Borrower's real estate development project financed by the loan hereunder, the amount of individual housing consumption loans provided by the Lender shall account for more than ___ of the total of individual housing consumption loans for the real estate development project. (This clause is optional and is applicable to the loan for real estate projects.)

                  [ ] For the real estate project developed by the Borrower, the construction contractor does not pay the fund advanced for the project construction. If the contractor has furnished the advanced fund, the Borrower has provided the Lender with the written document indicating that the contractor has waived its priority to be paid of the fund advanced for the project construction. (This clause is optional and is applicable to the loan for real estate projects.)

         7) The Borrower undertakes that it shall promptly notify the Lender of any of the following events when they occur:

                  a. The occurrence of any breach of contract hereunder or under any other contract;

                  b. Any changes with respect to the Borrower's subordination relationship, changes of its senior management, amendments to the articles of association or any significant adjustments related to its internal governance structure;

                  c. Any difficulties for the Borrower's operation or any financial deterioration thereof;

                  d. The involvement of the Borrower into any significant legal proceeding or arbitration;

                  e. The occurrence of any other circumstances that may affect the solvency of the Borrower.

         8) The Borrower shall deposit the sufficient amount for payment no later than ___ days prior to the due date of each loan principal or the interest thereof.

         9) The Borrower's settlement business related to the Contract hereunder shall be conducted with the Lender or any other branch of the Bank of China with the amount of settlement satisfying the Lender's requirement.

         10) The Borrower shall not distribute any dividends or bonus in any form to its shareholders, provided that the net profit after tax for the related fiscal year is zero or below zero, or the profit after tax is not sufficient to cover the cumulative loss for the previous fiscal years, or the profit before tax is not used to repay the Borrower's principal, interest and expense payable for that fiscal year, or the profit before tax is not sufficient to repay the next installment of the principal, interest and expenses hereunder.


Article 11        Breaches of Contract and Remedies

         If the Borrower defaults on repayment pursuant to the agreed schedule and fails to reach an agreement with respect to the extension with the Lender as well, the Lender shall have the right to charge a penalty interest at a daily rate of 0.021% to the part overdue. In case of any adjustments in interest rates, the overdue interest shall be calculated on a sectional basis.

         If the Borrower defaults on full repayment of the interest due, the Lender shall have the right to collect the compound interest for the outstanding interest due on a monthly or quarterly basis pursuant to the interest rate as specified hereunder. When the loan hereunder becomes overdue, a compound interest shall be calculated based on the overdue interest at a daily rate of 0.021%. If the principal is repaid duly while the interest is overdue, a compound interest shall be calculated based on the overdue interest as well. In case of any adjustments in interest rates, the overdue interest shall be calculated on a sectional basis.

         If the Borrower does not use the Loan for the purpose as specified hereof, the Lender shall have the right to collect a damages to the portion diverted to any other purposes at a daily interest rate of 0.05%. In case of any adjustments in interest rates, the damages shall be calculated on a sectional basis.

         Upon occurrence of any of the following circumstances, the Lender shall have the right to terminate the drawing by the Borrower or to cancel the remaining quota of the loan, and to announce the accelerated maturity of all the principal and interest of the Loan hereunder:

         1) The principal or interest payable by the Borrower has been overdue for more than ___ day;

         2) The amounts overdue and diverted to any other purposes by the Borrower have reached to RMB___;

         3) Any of the representations of the Borrower under Article 10 hereof is not authentic or is in violation of its warranties;

         4)  The Borrower is in breach of any other contracts;

         5) The guarantor, mortgager or the pledgor is in breach of the security contract hereunder, which may result in any adverse impact against the Borrower's ability to exercise the obligations hereunder;

         6) The Borrower terminates its operation or incurs dissolution, revocation or bankruptcy;

         7) The financial condition of the Borrower or that of its guarantor is in significant deteriorations;

         8) The collateral or pledged property is depreciated, impaired, lost, sequestered or frozen, and the Borrower fails to furnish a new security pursuant to the Lender's requirement.


Article 12        Transfer

         The Borrower agrees hereby, that any amount payable by the Borrower hereunder may be directly deducted and transferred by the Lender from the Borrower's accounts opened with any institutions of the Bank of China.


Article 13        Taxes and Expenses

         The taxes and expenses in connection with the conclusion and implementation of the Contract and any dispute resolution thereof, including but not limited to stamp tax, interest withholding tax, expenses for proceedings, expense for enforcement, attorney fees and fees for notarization, shall be borne by the Borrower.


Article 14        Offset, Assignment and Reservation of Rights

         The Borrower shall disburse in full the payable amount hereunder and shall not raise any requests for offset, except as otherwise agreed by the Lender.

         Without the written consent from the Lender, the Borrower shall not assign the obligations hereunder to any third party.

         Any leniency, moratorium, favor or deferral in performing any right hereunder granted by the Lender to the Borrower shall not affect, prejudice or limit any or all of the Lender's interests pursuant to the Contract, law and regulations, shall not be deemed as any abandonment by the Lender of its rights and interests hereunder, and shall not exempt the Borrower from any obligation hereunder that it shall assume.


Article 15        Amendments and Rescission

         Subject to the written consent from the Parties hereof, the Contract may be amended, supplemented or rescinded. Any amendment or supplement shall constitute an integral part hereof.

         The invalidity of any provisions hereof shall not affect the validity and effect of other provisions hereunder.


Article 16        The Governing Law, Dispute Resolution and Judicial
                  Jurisdiction

         The Contract shall be governed by the law of the People's Republic of China.

         The Parties hereof shall resolve through consultation all controversies or disputes in connection with the implementation of the Contract. Should consultation prove to be unsuccessful, the Parties hereof agree to resolve such controversies or disputes according to the first of the following two manners:

         1) A lawsuit about such dispute shall be filed with the court at the place where the Lender is located.

         2) Such dispute shall be submitted to the _________Arbitration Committee for arbitration.


Article 17        Exhibits

         The following exhibits and other exhibits jointly confirmed by the Parties hereof are integral parts of the Contract and shall have the equal validity and effect with the Contract.

         1)  _______;

         2)  _______;

         3)  _______;

         4)  _______.


Article 18        Effectiveness

         The Contract shall come into effect upon the signing and sealing by the legal representatives or authorized signatories of the Borrower and the Lender, respectively.

         The Contract shall be executed in two counterparts with each for the Borrower and the Lender respectively. Both counterparts shall have the equal validity and effect.


Article 19        Particular Notice

         The Borrower has carried out sufficient consultation with the Lender over all the provisions hereof.

         The Lender has prompted the Borrower to pay special attention to all the provisions with respect to the rights and obligations of the Parties hereof and to obtain the complete and accurate understanding thereof. In response to the Borrower's request, the Lender has made explanations for the foregoing provisions appropriately.

         The execution Parties hereby acknowledge their consistent understanding with respect to the provisions hereunder.


Borrower:                                         Guangxi Yuchai Machinery State
                                                  Holding Company
                                                  (with official seal affixed)

Legal Representative or Authorized Signatory:     Feng Qihua (signature)

Date for execution:                               January 31, 2002




Lender:                                           Yulin Branch, Bank of China
                                                  (with official seal affixed)

Legal Representative or Authorized Signatory:     Liao Sitao (signature)

Date for execution:                               January 31, 2002

                                                                      EXHIBIT 15


                                                             English Translation



                      Contract for Loan of Working Capital


                                     Contract No.: Z 2002 (illegible) Zi No.0038



Borrower (Party A):                         Guangxi Yuchai Machinery State
                                            ------------------------------
                                            Holding Company
                                            ---------------

Domicile (Address):                         Da Niu Wo, Yulin City

Legal Representative:                       Wang Jianming




Lender (Party B):                           Jiangnan Sub-branch, Yulin Branch,
                                            ----------------------------------
                                            Industrial and Commercial Bank of
                                            ---------------------------------
                                            China
                                            -----

Domicile (Address):                         No. 5 Yuchai Avenue, Yulin City

Legal Representative (Person in Charge):    Pang Yuqiang



         Party A hereby makes an application to Party B for a loan to meet its needs as set forth in Article 2.1 hereof, and Party B agrees to make such loan to Party A. In accordance with the Contract Law, the General Principles on Loans and other applicable laws and regulations, through negotiation on an equal position, Party A and Party B hereby enter into this Contract to specify their respective rights and obligations. At the time of execution hereof, Party B has interpreted and explained the terms of this Contract to Party A, and thus Party A has obtained a through understanding of the terms and conditions hereof.


                           Article 1     Class of Loan

1.1 The loan hereunder shall be (a medium-term or short-term) loan of working capital.


                          Article 2     Purpose of Loan

2.1 The purpose of the loan hereunder shall be: working capital turnover needed in business operations.

2.2 Party A shall not modify the purpose of the loan as specified herein without Party B's written consent.

                      Article 3     Amount and Term of Loan

3.1 The amount of the loan hereunder shall be RMB 20,000,000, or in words, RMB twenty million. (In the event of any discrepancy of the amount in Arabic numerals and the amount in words, the amount in words shall prevail. Similarly hereinafter.)

3.2 The term of the loan hereunder shall be 12 months, commencing from October 17, 2002 and ending on October 16, 2003.

3.3      Party A shall draw the loan in a single lump at the time as provided in
Article 3.2 hereof, and under some special circumstances Party A may advance or postpone the drawing of the loan by five days subject to Party B's written consent. The actual drawing date and repayment date shall be such dates as set forth in the loan note executed by the Parties. The loan note and the certificate of loan drawing shall form integral parts of this Contract and, in the event of any discrepancy between the matters as set forth therein and those as set forth herein, this Contract shall prevail, apart from the dates as set forth therein.


           Article 4     Interest Rate of Loan and Accrual of Interest

4.1 The monthly rate of interest on the loan hereunder shall be 0.4425%. (The rate of interest on medium-term loans of working capital shall be adjusted on an annual basis.) The interest shall accrue on a daily basis, starting from the actual drawing date, and shall be paid on a monthly or quarterly basis on the 20th day of each month or 20th day of the last month of each quarter. When the loan becomes mature, the principal of the loan shall be repaid in full together with any interest on it that has accrued but has not yet been paid.

4.2 If during the term of this Contract the People's Bank of China makes any adjustments to the rate of interest on borrowings, which adjustments happen to be applicable to the loan hereunder, Party B shall have the right to calculate the interest at the adjusted rate of interest on borrowings and by the adjusted method of calculation without any notice to Party A.


         Article 5     Sources of Funds for and Method of Loan Repayment

5.1 Party A's sources of funds for repayment of the loan hereunder and payment of any interest thereof shall include but not be limited to the following:

         5.1.1    Sales revenue; and

         5.1.2    Proceeds of the sale of the collateral.

5.2 No provisions on Party A's sources of funds for repayment of loans under any other contract to which Party A is a party shall in any way affect Party A's performance of its obligation to repay the loan hereunder. Under no circumstances shall Party A refuse, by referring to Article 5.1 hereof, to perform its obligation to repay the loan hereunder.

5.3 Party A shall pay the interest on the loan hereunder and repay the principal of the loan in full and on schedule as provided herein.

5.4 Prior to any interest payment date or principal repayment date as provided herein, Party A shall deposit into an account opened with Party B any amount sufficient to pay such interest or to repay the principal due the current period, and authorize Party B to transfer, on its own initiative, such amount from the above-mentioned account of Party A to its own account on the agreed interest payment date or the agreed principal repayment date.


                             Article 6     Security

6.1      The form of security for the loan hereunder shall be pledge.

6.2 Party A shall be obligated to extend active cooperation to Party B in its conclusion with the guarantor of a Guarantee Contract numbered Y2002 (Zhi) Zi No.0015 with respect to the matters hereunder that shall be guaranteed.

6.3 If any changes happen to the security hereunder, which are detrimental to Party B's rights as the creditor, Party A shall provide another security acceptable to Party B upon receipt of its notice.


               Article 7     Rights and Obligations of the Parties

7.1      Rights and obligations of Party A:

         7.1.1 Party A shall draw and use the loan in accordance with the term and purpose of the loan as provided herein;

         7.1.2 Party A shall not prepay the loan without Party B's written consent;

         7.1.3 Party A shall be responsible for the authenticity, accuracy, and integrity of the information provided during the pre-loan investigation and examination.

         7.1.4 Party A shall subject itself cooperatively to Party B's investigation and examination of, and supervision over, Party A's use of the loan hereunder.

         7.1.5 Party A shall extend active cooperation to Party B in its investigation and examination of, and supervision over, Party A's production, business operations and financial affairs, and shall be obligated to provide Party B with such information as profit and loss statements, balance sheets and other statements for any relevant periods;

         7.1.6 Party A shall repay in full the principal of the loan hereunder and pay in full any accrued interest as provided herein;

         7.1.7 Party A shall bear any expenses hereunder, including but not limited to expenses that may be in connection with notarization, authentication, assessment, registration and any other matters;

         7.1.8 Upon receipt of any reminder or prompt that Party B sends by post or by any other manners, Party A shall sign and send an acknowledgement within 3 days;

         7.1.9 If Party A enters into any contract, grants or takes any lease, transforms itself into a joint-stock enterprise, goes into any joint operation, merges with any other entity, acquires or is acquired by any other entity, enters into an equity joint venture, carries out corporate division, reduces its registered capital, makes any changes in its equity interest, transfers any significant part of its assets, or takes any other actions that will have an adverse effect against the realization of Party B's rights and interests, it shall notify Party B thereof at least 30 days in advance and obtain Party B's written consent thereto. Otherwise, Party A shall be restrained from taking any of the above-mentioned actions before it repays the loan in full.

         7.1.10 If any changes happen to Party A with respect to domicile, mailing address, business scope, legal representative or other registration matters related to the Administration for Industry and Commerce, Party A shall notify Party B in writing thereof within 7 days;

         7.1.11 If there occurs any other event that may create a threat of injury to Party A's normal business operations or may have a material adverse effect against its performance of the repayment obligation hereunder, including but not limited to the involvement in any major economic dispute, bankruptcy or worsening of its financial position, Party A shall promptly notify Party B in writing thereof; and

         7.1.12 If Party A goes out of business, is dissolved, suspends its business for reorganization or is wound up, or its business license is revoked, Party A shall notify Party B in writing thereof within 5 days and shall undertake to repay the principal of the loan and pay any interest on it immediately;

7.2      Rights and obligations of Party B:

         7.2.1 Party B shall have the right to require that Party A provide all and any information related to the loan hereunder;

         7.2.2 Party B shall have the right to, according to the Contract hereof or the applicable laws, transfer any amount due from Party A's account to its own account, for the purpose of repayment of the principal of the loan hereunder, any interest, compound interest, penalty interest and any expenses payable by Party A;

         7.2.3 If Party A evades Party B's supervision, defaults on the loan principal and any interest on it, or commits any other material breaches of contract, Party B shall have the right to impose a credit sanction against Party A, to make a report thereon to the relevant authorities, and to make a public release thereof to call in arrears;

         7.2.4 Party B shall provide the loan to Party A in the amount and according to the schedule as provided herein (except for any delay caused by Party A); and

         7.2.5 Party B shall maintain the confidentiality of the information and materials provided by Party A with respect to its debts, financial affairs, production and business operations, except as otherwise provided in this Contract or any laws or regulations.


                 Article 8     Liability for Breach of Contract

8.1 After this Contract takes into effect, Party A and Party B shall perform their respective obligations as provided herein. Either Party shall be legally liable for breach of contract if it fails to perform, or to perform properly or in their entirety, its obligations as provided herein.

8.2 If Party A fails to carry out the formalities and draw the loan as provided in Article 3.3 hereof, Party B shall have the right to charge a penalty interest for such delay on a daily basis at the rate as specified herein.

8.3 If Party B fails to carry out the formalities and provide the loan as stipulated in Article 3.3 hereof, it shall pay a penalty interest for such delay on a daily basis at the rate as specified herein.

8.4 If Party A prepays the loan hereunder without Party B's written consent, Party B shall have the right to charge an interest calculated according to the term of the loan and at the rate as provided herein.

8.5 If Party A fails to repay the principal of the loan due hereunder and pay any interest due as provided herein, Party B shall have the right to specify a time limit in which Party A shall repay in full such principal and pay in full such interest, to set off such principal and interest due against any and all amounts deposited by Party A in an account opened with Party B, to charge an interest on the arrears of the loan at the daily rate of 0.021%, and to charge a compound interest on the interest that becomes due and payable.

8.6 If Party A fails to use the loan for the purpose as provided herein, Party B shall have the right to recall in advance all or part of the loan or to terminate this Contract, to charge an penalty interest on the amount used by Party A in breach of the Contract at the daily rate of 0.05% for the number of days in breach of the Contract, and to charge a compound interest on the interest that becomes due and payable.

8.7 If Party A simultaneously commits both of the breaches of contract as provided in Articles 8.5 and 8.6 in its use of the loan, Party B shall impose a penalty on Party A for the more serious of the two breaches rather than for both of the two breaches.

8.8 If Party A commits any of the following acts, Party A shall rectify such act and take any remedial measures acceptable to Party B within 7 days upon receipt of Party B's notice thereof. Otherwise, Party B shall have the right to recall in advance all or part of the loan; if the loan cannot be recalled, it shall charge damages on a daily basis at the rate of interest on the arrears of the loan:

         8.8.1 Party A provides Party B with any balance sheet, profit and loss statement or other financial information that is false or in which any important facts fail to be disclosed;

         8.8.2 Party A fails to extend any cooperation to Party B in its supervision over Party A's use of the loan as well as over its production, business operations and financial activities, or refuses to subject itself to such supervision;

         8.8.3 Without Party B's consent Party A transfers or disposes of any significant part of its assets or threatens to do so;

         8.8.4 All or any significant part of Party A's assets are possessed by any of its other creditors, or are taken over by any designated trustee, receiver or other person in the similar capacity, or its assets are seized or frozen, as a result of which Party B may suffer any serious losses;

         8.8.5 Without Party B's consent Party A enters into any contract, grants or takes any lease, transforms itself into a joint-stock enterprise, goes into any joint operation, merges with any other entity, acquires or is acquired by any other entity, enters into an equity joint venture, carries out corporate division, reduces its registered capital, makes any changes in its equity interest, transfers any significant part of its assets, or takes any other actions that will have an adverse effect against the realization of Party B's rights and interests or will place the security of its right as the creditor in danger.

         8.8.6 Any changes happen to Party A's domicile, mailing address, business scope, legal representative or other registration matters with the Administration for Industry and Commerce, or Party A makes any major external investments, so that the realization of Party B's right as the creditor will be seriously affected or threatened;

         8.8.7 Party A is involved in any major economic dispute or its financial position worsens, so that the realization of Party B's right as the creditor will be seriously affected or threatened; or

         8.8.8 Party A takes any other action or there happens any other event in which Party A is involved, so that the realization of Party B's right as the creditor hereunder will be threatened or it will suffer any serious losses as a result.


Article 9    Effectiveness, Amendment, Cancellation, and Termination of Contract

9.1 This Contract shall become effective upon signing and sealing hereof by the Parties; if the performance of this Contract is secured, it shall become effective upon the effectiveness of the relevant guarantee contract. This Contract shall terminate as of the date when the principal of the loan hereunder is repaid in full, and any interest, compound interest, penalty interest on it, any penalty for breach of contract and any other expenses payable are paid in full.

9.2 Under any of the following circumstances, Party B shall have the right to terminate this Contract, and to require Party A to prepay the principal of the loan and any interest on it and to indemnify Party B for any losses it may suffer as a result:

         9.2.1 Party A goes out of business, is dissolved, suspends its business for reorganization, or is wound up, or its business license is revoked;

         9.2.2 Any changes happen to the security hereunder which may be detrimental to Party B's right as the creditor and, in addition, Party A fails to provide another security as required by Party B; or

         9.2.3 Party A commits any other serious breaches of the Contract herein.

9.3 If Party A wishes to extend the term of the loan, it shall make a written application for such extension to Party B within 30 days before the expiration of this Contract and submit to Party B a written consent of the guarantor to continue the guarantee for the loan. Only after Party B examines and approves such application and the Parties execute an agreement on such extension, shall such extension become effective. This Contract shall continue to be performed before the Parties execute an agreement on its extension.

9.4 After this Contract becomes effective, without authorization neither Party A nor Party B shall make any amendments to this Contract or terminate it before its expiration, except as otherwise provided herein. If any such amendment or termination is required, the Parties shall reach a written agreement thereon through negotiation. This Contract shall continue to be performed before such written agreement is executed.


                      Article 10     Settlement of Disputes

10.1 If any dispute arises out of the performance hereof, the Parties shall first try to settle such dispute through negotiation. If such negotiation proves unsuccessful, it shall be settled in the manner as provided in Article 10.1.2.

         10.1.1 Such dispute shall be submitted to (intentionally left blank) for arbitration.

         10.1.2 A lawsuit on such dispute shall be filed with the court at the place where Party B is located.


              Article 11     Other Matters Agreed to by the Parties

11.1     (intentionally left blank).

11.2     (intentionally left blank).

11.3     (intentionally left blank).


                     Article 12     Supplementary Provisions

12.1 The appendices attached to this Contract shall be integral parts hereof and shall have equal effect and validity with the body of this Contract.

12.2 If, in the course of the performance hereof, any drawing date or repayment date fall on a day when banks are not open for business, such drawing date or repayment date shall be postponed to an immediately succeeding day when banks are open for business.

12.3 This Contract is executed in four counterparts, one of which will be kept by Party A, Party B, and (intentionally left blank) respectively, and all the four counterparts shall have equal effect and validity.

    ---------------------------              ---------------------------
             Party A's                                Party B's
           Official Seal                            Official Seal
    ---------------------------              ---------------------------

       Legal Representative                       Person in Charge
   (or Authorized Representative)           (or Authorized Representative)
(Feng Qihua's signature is affixed.) (Pang Yuqiang's signature is affixed here.)


      Date: October 17, 2002                   Date: October 17, 2002
            ----------------                         ----------------

                                                                      EXHIBIT 16


                                                            English Translations



                      Contract for Loan of Working Capital


                                     Contract No.: A 2002 (illegible) Zi No.0040



Borrower (Party A):                         Guangxi Yuchai Machinery State
                                            ------------------------------
                                            Holding Company
                                            ---------------

Domicile (Address):                         Da Niu Wo, Yulin City

Legal Representative:                       Wang Jianming




Lender (Party B):                           Jiangnan Sub-branch, Yulin Branch,
                                            ----------------------------------
                                            Industrial and Commercial Bank of
                                            ---------------------------------
                                            China
                                            -----

Domicile (Address):                         No. 5 Yuchai Road, Yulin City

Legal Representative (Person in Charge):    Pang Yuqiang



         Party A hereby makes an application to Party B for a loan to meet its needs as set forth in Article 2.1 hereof, and Party B agrees to make such loan to Party A. In accordance with the Contract Law, the General Principles on Loans and other applicable laws and regulations, through negotiation on an equal position, Party A and Party B hereby enter into this Contract to specify their respective rights and obligations. At the time of execution hereof, Party B has interpreted and explained the terms of this Contract to Party A, and thus Party A has obtained a through understanding of the terms and conditions hereof.


                           Article 1     Class of Loan

1.1 The loan hereunder shall be (a medium-term or short-term) loan of working capital.


                          Article 2     Purpose of Loan

2.1 The purpose of the loan hereunder shall be: working capital turnover needed in business operations.

2.2 Party A shall not modify the purpose of the loan as specified herein without Party B's written consent.

                      Article 3     Amount and Term of Loan

3.1 The amount of the loan hereunder shall be RMB 80,000,000, or in words, RMB eighty million. (In the event of any discrepancy of the amount in Arabic numerals and the amount in words, the amount in words shall prevail. Similarly hereinafter.)

3.2 The term of the loan hereunder shall be 12 months, commencing from October 21, 2002 and ending on October 17, 2003.

3.3      Party A shall draw the loan in a single lump at the time as provided in
Article 3.2 hereof, and under some special circumstances Party A may advance or postpone the drawing of the loan by five days subject to Party B's written consent. The actual drawing date and repayment date shall be such dates as set forth in the loan note executed by the Parties. The loan note and the certificate of loan drawing shall form integral parts of this Contract and, in the event of any discrepancy between the matters as set forth therein and those as set forth herein, this Contract shall prevail, apart from the dates as set forth therein.


           Article 4     Interest Rate of Loan and Accrual of Interest

4.1 The monthly rate of interest on the loan hereunder shall be 0.4425%. (The rate of interest on medium-term loans of working capital shall be adjusted on an annual basis.) The interest shall accrue on a daily basis, starting from the actual drawing date, and shall be paid on a monthly or quarterly basis on the 20th day of each month or 20th day of the last month of each quarter. When the loan becomes mature, the principal of the loan shall be repaid in full together with any interest on it that has accrued but has not yet been paid.

4.2 If during the term of this Contract the People's Bank of China makes any adjustments to the rate of interest on borrowings, which adjustments happen to be applicable to the loan hereunder, Party B shall have the right to calculate the interest at the adjusted rate of interest on borrowings and by the adjusted method of calculation without any notice to Party A.


         Article 5     Sources of Funds for and Method of Loan Repayment

5.1 Party A's sources of funds for repayment of the loan hereunder and payment of any interest thereof shall include but not be limited to the following:

         5.1.1    Sales revenue; and

         5.1.2    (intentionally left blank)

5.2 No provisions on Party A's sources of funds for repayment of loans under any other contract to which Party A is a party shall in any way affect Party A's performance of its obligation to repay the loan hereunder. Under no circumstances shall Party A refuse, by referring to Article 5.1 hereof, to perform its obligation to repay the loan hereunder.

5.3 Party A shall pay the interest on the loan hereunder and repay the principal of the loan in full and on schedule as provided herein.

5.4 Prior to any interest payment date or principal repayment date as provided herein, Party A shall deposit into an account opened with Party B any amount sufficient to pay such interest or to repay the principal due the current period, and authorize Party B to transfer, on its own initiative, such amount from the above-mentioned account of Party A to its own account on the agreed interest payment date or the agreed principal repayment date.


                             Article 6     Security

6.1      The form of security for the loan hereunder shall be credit.

6.2 Party A shall be obligated to extend active cooperation to Party B in its conclusion with the guarantor of a Guarantee Contract numbered (intentionally left blank) with respect to the matters hereunder that shall be guaranteed.

6.3 If any changes happen to the security hereunder, which are detrimental to Party B's rights as the creditor, Party A shall provide another security acceptable to Party B upon receipt of its notice.


               Article 7     Rights and Obligations of the Parties

7.1      Rights and obligations of Party A:

         7.1.1 Party A shall draw and use the loan in accordance with the term and purpose of the loan as provided herein;

         7.1.2 Party A shall not prepay the loan without Party B's written consent;

         7.1.3 Party A shall be responsible for the authenticity, accuracy, and integrity of the information provided during the pre-loan investigation and examination.

         7.1.4 Party A shall subject itself cooperatively to Party B's investigation and examination of, and supervision over, Party A's use of the loan hereunder.

         7.1.5 Party A shall extend active cooperation to Party B in its investigation and examination of, and supervision over, Party A's production, business operations and financial affairs, and shall be obligated to provide Party B with such information as profit and loss statements, balance sheets and other statements for any relevant periods;

         7.1.6 Party A shall repay in full the principal of the loan hereunder and pay in full any accrued interest as provided herein;

         7.1.7 Party A shall bear any expenses hereunder, including but not limited to expenses that may be in connection with notarization, authentication, assessment, registration and any other matters;

         7.1.8 Upon receipt of any reminder or prompt that Party B sends by post or by any other manners, Party A shall sign and send an acknowledgement within 3 days;

         7.1.9 If Party A enters into any contract, grants or takes any lease, transforms itself into a joint-stock enterprise, goes into any joint operation, merges with any other entity, acquires or is acquired by any other entity, enters into an equity joint venture, carries out corporate division, reduces its registered capital, makes any changes in its equity interest, transfers any significant part of its assets, or takes any other actions that will have an adverse effect against the realization of Party B's rights and interests, it shall notify Party B thereof at least 30 days in advance and obtain Party B's written consent thereto. Otherwise, Party A shall be restrained from taking any of the above-mentioned actions before it repays the loan in full.

         7.1.10 If any changes happen to Party A with respect to domicile, mailing address, business scope, legal representative or other registration matters related to the Administration for Industry and Commerce, Party A shall notify Party B in writing thereof within 7 days;

         7.1.11 If there occurs any other event that may create a threat of injury to Party A's normal business operations or may have a material adverse effect against its performance of the repayment obligation hereunder, including but not limited to the involvement in any major economic dispute, bankruptcy or worsening of its financial position, Party A shall promptly notify Party B in writing thereof; and

         7.1.12 If Party A goes out of business, is dissolved, suspends its business for reorganization or is wound up, or its business license is revoked, Party A shall notify Party B in writing thereof within 5 days and shall undertake to repay the principal of the loan and pay any interest on it immediately;

7.2      Rights and obligations of Party B:

         7.2.1 Party B shall have the right to require that Party A provide all and any information related to the loan hereunder;

         7.2.2 Party B shall have the right to, according to the Contract hereof or the applicable laws, transfer any amount due from Party A's account to its own account, for the purpose of repayment of the principal of the loan hereunder, any interest, compound interest, penalty interest and any expenses payable by Party A;

         7.2.3 If Party A evades Party B's supervision, defaults on the loan principal and any interest on it, or commits any other material breaches of contract, Party B shall have the right to impose a credit sanction against Party A, to make a report thereon to the relevant authorities, and to make a public release thereof to call in arrears;

         7.2.4 Party B shall provide the loan to Party A in the amount and according to the schedule as provided herein (except for any delay caused by Party A); and

         7.2.5 Party B shall maintain the confidentiality of the information and materials provided by Party A with respect to its debts, financial affairs, production and business operations, except as otherwise provided in this Contract or any laws or regulations.


                 Article 8     Liability for Breach of Contract

8.1 After this Contract takes into effect, Party A and Party B shall perform their respective obligations as provided herein. Either Party shall be legally liable for breach of contract if it fails to perform, or to perform properly or in their entirety, its obligations as provided herein.

8.2 If Party A fails to carry out the formalities and draw the loan as provided in Article 3.3 hereof, Party B shall have the right to charge a penalty interest for such delay on a daily basis at the rate as specified herein.

8.3 If Party B fails to carry out the formalities and provide the loan as stipulated in Article 3.3 hereof, it shall pay a penalty interest for such delay on a daily basis at the rate as specified herein.

8.4 If Party A prepays the loan hereunder without Party B's written consent, Party B shall have the right to charge an interest calculated according to the term of the loan and at the rate as provided herein.

8.5 If Party A fails to repay the principal of the loan due hereunder and pay any interest due as provided herein, Party B shall have the right to specify a time limit in which Party A shall repay in full such principal and pay in full such interest, to set off such principal and interest due against any and all amounts deposited by Party A in an account opened with Party B, to charge an interest on the arrears of the loan at the daily rate of 0.021%, and to charge a compound interest on the interest that becomes due and payable.

8.6 If Party A fails to use the loan for the purpose as provided herein, Party B shall have the right to recall in advance all or part of the loan or to terminate this Contract, to charge an penalty interest on the amount used by Party A in breach of the Contract at the daily rate of 0.05% for the number of days in breach of the Contract, and to charge a compound interest on the interest that becomes due and payable.

8.7 If Party A simultaneously commits both of the breaches of contract as provided in Articles 8.5 and 8.6 in its use of the loan, Party B shall impose a penalty on Party A for the more serious of the two breaches rather than for both of the two breaches.

8.8 If Party A commits any of the following acts, Party A shall rectify such act and take any remedial measures acceptable to Party B within 7 days upon receipt of Party B's notice thereof. Otherwise, Party B shall have the right to recall in advance all or part of the loan; if the loan cannot be recalled, it shall charge damages on a daily basis at the rate of interest on the arrears of the loan:

         8.8.1 Party A provides Party B with any balance sheet, profit and loss statement or other financial information that is false or in which any important facts fail to be disclosed;

         8.8.2 Party A fails to extend any cooperation to Party B in its supervision over Party A's use of the loan as well as over its production, business operations and financial activities, or refuses to subject itself to such supervision;

         8.8.3 Without Party B's consent Party A transfers or disposes of any significant part of its assets or threatens to do so;

         8.8.4 All or any significant part of Party A's assets are possessed by any of its other creditors, or are taken over by any designated trustee, receiver or other person in the similar capacity, or its assets are seized or frozen, as a result of which Party B may suffer any serious losses;

         8.8.5 Without Party B's consent Party A enters into any contract, grants or takes any lease, transforms itself into a joint-stock enterprise, goes into any joint operation, merges with any other entity, acquires or is acquired by any other entity, enters into an equity joint venture, carries out corporate division, reduces its registered capital, makes any changes in its equity interest, transfers any significant part of its assets, or takes any other actions that will have an adverse effect against the realization of Party B's rights and interests or will place the security of its right as the creditor in danger.

         8.8.6 Any changes happen to Party A's domicile, mailing address, business scope, legal representative or other registration matters with the Administration for Industry and Commerce, or Party A makes any major external investments, so that the realization of Party B's right as the creditor will be seriously affected or threatened;

         8.8.7 Party A is involved in any major economic dispute or its financial position worsens, so that the realization of Party B's right as the creditor will be seriously affected or threatened; or

         8.8.8 Party A takes any other action or there happens any other event in which Party A is involved, so that the realization of Party B's right as the creditor hereunder will be threatened or it will suffer any serious losses as a result.


Article 9    Effectiveness, Amendment, Cancellation, and Termination of Contract

9.1 This Contract shall become effective upon signing and sealing hereof by the Parties; if the performance of this Contract is secured, it shall become effective upon the effectiveness of the relevant guarantee contract. This Contract shall terminate as of the date when the principal of the loan hereunder is repaid in full, and any interest, compound interest, penalty interest on it, any penalty for breach of contract and any other expenses payable are paid in full.

9.2 Under any of the following circumstances, Party B shall have the right to terminate this Contract, and to require Party A to prepay the principal of the loan and any interest on it and to indemnify Party B for any losses it may suffer as a result:

         9.2.1 Party A goes out of business, is dissolved, suspends its business for reorganization, or is wound up, or its business license is revoked;

         9.2.2 Any changes happen to the security hereunder which may be detrimental to Party B's right as the creditor and, in addition, Party A fails to provide another security as required by Party B; or

         9.2.3 Party A commits any other serious breaches of the Contract herein.

9.3 If Party A wishes to extend the term of the loan, it shall make a written application for such extension to Party B within 30 days before the expiration of this Contract and submit to Party B a written consent of the guarantor to continue the guarantee for the loan. Only after Party B examines and approves such application and the Parties execute an agreement on such extension, shall such extension become effective. This Contract shall continue to be performed before the Parties execute an agreement on its extension.

9.4 After this Contract becomes effective, without authorization neither Party A nor Party B shall make any amendments to this Contract or terminate it before its expiration, except as otherwise provided herein. If any such amendment or termination is required, the Parties shall reach a written agreement thereon through negotiation. This Contract shall continue to be performed before such written agreement is executed.


                      Article 10     Settlement of Disputes

10.1 If any dispute arises out of the performance hereof, the Parties shall first try to settle such dispute through negotiation. If such negotiation proves unsuccessful, it shall be settled in the manner as provided in Article 10.1.2.

         10.1.1 Such dispute shall be submitted to (intentionally left blank) for arbitration.

         10.1.2 A lawsuit on such dispute shall be filed with the court at the place where Party B is located.


              Article 11     Other Matters Agreed to by the Parties

11.1     (intentionally left blank).

11.2     (intentionally left blank).

11.3     (intentionally left blank).


                     Article 12     Supplementary Provisions

12.1 The appendices attached to this Contract shall be integral parts hereof and shall have equal effect and validity with the body of this Contract.

12.2 If, in the course of the performance hereof, any drawing date or repayment date fall on a day when banks are not open for business, such drawing date or repayment date shall be postponed to an immediately succeeding day when banks are open for business.

12.3 This Contract is executed in four counterparts, one of which will be kept by Party A, Party B, and (intentionally left blank) respectively, and all the four counterparts shall have equal effect and validity.

    ---------------------------              ---------------------------
             Party A's                                Party B's
           Official Seal                            Official Seal
    ---------------------------              ---------------------------

       Legal Representative                       Person in Charge
   (or Authorized Representative)           (or Authorized Representative)
(Feng Qihua's signature is affixed.) (Pang Yuqiang's signature is affixed here.)


      Date: October 21, 2002                   Date: October 21, 2002
            ----------------                         ----------------

                                                                      EXHIBIT 17


                                                             English Translation



                             Contract of loan in RMB
                                  (Short-Term)

                      Serial No. 2002 Liu Dai He Zi No. 057


Borrower:                                         Guangxi Yuchai Machinery State
                                                  ------------------------------
                                                  Holding Company
                                                  ---------------

Enterprise Legal Person Business License No.:     (Qi) 4509001000098 (2-2)
                                                  ------------------------

Legal Representative:                             Wang Jianming
                                                  -------------

Address:                                          Da Nui Wo, Yulin City
                                                  ---------------------

Bank of Deposit and Account Number:               Business Department,
                                                  --------------------
                                                  Yulin Branch, Bank of China
                                                  ---------------------------
                                                  02586908093001
                                                  --------------

Contact Information:                              3287020
                                                  -------

Lender:                                           Yulin Branch, Bank of China
                                                  ---------------------------

Legal Representative or Person in Charge:         Liao Sitao
                                                  ----------

Address:                                          No. 385, Wai Huan Road East,
                                                  ----------------------------
                                                  Yulin City
                                                  ----------

Contact Information:                              2820981
                                                  -------

         The Borrower and the Lender agree hereby with respect to the provisions on granting a medium-term capital loan in RMB by the Lender to the Borrower, and hereby enter into the Contract on the basis of equal consultation.

Article 1         Amount

         The total amount of the loan hereunder is RMB five hundred and fifty million in words, or RMB 150,000,000 in Arabic numerals.

Article 2         Term

         The term of the loan hereunder is 36 months as of the drawing date as agreed to by the Parties hereof until the last repayment date as agreed to by the Parties hereof. If the drawing time as the parties agreed to hereby is specified as a particular period, the foregoing "drawing date" shall refer to the starting date of the drawing period.

Article 3         Purposes

         The loan hereunder shall be used for the purposes as follows:

         1) To purchase engineering mechanical accessories, base oil and automobiles; the Borrower shall not change the purposes of the Loan without written consent from the Lender.

Article 4         Interest Rate of Loan and Accrual of Interest

         The interest rate of the loan hereunder is 6.039% on a annual basis and the interest rate shall be reviewed and determined for each year. Upon the completion of each calendar year following to the date of execution hereof, the interest rate for the next calendar year shall be determined pursuant to the current interest rate for the loan with the similar character. During the term of the Contract, in case of any adjustments on the interest rates or any changes with respect to the interest calculation method by the State, the State's regulations in question shall be applied and the Lender shall notify the Borrower thereof before carrying out such regulations.

         The interest hereof shall accrue as of the actual drawing date by the Borrower and shall be calculated based on the actual drawing amount and the number of days of use of the loan hereunder, with the number of days in a calendar year taken as 360.

         The Borrower shall pay the interest pursuant to following method: the Borrower shall pay the interest on a quarterly basis with March 20th, June 20th, September 20th and December 20th each year deemed as the Dates of Interest

Payment. Should the last repayment date of the loan principal hereunder not fall on a Date of Interest Payment, the Borrower shall pay all interest payable on the last repayment date of the loan principal hereunder.

Article 5         Drawing Conditions

         The Lender shall have the right to reject the drawing application by the Borrower if the Borrower fails to satisfy the following conditions:

         (1) The submission of a written drawing application and evidentiary documents with respect to the use of the loan hereunder _one_ days in advance;

         (2) The Loan Contract and the exhibits thereof have come into effect;

         (3) The security contract provided by Article 9 hereof has come into effect;

         (4) The Borrower, pursuant to the Lender's request, has opened the account for the purpose of drawing, interest payment, expense payment and repayment of the principal;

         (5) The Borrower has submitted to the Lender the following materials in writting:

                  a. A letter of resolution and a letter of authorization issued by the Borrower's Board of Directors or other competent authorities to approve the execution and exercise of the Contract hereof;

                  b. A list of persons who are authorized to execute the Contract and the documents and bills related to the Contract, as well as the signature samples of the foregoing persons;

                  c. Certifications to verify the complete availability of fund (including self-sourced fund) under the budget (estimated) of the project to be financed by the Loan;

                  d. The official response documents with respect to the land use, planning and project designing proposal for the project;

                  e. The official response to approve the start of the project issued by competent government authorities;

         (6) No event in breach of the Contract as provided by Article 12 hereof;

         (7) The satisfaction of other drawing conditions as provided by the law and reached by the Parties hereof.

Article 6         Drawing Time

         The Borrower shall draw the loan pursuant to schedule (1)_ as follows:

         (1) The Borrower shall draw the loan in a single lump on _October 25, 2002_.

         (2) The Borrower shall draw all the amount as set forth herein within ___ months as of _____________.

         No drawing may be carried out without the consent of the Lender with respect to the remaining portion of the loan hereunder which has not been withdrawn over the above time limit. Should the Lender agree to grant the remaining part of the loan hereunder, the Lender shall have the right to charge an additional sanction fee at a daily rate of ____ over the portion with a delayed drawing; should the Lender refuse to grant the remaining part of the loan herein, the Lender shall have the right to charge an additional sanction fee proportionately in accordance with ________.

Article 7         Drawing Procedures

         At the time of each drawing of the loan hereunder, the Borrower shall submit a letter of application for drawing the loan as requested by the Lender and carry out other procedures to facilitate the drawing of the loan.

Article 8         Loan Repayment

         The Borrower shall repay the Loan hereunder in strict conformity to the following schedule:

--------------------------------------------------------------------------------
     Acts of Repayment       Date of Repayment          Amount of Repayment
--------------------------------------------------------------------------------
             1                October 25, 2003             RMB 50,000,000
                                                        (RMB fifty million)
--------------------------------------------------------------------------------
             2                October 25, 2004             RMB 70,000,000
                                                       (RMB seventy million)
--------------------------------------------------------------------------------
             3                October 25, 2005             RMB 30,000,000
                                                        (RMB thirty million)
--------------------------------------------------------------------------------

         Should the Borrower need any adjustment regarding the above repayment schedule, it must file a written application ___ days prior to the maturity date thereof. Except as otherwise provided by the Parties, any changes regarding the foregoing repayment schedule shall be subject to mutual written confirmation by the Parties hereof.

         If more than one mature indebtednesses occur between the Borrower and the Lender, the Lender shall have the right to determine the sequence of repayment for each indebtednesses due.

         The Borrower may prepay the loan hereof, provided that it shall notify the Lender thereof _one_ day in advance. The Lender shall have the right to charge a compensation fee equivalent to ___ per cent of the interest receivable in connection with the indebtedness prepaid. The amount prepaid shall be used to repay the last installment of the loan hereunder, and be deemed as repayment of the loan in an reversed sequence to the schedule as specified hereunder. The Borrower shall not request to draw for a second time the prepaid part of the loan of which the prepayment has been approved by the Lender.

Article 9         Security

         The loan hereunder is granted in full as a credit loan without security.

Article 10        Insurance

         The Borrower shall take out insurance for all equipments, engineering constructions and cargo transportations related to the projects or trade hereunder, as well as any risks existing during the operational term of the project, at an insurance company the Lender agrees to and with the insurance types acceptable by the Lender. The amount insured shall not be less than the principal of the loan herein. The Borrower shall assign the beneficiary insurance interests to the Lender and deliver the originals of the insurance policy to the Lender within ___ days upon the date hereof. Prior to the full repayment of the principal, the interest and expenses related to the loan hereunder, the Borrower must not terminate the insurance for any reason. If the Borrower terminates the insurance, the Lender shall have the right to resume the insurance or effect a policy on behalf of the Borrower at the Borrower's expense. The Borrower shall assume the liabilities in full for all losses caused to the Lender arising from the termination of the insurance.

         The Borrower shall, within three days commencing from the date it becomes aware of or should become aware of any insured accident, notify the Lender in writing of such accident, and seek indemnity in a prompt manner from the insurer pursuant to concerned provisions in the policy; any losses caused to the Lender due to the default of notification or to seek indemnity promptly or to fulfill the obligations under the insurance policy shall be assumed by the Borrower.

         Indemnity shall be first used to repay the principal and interest of the Loan and other payable expenses hereunder, however, the Lender may decide whether such indemnity can continue to finance the project or trade backed by the Loan, according to the progress of the project concerned; the inadequacy of the insurance compensation to cover the outstanding principal or interest hereunder does not constitute any ground for the Borrower to claim for exemption from the debts repayment.

Article 11        Representations and Warranties

         The Borrower hereby provides the representations as follows:

         1) The Borrower is lawfully registered and legitimately exists.

         2) The Borrower has obtained the authorization as required for executing the Contract.

         3) All documents, materials, statements and certificates with which the Borrower has provided the Lender are accurate, authentic, complete and valid.

         4) The Borrower never conceals any of the following conditions, which have happened or are happening and may affect the judgment on its capability to perform the liabilities as specified hereunder:

                  a. Any significant irregularity or illegality involving, or any significant claim for damages from, the Borrower or its senior officers;

                  b. Breaches of any other contract by the Borrower;

                  c. Any indebtedness, contingent indebtedness assumed by the Borrower or any mortgage or pledge provided by the Borrower to any third party;

                  d. Any pending legal proceedings or arbitrations;

                  e. Any other conditions that may affect the Borrower's financial situations and its solvency.

         The Borrower hereby provides the warranties as follows:

         1) The Borrower shall, as requested by the Lender, provide the latest financial statement on a monthly basis; provide in the first quarter of each year with the audited financial statement of the previous year; provide at any time, as requested by the Lender, with any documents or materials, including but not limited to any reports or statements with respect to its business operation and financial situation.

         2) If the Borrower has already entered into, or is to enter into, any counter-guarantee agreement or a agreement in a similar character with the guarantor hereof in connection with the guarantee liabilities thereof, such agreement shall not put any prejudice over any right of the Lender hereunder.

         3) It shall extend active cooperation and assistance to Party B in Party B's inspection of and supervision over its credit loan, and subject itself to such inspection and supervision of its own accord.

         4) The Borrower shall notify the Lender in advance with respect to any decrease of its registered capital or any significant changes related to its ownership and operation methods (including but not limited to the establishment of a sino-foreign equity joint venture or a cooperative joint-venture; corporate division, merger and acquisition, or being acquired; restructuring, reorganization, or conversion into a company limited by shares; such changes in connection with operational practices as lease, contracting, business affiliation and trust). The consent of the Lender shall be obtained in order to carry out the foregoing actions, in case the adverse impact may occur against the solvency of the Borrower.

         5) The Borrower shall not dispose of its proprietary assets by the way that may decrease its solvency. In case the Borrower provides guarantee to any third party or establishes any mortgage or pledge against its proprietary assets, it shall notify the Lender promptly and shall undertake that the total debts it secured is not in excess of __ times of its total net proprietary assets.

         6) The repayment of the loan by the Borrower to the Lender shall take priority over the repayment of any loans granted by its shareholders and shall not be inferior to the repayment of any debts in the similar character owned by the Borrower to any other creditors thereof.

         7) The Borrower undertakes that it shall promptly notify the Lender of any of the following events when they occur:

                  a. The occurrence of any breach of contract hereunder or under any other contract;

                  b. Any changes with respect to the Borrower's subordination relationship, changes of its senior management, amendments to the articles of association or any significant adjustments related to its internal governance structure;

                  c. Any difficulties for the Borrower's operation or any financial deterioration thereof;

                  d. The involvement of the Borrower into any significant legal proceeding or arbitration;

                  e. The occurrence of any other circumstances that may affect the solvency of the Borrower.

         8) The Borrower shall deposit the sufficient amount for payment no later than one days prior to the due date of each loan principal or the interest thereof.

         9) The Borrower's settlement business related to the Contract hereunder shall be conducted with the Lender or any other branch of the Bank of China with the amount of settlement satisfying the Lender's requirement.

         10) The Borrower shall not distribute any dividends or bonus in any form to its shareholders, provided that the net profit after tax for the related fiscal year is zero or below zero, or the profit after tax is not sufficient to cover the cumulative loss for the previous fiscal years, or the profit before tax is not used to repay the Borrower's principal, interest and expense payable for that fiscal year, or the profit before tax is not sufficient to repay the next installment of the principal, interest and expenses hereunder.

Article 12        Breaches of Contract and Remedies

         If the Borrower defaults on repayment pursuant to the agreed schedule and fails to reach an agreement with respect to the extension with the Lender as well, the Lender shall have the right to charge a penalty interest at a daily rate of 0.021% to the part overdue. In case of any adjustments in interest rates, the overdue interest shall be calculated on a sectional basis.

         If the Borrower defaults on full repayment of the interest due, the Lender shall have the right to collect the compound interest for the outstanding interest due on a monthly or quarterly basis pursuant to the interest rate as specified hereunder. When the loan hereunder becomes overdue, a compound interest shall be calculated based on the overdue interest at a daily rate of 0.021%. If the principal is repaid duly while the interest is overdue, a compound interest shall be calculated based on the overdue interest as well. In case of any adjustments in interest rates, the overdue interest shall be calculated on a sectional basis.

         If the Borrower does not use the Loan for the purpose as specified hereof, the Lender shall have the right to collect a damages to the portion diverted to any other purposes at a daily interest rate of 0.05%. In case of any adjustments in interest rates, the damages shall be calculated on a sectional basis.

         Upon occurrence of any of the following circumstances, the Lender shall have the right to terminate the drawing by the Borrower or to cancel the remaining quota of the loan, and to announce the accelerated maturity of all the principal and interest of the Loan hereunder:

         1) The principal or interest payable by the Borrower has been overdue for more than _one_ day;

         2) The amounts overdue and diverted to any other purposes by the Borrower have reached to RMB___;

         3) Any of the representations of the Borrower under Article 11 hereof is not authentic or is in violation of its warranties;

         4) The Borrower is in breach of any other contracts;

         5) The guarantor, mortgager or the pledgor is in breach of the security contract hereunder, which may result in any adverse impact against the Borrower's ability to exercise the obligations hereunder;

         6) The Borrower terminates its operation or incurs dissolution, revocation or bankruptcy;

         7) The financial condition of the Borrower or that of its guarantor is in significant deteriorations;

         8) The collateral or pledged property is depreciated, impaired, lost, sequestered or frozen, and the Borrower fails to furnish a new security pursuant to the Lender's requirement.

Article 13        Transfer

         The Borrower agrees hereby, that any amount payable by the Borrower hereunder may be directly deducted and transferred by the Lender from the Borrower's accounts opened with any institutions of the Bank of China.

Article 13        Taxes and Expenses

         The taxes and expenses in connection with the conclusion and implementation of the Contract and any dispute resolution thereof, including but not limited to stamp tax, interest withholding tax, expenses for proceedings, expense for enforcement, attorney fees and fees for notarization, shall be borne by the Borrower.

Article 15        Offset, Assignment and Reservation of Rights

         The Borrower shall disburse in full the payable amount hereunder and shall not raise any requests for offset, except as otherwise agreed by the Lender.

         Without the written consent from the Lender, the Borrower shall not assign the obligations hereunder to any third party.

         Any leniency, moratorium, favor or deferral in performing any right hereunder granted by the Lender to the Borrower shall not affect, prejudice or limit any or all of the Lender's interests pursuant to the Contract, law and regulations, shall not be deemed as any abandonment by the Lender of its rights and interests hereunder, and shall not exempt the Borrower from any obligation hereunder that it shall assume.

Article 16        Amendments and Rescission

         Subject to the written consent from the Parties hereof, the Contract may be amended, supplemented or rescinded. Any amendment or supplement shall constitute an integral part hereof.

         The invalidity of any provisions hereof shall not affect the validity and effect of other provisions hereunder.

Article 17        The Governing Law, Dispute Resolution and Judicial
                  Jurisdiction

         The Contract shall be governed by the law of the People's Republic of China.

         The Parties hereof shall resolve through consultation all controversies or disputes in connection with the implementation of the Contract. Should consultation prove to be unsuccessful, the Parties hereof agree to resolve such controversies or disputes according to the first of the following two manners:

         1) A lawsuit about such dispute shall be filed with the court at the place where the Lender is located.

         2) Such dispute shall be submitted to the _________Arbitration Committee for arbitration.

Article 18        Exhibits

         The following exhibits and other exhibits jointly confirmed by the Parties hereof are integral parts of the Contract and shall have the equal validity and effect with the Contract.

         1)       2002 Liu Dai He Zi No. 057-1 Loan Certificate;
                  ---------------------------------------------

         2)       2002 Liu Dai He Zi No. 057-2 Loan Certificate;
                  ---------------------------------------------

         3)       2002 Liu Dai He Zi No. 057 Application Letter for Drawing.
                  ---------------------------------------------------------


Article 19        Effectiveness

         The Contract shall come into effect upon the signing and sealing by the legal representatives or authorized signatories of the Borrower and the Lender, respectively.

         The Contract shall be executed in two counterparts with each for the Borrower and the Lender respectively. Both counterparts shall have the equal validity and effect.

Article 20        Particular Notice

         The Borrower has carried out sufficient consultation with the Lender over all the provisions hereof.

         The Lender has prompted the Borrower to pay special attention to all the provisions with respect to the rights and obligations of the Parties hereof and to obtain the complete and accurate understanding thereof. In response to the Borrower's request, the Lender has made explanations for the foregoing provisions appropriately.

         The execution Parties hereby acknowledge their consistent understanding with respect to the provisions hereunder.

Borrower:                                           Guangxi Yuchai Machinery
                                                    State Holding Company
                                                    (with official seal affixed)

Legal Representative or Authorized Signatory:       Feng Qihua (signature)

Date for execution:                                 October 24, 2002


Lender:                                             Yulin Branch, Bank of China
                                                    (with official seal affixed)

Legal Representative or Authorized Signatory:       Liao Sitao (signature)

Date for execution:                                 October 24, 2002

                                                                      EXHIBIT 18


                                                             English Translation

                                                           ---------------------
                                                               Original Copy
                                                           ---------------------



Contract No.:              GXYL 123010-2003-No.3



Class of Loan:             Loan of Industrial Working Capital




Borrower (Party A):        Guangxi Yuchai Machinery State Holding Company


Domicile:                  On the west side of Yuchai Avenue, Yuchai Newtown,
                           Yulin City
                           Postal Code: 537005


Legal Representative (Person in charge): Wang Jianming


Fax: 3288583


Tel: 3287020





Lender (Party B):          Yulin Branch, the Construction Bank of China


Domicile:                  267 Renmin Road East,Yulin City
                           Postal Code: 537000


Person in Charge:          Wang Haihong


Fax: 2822057


Tel: 2822050

Borrower (hereinafter referred to as "Party A"):     Guangxi Yuchai Machinery
                                                     State Holding Company
                                                     ------------------------


Lender (hereinafter referred to as "Party B"):       Yulin Branch, the
                                                     Construction Bank of China
                                                     --------------------------


         Party A hereby makes an application to Party B for a loan, and Party B agrees to make such loan to Party A. In accordance with the applicable laws, regulations and rules, through negotiation Party A and Party B have agreed to enter into this Contract, with which both Parties shall comply.


         Article 1         Amount of Loan

         The loan Party A will obtain from Party B shall amount to (in words) RMB thirty-five million.


         Article 2         Purpose of Loan

         The loan hereunder shall be used in working capital turnover.


         Article 3         Term of Loan

         The term of the loan hereunder shall be twelve months, commencing from February 24, 2003 and ending on February 23, 2004.

         If the dates on which the term of the loan hereunder commences and ends are not the same as those specified in the Transfer Certificate of Loan, the dates as noted in the Transfer Certificate of Loan issued when the first installment of the loan is made shall prevail. The Transfer Certificate of Loan shall constitute an integral part of this Contract and shall have equal effect and validity with this Contract.


         Article 4         Interest Rate of Loan and Calculation and Payment of
Interest

         1.   The monthly interest rate of the loan hereunder shall be 0.4425%.

         2. The interest on the loan hereunder shall accrue as of the date on which it is transferred into an account opened by Party A. The interest on the loan hereunder shall be calculated on a daily basis and shall be paid on a quarterly basis, and the date of interest payment shall be the 20th day of the last month of each quarter. The daily interest rate equals to the monthly interest rate divided by 30.

         3. If the People's Bank of China makes any adjustment in the interest rate during the period between the date hereof and the date the first installment of the loan is paid, the interest hereunder shall be calculated according to the first of the following two methods:

         (1) It shall continue to be calculated at the interest rate as specified herein; or

         (2) It shall be calculated and paid according to any new policy toward the interest rate adopted by the People's Bank of China.

4. Adjustments in the interest rate and methods of the interest calculation hereunder shall be in compliance with the relevant provisions of the People's Bank of China. If, during the term of this Contract, the People's Bank of China makes any amendments to the relevant provisions and such amendments happen to be applicable to the loan hereunder, Party B may follow any provisions as amended by the People's Bank of China without any notice to Party A.


         Article 5         Granting of the Loan and the Use

         1.   Preconditions for granting of the loan

         (1) Only after the following preconditions are satisfied shall Party B be obligated to grant the loan hereunder unless Party B should waive all or part of such preconditions:

         a. Party A shall have gone through such statutory procedures as, among others, approval, registration, and payment as related to the loan hereunder in accordance with the relevant provisions of laws and regulations;

         b. If any security is created for the loan hereunder, the security contract or any other form of security acceptable to Party B shall have become effective;

         c. Party A shall have not committed any of the breaches of contract as specified herein; and

         d. Other preconditions for granting of the loan hereunder agreed to by the Parties:

         (The following is intentionally left blank.)

         ---------------------------------------------------------------------

         ---------------------------------------------------------------------

         ---------------------------------------------------------------------

         (2) Within three banking days after Party A has satisfied the preceding preconditions, Party B shall begin to grant the loan.

         2.   Schedule for use of the loan

         ( The following is intentionally left blank.)

         (1)  Date: _________________, Amount: _____________________________;

         (2)  Date: _________________, Amount: _____________________________;

         (3)  Date: _________________, Amount: _____________________________;

         (4)  Date: _________________, Amount: _____________________________;

         (5)  Date: _________________, Amount: _____________________________;

         (6)  Date: _________________, Amount: _____________________________.


         Article 6         Repayment of Loan

         1.   Principle for repayment of the loan

         When Party A makes any repayment of the loan hereunder, it shall pay any interest on the loan before it repays the principal of the loan.

         2.   Payment of interest

         Party A shall pay any interest on the loan that has become due and payable on the date of interest payment as specified herein. The first date to pay the interest shall be the first date of interest payment after the loan is granted. All the outstanding interest that has accrued on the loan hereunder shall be paid in full when the last installment of the loan is repaid.

         3.   Schedule for repayment of the loan principal

         Party A shall repay the principal of the loan hereunder according to the following schedule:

         (The following is intentionally left blank)

         (1)  Date: _________________, Amount: _____________________________;

         (2)  Date: _________________, Amount: _____________________________;

         (3)  Date: _________________, Amount: _____________________________;

         (4)  Date: _________________, Amount: _____________________________;

         (5)  Date: _________________, Amount: _____________________________;

         (6)  Date: _________________, Amount: _____________________________.

         4.   Method of loan repayment

         By the dates of loan repayment as specified herein, Party A shall have deposited into an account opened with Party B an amount sufficient to pay any amount that has become due and payable for the current period and transfer such amount to Party B automatically, or shall transfer such amount from any of its other account to an Party B on the dates of repayment of the loan as specified herein. If Party A fails to make any repayment of the loan punctually, Part B shall have the right to transfer an appropriate amount into its own account from any account opened by Party A with any branch or sub-branch of the Construction Bank of China.

         5.   Prepayment of loan

         (1) If Party A wishes to prepay any interest, it will only need to notify Party B thereof in advance.

         (2) If Party A wishes to prepay the principal of the loan hereunder, it shall make a written application for such prepayment to Party B thirty banking days in advance. If Party B grants approval to such prepayment, Party A may prepay all or part of the principal of the loan hereunder.

         If Party A prepays the principal of the loan hereunder, the interest on the loan shall be calculated at the interest rate as specified in Article 4 hereof and on the basis of the number of days for which the loan has been actually used.

         If Party A prepays the principal of the loan hereunder, it agrees to pay Party B a compensation which shall be calculated by the following formula: amount of compensation = amount prepaid x 0.005% x number of days by which such amount is prepaid.

         If this Contract provides that Party A shall repay the loan in installments and Party A wishes to prepay part of the principal of the loan, it shall repay the loan in the reverse sequence as specified in the schedule of loan repayment hereunder. After Party A has made any prepayment of the loan, the interest on the balance of the loan that has not yet been repaid shall be calculated at the interest rate as specified herein.


         Article 7         Security for loan

         If any security is to be created for the loan hereunder, the form of
such security shall be    (Intentionally left blank)    of the following:
                       ---------------------------------

         1.   Guarantee;

         2.   Mortgage:

         3.   Pledge;

         4.   Stand-by letter of credit;

         5.   Credit insurance; or

         6.   Others:   (Intentionally left blank)
                      ------------------------------

         Article 8         Rights and Obligations of Party A

         1.   Party A's rights:

         (1) It shall have the right to require Party B to grant the loan as provided herein;

         (2) It shall have the right to use the loan for the purpose as provided herein;

         (3) It shall have the right to make an application to Party B for extension of the term of the loan if such application meets all the conditions set forth by Party B; and

         (4) It shall have the right to require that Party B maintain the confidentiality of any relevant financial information it has provided to Party B as well as any trade secrets for production or business operations it has revealed to Party B, except as otherwise provided in laws, regulations, or rules.

         2.   Party A's obligations:

         (1) It shall provide Party B with the relevant information on its finance, accounts, production, and business operations as required by Party B, including but not limited to the provision of, within the first thirteen banking days of the first month of each quarter, the balance sheet and the profit and loss statement (statement of receipts and expenses for a agovernment-sponsored institution) as of the end of the previous quarter, and, by the end of each fiscal year, the statement of cash flow for the current year; it shall be liable for the authenticity, integrity and validity of such information;

         (2) It shall use the loan for the purpose as provided herein, and shall not divert or embezzle it to any other purposes;

         (3) It shall extend active cooperation to Party B in Party B's inspection of and supervision over its production, business operations, financial activities, and use of the loan hereunder and subject itself to such inspection and supervision of its own accord;

         (4) It shall pay the interest on the loan and repay the principal of the loan according to the schedule as specified herein;

         (5) Neither Party A nor any of the investors thereof shall withdraw any of their capital or transfer any of their assets in an attempt to evade repayment of any debt owed to Party B;

         (6) Without Party B's approval, it shall not provide any security for any third party on the assets generated from the loan hereunder until it has paid the interest on the loan and repaid the principal of the loan in full;

         (7) If, during the term of this Contract, Party A intends to provide any security for any debt owed by any third party, for which the security may generate any adverse effect against its repayment ability, it shall notify Party B in writing thereof in advance and obtain Party B's approval thereof.

         (8) If the guarantor hereunder suspends its production or business operations, has its registration cancelled or its business license revoked, becomes bankrupt, is wound up, or suffers any losses in its business operations, under the circumstances of which it will lose all or part of its ability to stand guarantee for the loan hereunder, or anything mortgaged or pledged as security for the loan hereunder depreciates, or is accidentally damaged or lost, Party A shall promptly provide Party B with an additional security acceptable to Party B;

         (9) If, during the term of this Contract, any changes occur with respect to Party A's name, legal representative (person in charge), domicile, scope of business, registered capital or any other matters concerning Party A, it shall promptly notify Party B thereof;

         (10) If, during the term of this Contract, Party A enters into any contract, grants or takes any lease, transforms itself into a joint-stock enterprise, goes into any joint operation, merges with any other entity, acquires or is acquired by any other entity, carries out corporate division, enters into an equity joint venture, or makes any application for suspension of its operations for reorganization, for dissolution or for bankruptcy, or takes any other actions that will have an adverse effect against the realization of Party B's rights as the creditor, it shall notify Party B in writing thereof thirty days in advance, obtain Party B's consent thereto, and take such measures as required by Party B to ensure that the security for the loan hereunder will remain effective and the loan hereunder will be repaid;

         (11) If, during the term of this Contract, Party A suspends its production or operations, or has its registration cancelled or its business license revoked, or its legal representative or chief person in charge has been engaged in any illegal activities or involved in any major legal proceedings, or it has met with great difficulties in its production or operations, or its financial position has been deteriorated, or any other situation has arisen which will have an adverse effect against its performance of repayment obligation for the loan hereunder, it shall promptly notify Party B thereof and take such measures as required by Party B to ensure that the security for the loan hereunder will remain effective and the loan hereunder will be repaid; and

         (12) It shall bear any expenses for legal services, insurance, assessment, registration, storage, appraisal, and notarization that may be incurred in connection with this Contract and the security hereunder.


         Article 9         Rights and Obligations of Party B

         1.   Party B's rights:

         (1) It shall have the right to find out about Party A's production, business operations and financial activities and to require that Party A provide it with such documents and information as business plans, statistics and financial and accounting statements; and

         (2) It shall have the right to deduct and transfer from any account opened by Party A with any branch or sub-branch of the Construction Bank of China any amount in any currency that becomes payable to it in connection with this Contract.

         2.   Party B's obligations

         (1) It shall grant the loan according to the schedule and in the amounts as provided herein, except for any delays caused by Party A; and

         (2) It shall maintain the confidentiality of any relevant financial information Party A has provided to it as well as any trade secrets for production or business operations Party A has revealed to it for the purpose of the Contract, except as otherwise provided in laws, regulations, or rules.


         Article 10        Liabilities for Breach of Contract


         1.   Breaches of contract

         (1)  Party A's breaches of contract:

         a. It fails to provide Party B with the authentic, complete and valid information on its finance, accounts, production and business operations as required by Party B;

         b. It fails to use the loan hereunder for the purpose as agreed to by the Parties;

         c. It fails to pay the interest on the loan or to repay the principal of the loan at the times as specified herein;

         d. It refuses to accept Party B's inspection of and supervision over its use of the loan or places any hindrance in the way of such inspection and supervision;

         e. It transfers any of its assets or withdraws any of its capital in an attempt to evade repayment of the loan;

         f. Its business operations and financial position deteriorates, it is unable to repay any debt that has become mature, or it has got or is about to get involved in any major legal or arbitral proceedings or any other legal dispute, which, in Party B's judgment, has affected or harmed, or may affect or harm, Party B's rights and interests hereunder;

         g. Any other debts it owes have produced or may produce an adverse effect on performance of its obligations hereunder to Party B;

         h. It fails to repay any other debt it owes to the Construction Bank of China that has become mature;

         i. During the term of this Contract, it enters into any contract, grants or takes any lease, merges with any other entity, acquires or is acquired by any other entity, enters into an equity joint venture, carries out corporate division, goes into any joint operation, or takes any other actions such as transformation of itself into a joint-stock enterprise for the purpose of improving its methods or system of business operations, which, in Party B's judgment, have affected or harmed, or may affect or harm, Party B's rights and interests hereunder;

         j. It commits any other breach of contract, which, in Party B's judgment, is serious enough to have an adverse effect against the realization of Party B's right as the creditor hereunder; or

         k.   It is in breach of any other of its obligations hereunder.

         (2) If any of the following events happens to the guarantor and Party A fails to provide an additional security acceptable to Party B, it shall be deemed to be in breach of contract:

         a. The guarantor enters into any contract, grants or takes any lease, merges with any other entity, acquires or is acquired by any other entity, enters into an equity joint venture, carries out corporate division, goes into any joint operation, transforms itself into a joint-stock company, becomes bankrupt, or is wound up, which has produced or may produce an adverse effect on the guarantor's competence to assume joint and several liabilities hereunder;

         b. The guarantor provides any third party with a security for which it is unable to assume proper liabilities;

         c. The guarantor has lost or may lose its ability to assume the liabilities for the security hereunder; or

         d. The guarantor commits any other breach of contract as specified under the security contract.

         (3) If any of the following events happens to the mortgagor and Party A fails to provide an additional security acceptable to Party B, it shall be deemed to be in breach of contract:

         a. The mortgagor fails to take out insurance for the mortgaged property as required by Party B, or to obtain any insurance compensation in accordance with the mortgage contract after any insured accident has occurred;

         b. In case the mortgaged property is damaged, lost, or depreciated due to any fault on the part of any third party, the mortgagor fails to obtain any damages in accordance with the mortgage contract;

         c. Without Party B's written approval, the mortgagor donates, transfers, leases, places an overlapping mortgage on, moves, or otherwise disposes of the mortgaged property;

         d. After the mortgagor has disposed of the mortgaged property with Party B's approval, it fails to dispose of the proceeds collected from such disposal as provided in the mortgage contract;

         e. The mortgaged property is damaged, lost, or depreciated in such a way that an adverse effect has been produced on the repayment of the loan hereunder, yet the mortgagor fails to promptly restore the mortgaged property to its original value or to provide any other additional security acceptable to Party B; or

         f. The mortgagor commits any other breach of contract as designated in the mortgage contract.

         (4) If any of the following events happens to the pledgor and Party A fails to provide any other security acceptable to Party B, it shall be deemed to be in breach of contract:

         a. The pledgor fails to take out insurance for the pledged property as required by Party B, or to obtain any insurance compensation in accordance with the pledge contract after any insured accident has occurred;

         b. The pledged property is damaged, lost or depreciated due to any fault on the part of any third party, and the pledgor fails to obtain any damages in accordance with the pledge contract;

         c. After the pledgor has disposed of the pledged property with Party B's approval, it fails to dispose of the proceeds collected from such disposal as provided in the pledge contract;

         d. The pledged property is damaged, lost, or depreciated in such a way that an adverse effect has been produced on the repayment of the loan hereunder, yet the pledgor fails to promptly restore the pledged property to its original value or to provide any other security acceptable to Party B; or

         e. The pledgor commits any other breach of contract as designated in the pledge contract.

         (5) In case the security contract or any other manner of security fails to become effective, is invalid, or is rescinded, or any other situation arises in which the guarantor loses all or part of its competence to assume liabilities for the security, or its refuses to perform any of its obligations under the security contract, and Party A fails to provide any other security as required by Party B, it shall be deemed to be in breach of contract.

         2.   Remedies for breaches of contract

         If any of the breaches of contract as referred to Paragraph (1) - Paragraph (5) above is committed, Party B shall have the right to exercise any or several of the following rights:

         (1) It may discontinue the granting of the loan, declare that the loan becomes mature immediately, or require that Party A repay all the principal of the loan and pay all the interest on the loan and all the relevant expenses, no matter whether such loan, interest or expenses have become due and payable or not;

         (2) It may impose a penalty on Party A at the daily rate of 0.021% of the principal of the loan;

         (3) If Party A fails to use the loan for the purpose as provided herein, a penalty interest may be charged in accordance with the relevant provisions of the People's Bank of China on the amount that is diverted to any other purposes;

         (4) Before the term of the loan expires, a compound interest may be charged at the rate and calculation method as provided in Article 4 hereof on any interest overdue;

         (5) In the event of Party A's default on the repayment of the loan or any installment overduet, an interest as well as a compound interest may be charged at the rate of overdue interest as quoted by the People's Bank of China at the time the loan or any installment of it becomes mature and by the calculation method as provided herein on any arrears of the principal of the loan and the interest on it (including all or part of the principal of the loan the maturity of which Party B declares is accelerated and the interest on the loan). Default on the repayment of the loan or any installment overdue as referred to herein means failure to repay the loan on the expiration of its term or failure to repay any installment of the loan at the times as specified in the schedule of repayment of the loan listed herein;

         (6) It may deduct and transfer from any account in any currency opened by Party A with any branch or sub-branch of the Construction Bank of China;

         (7) It may require that Party A provide an additional security acceptable to Party B for all the liabilities hereunder;

         (8)  It may exercise its rights under the security contract; and/or

         (8)  It may terminate this Contract.


         Article 11         Other Matters Agreed to by the Parties

         (The following is intentionally left blank.)

         ---------------------------------------------------------------------

         ---------------------------------------------------------------------

         ---------------------------------------------------------------------

         ---------------------------------------------------------------------

         ---------------------------------------------------------------------


         Article 12        Settlement of Disputes about this Contract

         If any dispute arises out of the performance hereof, the Parties shall first try to settle such dispute through negotiation. If such negotiation proves unsuccessful, it shall be settled according to the first of the following two manners:

         1. A lawsuit about such dispute shall be filed with the court at the place where Party B is located.

         2.   Such dispute shall be submitted to ___ intentionally left blank
___ Arbitration Commission (the venue of arbitration shall be ___ intentionally left blank ____) for arbitration in accordance with the rules of arbitration of this Commission in effect at the time such dispute is submitted. The arbitral award shall be final and binding on both Parties.

         During any legal or arbitral proceedings, all provisions of this Contract not related to such dispute shall continue to be binding.


         Article 13         Effectiveness of Contract

         This Contract shall become effective when Party A's legal representative (person in charge) or authorized agent has affixed to it his or her signature and the official seal of his or her unit, and the person in charge of Party B or its authorized agent has affixed to it his or her signature and the official seal of his or her unit.


         Article 14         This Contract is executed in four counterparts.


         Article 15         Representations of the Parties

         1. Party A acknowledge its due understanding with respect to Party B's scope of business and limits of authority.

         2. Party A has read through all the terms of this Contract. Party B has interpreted and explained the terms of this Contract as required by Party A. Party A has acquired a thorough knowledge and understanding of all the terms of this Contract and the legal liabilities it may have to assume hereunder.

         3.   Party A has the right to enter into this Contract.





Party A(Official Seal):                           Guangxi Yuchai Machinery State
                                                  Holding Company


Legal Representative (Person in charge) or
Authorized Agent:                                 Feng Qihua (Signature)
                                                  ----------


 Date:                                            February 24, 2003
                                                  -----------------





Party B(Official Seal):                           Yulin Branch, the Construction
                                                  Bank of China


Person in charge or Authorized Agent:             (Signature is illegible)
                                                  ----------------------


 Date:                                            February 24, 2003
                                                  -----------------

                                                                   EXHIBIT 19(a)

                      Zhong Lin Development Company Limited
                          Flat E, 21/F, Ka On Building
                       8-14 Connaught Road West, Hong Kong
                                 Tel: 2650 4393
                                 Fax: 2541 8933



Guangxi Yuchai Machinery Ltd

                                                               20 November, 2002

Dear Sirs,

Referring to your letter dated 21 October, 2002. We have purchased the stock of your Company previously held by Everbright Holding Co., Ltd. According to the instruction of Yulin City Government, we request you take immediate action to transfer the dividend payment inclusive of FY2001 and FY2002 interim due to us to the account designated as follows:

Account         883001292408091002
                Yulin Office, Zhong Lin Development Co. Ltd
Bank            Yulin Branch, Bank of China

This request must be followed.

Regards

/s/ Qin Xiaocong

Qin Xiaocong
General Manager
Zhong Lin Development Co. Ltd

                      Zhong Lin Development Company Limited
                          Flat E, 21/F, Ka On Building
                       8-14 Connaught Road West, Hong Kong
                                 Tel: 2650 4393
                                 Fax: 2541 8933


Dear Mr. Wrix Gasteen,

Re:  Guangxi Yuchai Machinery Ltd's interim dividends for 2001 and 2002

As a shareholder of Guangxi Yuchai Machinery Co. Ltd., we (in order to simplify procedure and facilitate our working capital) would now like to request that our entitled share of the interim dividends from Guangxi Yuchai Machinery Co. Ltd. for 2001 and 2002 be remitted to our specified bank account. We have discussed with your company, and your company has insisted that our shares (which was originally owned by Everbright Holding Co., Ltd.) are in CYI and not in Guangxi Yuchai Machinery Co. Ltd., and as such you did not agree to distribute the dividends from Guangxi Yuchai Machinery Co. Ltd. to our company.

After checking the relevant documents repeatedly, we have only found a document from China Ministry of Foreign Trade and Economic Cooperation dated December 1994 in regard to Yuchai's IPO. This document clearly states that those shares which were originally owned by Everbright, now owned by our company, are our shares in Guangxi Yuchai Machinery Co. Ltd.

If your company has evidence to proof your claim as stated above as being valid, and which conforms with China's relevant law, we request that you show us and certify these valid evidence within 3 days. Otherwise, our company shall, base on the direction of the Peoples Government of Yulin City, request Guangxi Yuchai Machinery Co. Ltd. to remit our entitled dividends for 2001 and 2002 interim to our specified bank account directly.

With Regards,

/s/ Qin Xiaocong

Qin Xiaocong
General Manager
Zhong Lin Development Company Limited

20 November 2002

                      Zhong Lin Development Company Limited
                          Flat E, 21/F, Ka On Building
                       8-14 Connaught Road West, Hong Kong
                                 Tel: 2650 4393
                                 Fax: 2541 8933



Mr. Wrix Gasteen
Hong Leong Asia Ltd

Dear Sir,

Thank you for your reply on 21st November 2002. The explanation in your letter on the ownership of our shares (originally owned by Everbright) was not convincing. As such, I am of the opinion that there is no need to further discuss this matter. Rather, we ought to seek common ground while reserving our differences, and work together for our mutual benefits, and for our future cooperation and development.

I have on 14th November 2002 telephoned your Mr. Gao Jia Lin requesting him to, as soon as possible, provide me with the audited financial reports for 2001, and for the first half of this year. Mr. Gao has consented to my requests, but it is with regret that I still have not received any of the above documents.

Therefore, I would like to request you again to send me the above documents and their electronic versions. In addition, I would also request your Company to provide me with the following information: (1) Cash Flow Statement for the first half of this year, and for the month of October; (2) Audited financial statements for the first half of this year, and for the month of October; (3) Balance Sheet for the first half of this year, and for the month of October.

Guangxi Yuchai's interests are also your Company's, our company's and the respective shareholders' interests. Will Mr. Gasteen please fulfill our above requests as soon as possible in order to establish a new and better foundation for our future cooperation.

Regards,

Qin Xiao Cong
General Manager
Zhong Lin Development Company Limited

26th November 2002

                           GOLDMAN INDUSTRIAL LIMITED
                          Flat E, 21/F, Ka On Building
                       8-14 Connaught Road West, Hong Kong
                                 Tel: 2650 4393
                                 Fax: 2541 8933



Guangxi Yuchai Machinery Ltd

After consultation with our leader in charge, our company agrees in principal with the Chairman Mr. Wang Jian Ming's proposal that we temporarily suspend our requirement that CYI distribute to us the accumulated profits of CYI. But the Board of Directors of CYI should at least promise to distribute to the shareholders the full amount (or at least more than 95%) of the current and subsequent dividend within one month from the date when it is received.

Also, please inform CYI that we will assign Mr. Yuan Xu Chang and Mr. Qin Xiao Cong to be the successors of the two directors assigned by Everbright previously to be the directors of CYI and Guangxi Yuchai. Please proceed with the necessary procedures as soon as possible. The information regarding the two directors assigned by us has been provided to Mr. Su Peng.

Thanks and Best Regards,

Qin Xiao Cong
For and on behalf of Goldman Industrial Limited
7 March 2003

                                                                   EXHIBIT 19(b)

                              LETTER OF INVITATION


June 3rd, 2003
To: Singapore Hong Leong Group

            The People's Government of Yulin City hereby cordially requests the presence of all directors seconded by your company to Guangxi Yuchai Machinery Co., Ltd. for a conference to be held in Yulin on June 8, 2003.

            For the purpose of the stable and leapfrogging development of Guangxi Yuchai Machinery Co., Ltd. and to safeguard the legitimate interests of Chinese and foreign shareholders thereof, the conference is intended to standardize the activities with respect to the equity transfer among the Chinese and foreign parties related to Guangxi Yuchai Machinery Co., Ltd. and the dividends distribution in question.

            Please inform us the list of attendees from your company by June 6, 2003.

            The attendance of each director with his wife to other related events would be greatly appreciated!

                        Best regards,

                                           The People's Government of Yulin City
                                                                  Guangxi, China

Contact:                Yao Chunqiang
Telephone Numbers:      0086 775 282 5445
                        0086 775 282 5627
                        1351 755 9218
Fax Number:             0086 775 282 8222

                                                                   EXHIBIT 19(c)
                       GUANGXI YUCHAI MACHINERY CO., LTD.

June 15, 2003
To: Hong Leong Asia Ltd.

            Hereby this is to forward to you the Response Letter on Opinions with respect to Hong Leong Company's Illegal Holding of A Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the Ministry of Commerce, the Official Reply on Opinions with respect to Hong Leong Company's Illegal Holding of A Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the People's Government of Guangxi Zhuang Autonomous Region and the Opinions of the People's Government of Yulin City on Redressing the Irregularities regarding the Equity Transfer by the Shareholders of Guangxi Yuchai Machinery Co., Ltd. and Related Issues.

            Your company shall, in line with the instructions of Chinese government through the three documents hereof, take measures to redress the illegal activities and irregularities, and ensure the normal operation of Guangxi Yuchai Machinery Co., Ltd. in accordance with relevant laws and regulations.


                                              Guangxi Yuchai Machinery Co., Ltd.
                                                            (with official seal)

Exhibits:

1. Response Letter on Opinions with respect to Hong Leong Company's Illegal Holding of A Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the Ministry of Commerce

2. Official Reply on Opinions with respect to Hong Leong Company's Illegal Holding of A Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the People's Government of Guangxi Zhuang Autonomous Region

3. Opinions of the People's Government of Yulin City on Redressing the Irregularities regarding the Equity Transfer by the Shareholders of Guangxi Yuchai Machinery Co., Ltd. and Related Issues

                              MINISTRY OF COMMERCE
                          OF PEOPLE'S REPUBLIC OF CHINA
--------------------------------------------------------------------------------



URGENT DOCUMENT


              REPONSE LETTER ON OPINIONS WITH RESPECT TO HONG LEONG
                  COMPANY'S ILLEGAL HOLDING OF A GOLDEN SHARE
                      IN GUANGXI YUCHAI MACHINERY CO., LTD.

                                                  Shang Zi Zong Han [2003] No.19

To: the People's Government of Guangxi Zhuang Autonomous Region

            We acknowledge the receipt of the Letter from the People's Government of Guangxi Zhuang Autonomous Region Requesting in Resolving Hong Leong Company's Illegal Holding of A Golden Share in Guangxi Yuchai Machinery Co., Ltd.(Gui Zheng Han [2003] No.39). With due consideration, we hereby inform you the following opinions:

            1. In June 1994, the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC" hereinafter) requested in the Official Reply with respect to the Conversion of Legal Person Shares of Guangxi Yuchai Co., Ltd. to Foreign Investment Shares (Wai Jing Mao Zi San Han Zi [1994] No. 311) that "with respect to any future transfer of Yuchai's shares, including transfer of any foreign investment shares, a separate application for approval thereof shall be made in accordance with relevant laws and regulations of the State".

            2. As of November 1994, the shareholders of the six offshore investors in Guangxi Yuchai Machinery Co., Ltd. had transferred to China Yuchai International Ltd. (a company registered in Bermuda Islands) the total equity interest thereof held in the six companies, and such transfer was not in conformity with the requirements set forth in the Official Reply issued by MOFTEC in June 1994 and at the same time established de facto control by a foreign party over Guangxi Yuchai.

            3. You are requested to advise the Chinese and foreign shareholders in Guangxi Yuchai Machinery Co., Ltd. to promptly rectify these activities which are inconsistent with the approval documents and to resolve the related issues in an appropriate manner.


                                                     the Ministry of Commerce of
                                                  the People's Republic of China
                                                            (with official seal)

                                                                  April 17, 2003

                           THE PEOPLE'S GOVERNMENT OF
                        GUANGXI ZHAUNG AUTONOMOUS REGION
--------------------------------------------------------------------------------


                   OFFICIAL REPLY FROM THE PEOPLE'S GOVERNMENT
                 OF GUANGXI ZHUANG AUTONOMOUS REGION ON OPIINONS
             WITH RESPECT TO HONG LEONG COMPANY'S ILLEGAL HOLDING OF
              A GOLDEN SHARE IN GUANGXI YUHCAI MACHINERY CO., LTD.

                                                    Gui Zheng Han [2003] No. 81)

To: the People's Government of Yulin City

            We acknowledge the receipt of your Request for Instructions with respect to a Golden Share in Guangxi Yuchai Machinery Co., Ltd. (Yu Zheng Bao [2003] No.24). We hereby reply as follows:

            Pursuant to the Response Letter on Opinions with respect to Hong Leong Company's Illegal Holding of A Golden Share in Guangxi Yuchai Machinery Co., Ltd. issued by the Ministry of Commerce (Shang Zi Zong Han [2003] No. 19), the foreign-related equity transfer in Guangxi Yuchai Machinery Co., Ltd. shall be conducted in strict conformity with the Official Reply with respect to the Conversion of Legal Person Shares of Guangxi Yuchai Co., Ltd. to Foreign Investment Shares (Wai Jing Mao Zi San Han Zi [1994] No. 311) issued by the former Ministry of Foreign Trade and Economic Cooperation. You are requested, in conformity with applicable laws, to advise the Chinese and foreign investors in Guangxi Yuchai Machinery Co., Ltd. to promptly rectify the irregularities in the equity transfer process and to resolve the related issues in an appropriate manner.

            APPENDIX:

            Response Letter on Opinions with respect to Hong Leong Company's Illegal Holding of A Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the Ministry of Commerce


                                                      The People's Government of
                                                Guangxi Zhuang Autonomous Region
                                                   (with official seal attached)

                                                                    May 22, 2003

                                    DOCUMENTS
                                       OF
                      THE PEOPLE'S GOVERNMENT OF YULIN CITY

                            Yu Zheng Fa [2003] No.34

--------------------------------------------------------------------------------

                OPINIONS OF THE PEOPLE'S GOVERNMENT OF YULIN CITY
                                  ON REDRESSING
 IRREGULARITIES REGARDING EQUITY TRANSFER BY THE SHAREHOLDERS OF GUANGXI YUCHAI
                     MACHINERY CO., LTD. AND RELATED ISSUES


To: Guangxi Yuchai Machinery Co., Ltd.

            In accordance with the Response Letter on Opinions with respect to Hong Leong Company's Illegal Holding of a Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the Ministry of Commerce (Shang Zi Zong Han [2003] No.19), and the Official Reply on Opinions with respect to Hong Leong Company's Illegal Holding of a Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the People's Government of the Autonomous Region (Gui Zheng Han [2003] No. 81), the City Government hereby issues the following opinions in order, according to law, to urge the Chinese and foreign shareholders of your company to redress promptly their activities in breach of relevant regulations that occurred in the process of the equity transfer, and to handle related matters earnestly and appropriately.

1. As of November 1994, six offshore shareholders of your company had transferred the total equity interest held in your company to China Yuchai International Ltd. (a company registered in Bermuda Islands), and, at the same time, established de facto control over your company by foreign shareholders. These activities violated relevant regulations and policies of our State.

2. The activities with respect to the equity transfer by the offshore shareholders of your company in breach of relevant regulations and the de facto control over your company by foreign shareholders resulting therefrom have injured the interests of Guangxi Yuchai Machinery Holdings Company and infringed on the rights and interests of the state-owned assets that our City Government manages with the authorization of higher-level governments. Therefore, we direct your company to redress these matters according to law as soon as possible, to ensure that the equity held by Guangxi Yuchai Machinery Holdings Company enjoys the same rights arising out of or in connection with the same class of shares, and to guarantee and maintain the legal rights and interests of our state-owned assets.

3. Your company should within five days of receipt of this Document require all shareholders to consult and submit resolution proposals to redress and standardize the equity transfer activities in question, and to carry out relevant formalities with legally-designated departments in accordance with law. During this period, all shareholders of your company, either Chinese or foreign, shall refrain from any irregularities with respect to unauthorized equity transfer without approval, consistent with relevant State regulations. Meanwhile, all related matters shall be handled appropriately in order to safeguard the legal rights and benefits of all Chinese and foreign shareholders.

            The above-mentioned matters related to the redress of and correction of approval formalities shall be completed in two months upon receipt of this Document. The results shall be reported to the City Government.

            We appreciate your compliance with and implementation of the above opinions.


APPENDIX:

1. Official Reply on Opinions with respect to Hong Leong Company's Illegal Holding of a Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the People's Government of the Autonomous Region (Gui Zheng Han [2003] No. 81)

2. Response Letter on Opinions with respect to Hong Leong Company's Illegal Holding of a Golden Share in Guangxi Yuchai Machinery Co., Ltd. from the Ministry of Commerce (Shang Zi Zong Han [2003] No.19)




                                           the People's Government of Yulin City
                                                            (with official seal)

                                                                   June 10, 2003